   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 10, 1997.

                                                     REGISTRATION NO. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                        WILLIS LEASE FINANCE CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             CALIFORNIA                             5088                             68-0070656
  (STATE OR OTHER JURISDICTION OF       (PRIMARY STANDARD INDUSTRIAL               (IRS EMPLOYER
   INCORPORATION OR ORGANIZATION)          CLASSIFICATION NUMBER)              IDENTIFICATION NUMBER)

                          180 HARBOR DRIVE, SUITE 200
                          SAUSALITO, CALIFORNIA 94965
                                 (415) 331-5281
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                             CHARLES F. WILLIS, IV
                            CHIEF EXECUTIVE OFFICER
                        WILLIS LEASE FINANCE CORPORATION
                          180 HARBOR DRIVE, SUITE 200
                          SAUSALITO, CALIFORNIA 94965
                                 (415) 331-5281
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                            ------------------------

                                   COPIES TO:

               DOUGLAS D. SMITH, ESQ.                              RICHARD A. BOEHMER, ESQ.
             GIBSON, DUNN & CRUTCHER LLP                             O'MELVENY & MYERS LLP
                ONE MONTGOMERY STREET                                400 SOUTH HOPE STREET
                    TELESIS TOWER                                LOS ANGELES, CALIFORNIA 90071
           SAN FRANCISCO, CALIFORNIA 94104                       TELEPHONE NO. (213) 669-6000
            TELEPHONE NO. (415) 393-8200                         TELECOPIER NO. (212) 669-6407
            TELECOPIER NO. (415) 986-5309

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

================================================================================================================
                                                                               PROPOSED MAXIMUM
                                                  AMOUNT      PROPOSED MAXIMUM    AGGREGATE
           TITLE OF EACH CLASS OF                 TO BE        OFFERING PRICE      OFFERING        AMOUNT OF
        SECURITIES TO BE REGISTERED           REGISTERED(1)     PER SHARE(2)       PRICE(2)     REGISTRATION FEE
----------------------------------------------------------------------------------------------------------------
Common Stock, no par value..................    1,725,000         $18.875        $32,559,375         $9,867
================================================================================================================

(1) Includes 225,000 additional shares of Common Stock pursuant to an over-allotment option.

(2) Estimated solely for purposes of calculating the amount of the registration fee pursuant to Rule 457(c) based on the average of the high and low prices for the Common Stock as reported on the Nasdaq National Market on November 6, 1997.
                            ------------------------

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                 SUBJECT TO COMPLETION, DATED NOVEMBER 10, 1997

PROSPECTUS
                                1,500,000 SHARES

                                     (LOGO)

                        WILLIS LEASE FINANCE CORPORATION
                                  COMMON STOCK
                          ---------------------------

     All of the 1,500,000 shares of Common Stock, no par value per share (the "Common Stock"), offered hereby (the "Offering") are being sold by Willis Lease Finance Corporation (the "Company"). The Common Stock is traded on the Nasdaq National Market under the symbol "WLFC." On November 6, 1997 the last sale price of the Common Stock as reported by the Nasdaq National Market was $18.63 per share. See "Price Range of Common Stock."
                          ---------------------------

      THE SHARES OF COMMON STOCK OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 7.
                          ---------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
     NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
       SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
         ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
           TO THE CONTRARY IS A CRIMINAL OFFENSE.

===============================================================================================
                                                           Underwriting
                                         Price to            Discounts          Proceeds to
                                         Public(1)      and Commissions(2)      Company(2)
-----------------------------------------------------------------------------------------------

Per Share..........................          $                   $                   $
-----------------------------------------------------------------------------------------------
Total(3)...........................          $                   $                   $
===============================================================================================

(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting expenses payable by the Company, estimated at $510,000.

(3) The Company has granted the Underwriters a 30-day option to purchase up to an additional 225,000 shares of Common Stock on the same terms and conditions as set forth above solely to cover over-allotments, if any. If all such shares are purchased, the total Price to Public, Underwriting
    Discounts and Commissions and Proceeds to Company will be $          ,
    $          and $          , respectively.
                          ---------------------------

     The shares of Common Stock offered by this Prospectus are offered by the Underwriters, subject to prior sale, to withdrawal, cancellation or modification of the offer without notice, to delivery to and acceptance by the Underwriters and to certain further conditions. It is expected that the delivery of certificates for the shares of Common Stock will be made at the offices of
Lehman Brothers Inc., New York, New York, on or about             , 1997.
                          ---------------------------

LEHMAN BROTHERS                                             DAIN BOSWORTH
                                                            INCORPORATED

November   , 1997

                                    [PHOTOS]

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK OF THE COMPANY. SUCH TRANSACTIONS MAY INCLUDE THE PURCHASE OF SHARES OF COMMON STOCK PRIOR TO THE PRICING OF THIS OFFERING FOR THE PURPOSE OF MAINTAINING THE PRICE OF THE COMMON STOCK AND THE PURCHASE OF SHARES OF COMMON STOCK FOLLOWING THE PRICING OF THIS OFFERING TO COVER A SYNDICATE SHORT POSITION IN THE COMMON STOCK OR FOR THE PURPOSE OF MAINTAINING THE PRICE OF THE COMMON STOCK. FOR A DISCUSSION OF THESE ACTIVITIES, SEE "UNDERWRITING."

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK OF THE COMPANY ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 103 OF REGULATION M UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and the financial statements and notes included elsewhere in this Prospectus, including the unaudited consolidated financial statements for the nine month periods ended September 30, 1997 and 1996 (the "Unaudited Financial Statements") and the audited consolidated financial statements for the years ended December 31, 1996 and 1995 (the "Audited Financial Statements"). Unless otherwise indicated, all information in this Prospectus assumes that the Underwriters' over-allotment option is not exercised.

                                  THE COMPANY

     Willis Lease Finance Corporation (the "Company") provides operating leases of commercial jet aircraft engines and aircraft equipment and sells aircraft engines and parts to air carriers, manufacturers and overhaul/repair facilities worldwide. The Company's core business is acquiring and leasing commercial aircraft spare engines and other aircraft equipment, primarily pursuant to operating leases. As a significant corollary to its core business, the Company, through its wholly-owned subsidiary Willis Aeronautical Services, Inc. ("WASI"), specializes in the purchase and resale of aftermarket airframe and engine parts, engines, modules and rotable components. The Company also engages in the selective purchase and resale of commercial aircraft engines. Integrating these three activities improves the Company's ability to maximize the residual and resale values of its engines, equipment and parts. The Company's senior management has extensive expertise in the commercial jet aircraft engine industry, a business which is not the focus of the major commercial aircraft lessors.

     As of September 30, 1997, the Company had 42 engines and eight aircraft parts packages under lease to 34 customers in 20 countries. The Company's strategy for its leasing business is to focus primarily on marketing operating leases of commercial aircraft engines and related equipment to a diversified base of customers worldwide. With operating leases, the Company retains the potential benefit and assumes the risk of the residual value of the leased asset, as distinct from finance leases where the entire cost of the asset is generally recovered over the term of the lease. In order to maximize residual values, the Company focuses on popular Stage III commercial jet aircraft engines. As of September 30, 1997, all of the engines in the Company's lease portfolio were Stage III engines and were generally suitable for use on one or more commonly used aircraft.

     Through WASI, the Company purchases and resells various aircraft equipment in the aftermarket. WASI's strategy is to focus on the acquisition of aviation equipment, such as whole engines and aircraft, which can be dismantled and sold as parts at a greater profit. WASI recently expanded its operations by opening a new facility in Arizona to facilitate the disassembly of aircraft into parts for sale.

     The Company also engages in the selective purchase and resale of commercial aircraft engines and engine components in the aftermarket. It is the Company's general objective to minimize risk by not purchasing engines or components on speculation; however, on occasion, the Company purchases engines and components without having a commitment for their sale. To date, these engines and components have been successfully sold or leased by the Company shortly after acquisition.

     Management believes the Company's market offers attractive growth opportunities. Industry analysts estimate that the worldwide fleet of approximately 11,500 commercial aircraft utilizes approximately 30,000 engines, including approximately 5,000 spare engines valued at over $11 billion. The Company's engine portfolio represents approximately 1% of the current market for spare engines. Based on industry analysts' projections of growth in the commercial aircraft fleet, the Company expects commercial airlines to acquire approximately 5,300 additional spare engines over the next 20 years.

     Airlines have increasingly turned to operating leases as an alternative to traditional financing of their aircraft, engines and spare parts. Operating leases allow airlines greater fleet and financial flexibility due to their shorter term nature and relatively small initial capital outlay. Aviation Week and Space Technology ("Aviation Week") reports that leasing will be the primary means by which the global air transport industry acquires new aircraft between now and 1999, and probably beyond. According to Aviation Week, based upon data provided by GE Capital Aviation Services, 84% of the world's airlines leased all or a portion of their equipment in 1996, up from 59% in 1986.

     As part of its growth stategy, the Company intends to expand its existing operations to include leasing and selling similar assets in additional markets such as the corporate, commuter and cogeneration markets. For example, the Company recently made its first investment in the commuter market by committing to purchase three De Havilland DHC-8-102 commuter aircraft and three spare engines, which are currently on lease to a domestic commuter carrier.

     The Company is a California corporation which commenced its leasing business in 1988. Its executive offices are located at 180 Harbor Drive, Suite 200, Sausalito, California 94965 and its telephone and facsimile numbers are
(415) 331-5281 and (415) 331-0607, respectively. The Company transacts business directly and through its subsidiaries. Unless otherwise indicated, references in this Prospectus to the Company refer to Willis Lease Finance Corporation and its subsidiaries.

                                  THE OFFERING

Common Stock offered by the Company... 1,500,000 shares
Common Stock to be outstanding after
  the Offering.......................  6,952,320 shares(1)
Use of proceeds......................  To finance the acquisition of additional equipment for lease or sale, potential acquisitions of businesses
                                       complementary to the Company's existing businesses and
                                       the possible expansion into other aviation-related
                                       activities and businesses, as well as for working
                                       capital and other general corporate purposes. Pending
                                       such uses, the net proceeds will be used to reduce the
                                       outstanding borrowings under the Company's revolving
                                       line of credit. See "Use of Proceeds."
Nasdaq National Market Symbol........  WLFC

---------------

(1) Excludes (i) 438,500 shares of Common Stock issuable upon exercise of options granted under the Company's 1996 Stock Option/Stock Issuance Plan (the "1996 Plan") and 71,500 additional shares of Common Stock reserved for issuance under the 1996 Plan, (ii) 64,473 shares of Common Stock reserved for issuance under the Company's Employee Stock Purchase Plan and (iii) 100,000 shares of Common Stock issuable upon exercise of outstanding warrants. See "Management -- 1996 Stock Option/Stock Issuance Plan," and "Employee Stock Purchase Plan."

                 SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

                                                                                                          NINE MONTHS ENDED
                                                             YEAR ENDED DECEMBER 31,                        SEPTEMBER 30,
                                             -------------------------------------------------------     -------------------
                                              1992        1993        1994        1995        1996        1996        1997
                                             -------     -------     -------     -------     -------     -------     -------
                                                          (IN THOUSANDS, EXCEPT PER SHARE AND PERCENTAGE DATA)
INCOME STATEMENT DATA:
Revenue:
  Operating lease revenue..................  $ 8,744     $10,323     $13,636     $13,771     $13,740     $10,379     $13,481
  Finance lease revenue....................       --          --          --          --          --          --         223
  Gain (loss) on sale of leased
    equipment..............................      659        (281)        633        (483)          2          --       1,333
  Spare parts sales........................       --          --         795       3,859       5,843       3,303      11,459
  Sale of equipment acquired for resale....    3,598          --       2,184       5,472      12,105       9,605      12,748
  Interest and other income................       70         938         542         119         618         197         544
                                             -------     -------     -------     -------     -------     -------     -------
    Total revenue..........................   13,071      10,980      17,790      22,738      32,308      23,484      39,788
Expenses:
  Interest expense.........................    4,815       4,809       5,948       5,722       4,323       3,371       5,226
  Depreciation expense.....................    2,666       3,070       4,447       4,703       3,181       2,513       2,995
  Residual share(1)........................      279         445       1,284         408         723         536         598
  Cost of spare parts sales................       --          --         659       2,546       3,308       1,604       7,751
  Cost of equipment acquired for resale....    3,140          --       1,863       2,742      10,789       8,551      10,672
  General and administrative expense.......    1,357       1,533       1,616       3,335       5,124       3,434       6,358
                                             -------     -------     -------     -------     -------     -------     -------
    Total expenses.........................   12,257       9,857      15,817      19,456      27,448      20,009      33,600
Gain on modification of credit
  facility(2)..............................       --          --          --       2,203          --          --          --
                                             -------     -------     -------     -------     -------     -------     -------
Income before income taxes, minority
  interest and extraordinary item..........      814       1,123       1,973       5,485       4,860       3,475       6,188
Income taxes...............................     (327)       (454)       (797)     (2,212)     (1,976)     (1,395)     (2,456)
                                             -------     -------     -------     -------     -------     -------     -------
Income before minority interest and
  extraordinary item.......................      487         669       1,176       3,273       2,884       2,080       3,732
Less: minority interest in net income of
  subsidiary...............................       --          --           4          57          79          79          --
                                             -------     -------     -------     -------     -------     -------     -------
Income before extraordinary item...........      487         669       1,172       3,216       2,805       2,001       3,732
Extraordinary item less applicable income
  taxes(3).................................       --          --          --          --          --          --       2,008
                                             -------     -------     -------     -------     -------     -------     -------
Net income.................................  $   487     $   669     $ 1,172     $ 3,216     $ 2,805     $ 2,001     $ 5,740
                                             =======     =======     =======     =======     =======     =======     =======
Earnings per share before extraordinary
  item.....................................    $0.16       $0.22       $0.38       $1.03       $0.74       $0.62       $0.65
Extraordinary item.........................       --          --          --          --          --          --        0.36
                                             -------     -------     -------     -------     -------     -------     -------
Earnings per share.........................    $0.16       $0.22       $0.38       $1.03       $0.74       $0.62       $1.01
                                             =======     =======     =======     =======     =======     =======     =======
Weighted average number of shares
  outstanding..............................    3,111       3,111       3,111       3,111       3,796       3,215       5,709
Return on average assets(4)................     0.79%       0.97%       1.54%       3.68%       2.59%       2.67%       3.34%
Return on average equity(4)................   172.39%      82.90%      75.37%      94.99%      20.02%      21.26%      19.01%

                                                                                               AT SEPTEMBER 30, 1997
                                                                                              ------------------------
                                                                                                               AS
                                                                                               ACTUAL      ADJUSTED(5)
                                                                                              --------     -----------
                                                                                                   (IN THOUSANDS)
BALANCE SHEET DATA:
Total assets................................................................................  $173,018      $ 173,018
Equipment under lease, net..................................................................   135,886        135,886
Debt financing(6)...........................................................................   108,062         82,311
Shareholders' equity........................................................................    29,164         54,915
Debt to equity ratio........................................................................       3.7x           1.5x

                                                                          AT DECEMBER 31,                       AT
                                                              ----------------------------------------     SEPTEMBER 30,
                                                              1992     1993     1994     1995     1996         1997
                                                              ----     ----     ----     ----     ----     -------------
LEASE PORTFOLIO:
Engines in lease portfolio at end of the period(7)..........   26       25       26       31       32            43

(1) The Company has negotiated a sharing of residual proceeds with certain lenders in exchange for a higher percentage financing of certain aircraft engines. Residual sharing arrangements apply to five of the Company's engines (representing $15.5 million of book value) as of September 30, 1997. The Company accrues for its residual sharing obligations using net book value as a proxy for residual proceeds. See "Business -- Financing/Source of Funds" and Note 1 to the Audited Financial Statements.

(2) Gain on modification of credit facility of $2.2 million represents the elimination of residual share payable of $2.4 million less the net loss on the sale of two engines to the lender of $199,000. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 4 to the Audited Financial Statements.

(3) In February 1997, the Company obtained a new loan agreement for $41.5 million to replace an existing loan of $44.2 million. The transaction resulted in an extraordinary gain of $2 million or $0.36 per weighted average share, net of tax. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 4 to the Unaudited Financial Statements.

(4) Calculations are based on the average of beginning and end of period balances. Nine month results are annualized and exclude the extraordinary item.

(5) As adjusted to give effect to the sale of 1,500,000 shares of Common Stock offered hereby at an assumed price of $18.63 per share (the closing price per share of the Common Stock on November 6, 1997), less underwriting discounts and estimated expenses of the Offering and the application of the estimated net proceeds therefrom. See "Use of Proceeds."

(6) Inclusive of accrued interest and capital lease obligation and exclusive of residual share payable.

(7) At of September 30, 1997, 42 of the 43 engines in the lease portfolio were on lease. In addition, at September 30, 1997, eight parts packages with a net book value of $7.0 million were on lease.

                                  RISK FACTORS

     An investment in the shares of Common Stock being offered hereby involves a high degree of risk. In addition to other information in this Prospectus, the following risk factors should be considered carefully by potential purchasers in evaluating an investment in the Common Stock offered hereby. Except for historical information contained herein, this Prospectus contains forward-looking statements that involve risks and uncertainties, such as statements of the Company's plans, objectives, expectations and intentions. The cautionary statements made in this Prospectus should be read as being applicable to all related forward-looking statements wherever they appear in this Prospectus. The Company's actual results could differ materially from those discussed here. Factors that could cause or contribute to such differences include those discussed below as well as those discussed elsewhere herein.

OWNERSHIP RISKS

     The Company leases its portfolio of aircraft engines and spare parts packages (collectively, "Aircraft Equipment") primarily under operating leases as opposed to finance leases. Under an operating lease, the Company retains title to the Aircraft Equipment and assumes the risk of not recovering its entire investment in the Aircraft Equipment through the re-leasing and remarketing process. Operating leases require the Company to re-lease or sell Aircraft Equipment in its portfolio in a timely manner upon termination of the lease in order to minimize off-lease time and recover its investment in the Aircraft Equipment. Numerous factors, many of which are beyond the control of the Company, may have an impact on the Company's ability to re-lease or sell Aircraft Equipment on a timely basis. Among the factors are general market conditions, regulatory changes (particularly those imposing environmental, maintenance and other requirements on the operation of aircraft engines), changes in the supply or cost of the Aircraft Equipment and technological developments. Further, the value of a particular used aircraft engine varies greatly depending upon its condition, the number of hours remaining until the next major maintenance of the aircraft engine is required and general conditions in the airline industry. In addition, the success of an operating lease depends in part upon having the Aircraft Equipment returned by the lessee in marketable condition as required by the lease. Consequently, there can be no assurance that the Company's estimated residual value for the Aircraft Equipment will be realized. As of September 30, 1997, the Company had 42 engines and eight parts packages under lease to 34 customers in 20 countries (one additional engine is off lease and is being actively marketed by the Company). If the Company is unable to re-lease or sell the Aircraft Equipment on favorable terms, its business, financial condition, cash flow, ability to service debt and results of operations could be adversely affected.

     The Company, through WASI, also acquires aviation equipment such as whole engines and aircraft which can be dismantled and sold as parts. Before parts may be installed in an aircraft, they must meet certain standards of condition established by the Federal Aviation Administration ("FAA"). See "Government Regulations" below. Parts must also be traceable to sources deemed acceptable by the FAA. See "Business -- Spare Parts Sales." Parts owned by the Company may not meet applicable standards or standards may change, causing parts which are already in the Company's inventory to be scrapped or modified. Engine manufacturers may also develop new parts to be used in lieu of parts already contained in the Company's inventory. In all such cases, to the extent the Company has such parts in its inventory, their value may be reduced. In addition, if the Company does not sell airframe and engine component parts that it purchases in the time frame contemplated at acquisition, the Company may be subject to unanticipated inventory financing costs as well as all the risks of ownership described above.

     The Company also engages in the selective purchase and resale of commercial aircraft engines and engine components in the aftermarket. On occasion, the Company purchases engines or components without having a commitment for their sale. If the Company were to purchase an engine or component without having a firm commitment for its sale or if a firm commitment for sale were to exist but not be consummated for whatever reason, the Company would be subject to all the risks of ownership described above.

INDUSTRY RISKS

     Downturns in the air transportation industry affect each of the three components of the Company's business. In particular, substantial increases in fuel costs or interest rates, increased fare competition, slower growth in air traffic, or any significant downturn in the general economy could adversely affect the air transportation industry and may therefore negatively impact the Company's business, financial condition and results of operations.

     While the Company believes that its lease terms protect its Aircraft Equipment and the Company's investment in such Aircraft Equipment, there can be no assurance that the financial difficulties experienced by a number of airlines will not have an adverse effect on the Company's business, financial condition or results of operations. In recent years and as discussed in "Customer Credit Risks" below, a number of commercial airlines have experienced financial difficulties, in some cases resulting in bankruptcy proceedings.

CUSTOMER CREDIT RISKS

     A lessee may default in performance of its lease obligations and the Company may be unable to enforce its remedies under a lease. The Company's existing and prospective customers include smaller domestic and foreign passenger airlines, freight and package carriers and charter airlines, which, together with major passenger airlines, may suffer from the factors which have historically affected the airline industry. As a result, certain of these customers may pose credit risks to the Company. The Company's inability to collect receivables due under a lease or to repossess Aircraft Equipment in the event of a default by a lessee could have a material adverse effect on the Company's business, financial condition or results of operations. A number of airlines have experienced financial difficulties, certain airlines have filed for bankruptcy and a number of such airlines have ceased operations. In most cases where a debtor seeks protection under Chapter 11 of Title 11 of the United States Code (the "Bankruptcy Code"), creditors are automatically stayed from enforcing their rights. In the case of United States certified airlines, Section 1110 of the Bankruptcy Code provides certain relief to lessors of the aircraft equipment. Specifically, the debtor airline has 60 days from the date the airline seeks protection under Chapter 11 of the Bankruptcy Code to agree to perform its obligations and to cure any defaults. If it does not do so, the lessor may repossess the aircraft equipment. The scope of Section 1110 has been the subject of significant litigation and there can be no assurance that the provisions of Section 1110 will protect the Company's investment in an aircraft engine in the event of a lessee's bankruptcy. In addition, Section 1110 does not apply to lessees located outside of the United States and applicable foreign laws may not provide comparable protection.

     During the three years ended September 30, 1997, three lessees of the Company filed for bankruptcy protection or otherwise became insolvent or ceased operations. In two of these cases (Great American Airways and Mark Air), the Company's engines were returned and re-leased. In the third case, Air Liberte S.A. was acquired by British Airways and the lease continues. On October 5, 1997, Western Pacific Airlines, Inc., a domestic lessee of three of the Company's engines with a combined net book value of $8.7 million, filed a petition under Chapter 11 of the Bankruptcy Code in the District of Colorado. Western Pacific has 60 days from October 5, 1997 to agree to perform its obligations and to cure any defaults under its leases with the Company.

QUARTERLY FLUCTUATIONS IN OPERATING RESULTS

     The Company has experienced fluctuations in its quarterly operating results and anticipates that these fluctuations may continue. Such fluctuations may be due to a number of factors, including the timing of sales of engines and spare parts and engine marketing activities, unanticipated early lease terminations, the timing of engine acquisitions or a default by a lessee. Given the possibility of such fluctuations, the Company believes that comparisons of the results of its operations for preceding quarters are not necessarily meaningful and that results for any prior quarter should not be relied upon as an indication of future performance. See "Management's Discussion and Analysis of Financial Condition and Results of Operations Quarterly Results of Operations." In the event the Company's revenues or earnings for any quarter are less than the level expected by securities analysts or the market in general, such shortfall could have an immediate and significant adverse impact on the market price of the Company's Common Stock.

INTERNATIONAL RISKS

     In 1996, approximately 61% of the Company's lease revenue was generated by leases to foreign customers. During the nine months ended September 30, 1997, approximately 64% of the Company's lease revenue was generated by leases to foreign customers. Such leases may present greater risks to the Company because certain foreign laws, regulations and judicial procedures may not be as protective of lessor rights as those which apply in the United States. In addition, many foreign countries have currency and exchange laws regulating the international transfer of currencies. The Company attempts to minimize its currency and exchange risks by negotiating all of its lease transactions in U.S. Dollars and all guarantees obtained to support various lease agreements are denominated for payment in U.S. Dollars. To date, the Company has experienced some collection problems under certain leases with foreign airlines, and there can be no assurance that the Company will not experience such collection problems in the future. The Company may also experience collection problems related to the enforcement of its lease agreements under foreign local laws and the attendant remedies in such locales. Consequently, the Company is subject to the timing and access to courts and the remedies local laws impose in order to collect its lease payments and recover its assets. In addition, political instability abroad and changes in international policy also present risks associated with expropriation of the Company's leased engines. To date, the Company has experienced limited problems in reacquiring assets; however, there can be no assurance that the Company will not experience more serious problems in the future.

     Certain countries have no registration or other recording system with which to locally establish the Company's or its lender's interest in the engines and related leases, potentially making it more difficult for the Company to prove its interest in an engine in the event that it needs to recover an engine located in such a country.

     The Company's engines and the aircraft on which they are installed can be subject to certain foreign taxes and airport fees. Consequently, unexpected liens on an engine or the aircraft on which it is installed could be imposed in favor of a foreign entity, such as Eurocontrol or the airports of the United Kingdom.

DEPENDENCE UPON AVAILABILITY OF FINANCING

     The operating lease business is a capital intensive business. The Company's typical operating lease transaction requires a cash investment by the Company of approximately 15% to 20% of the aircraft engine purchase price, commonly known as an "equity investment." The Company's equity investments have historically been financed from internally generated cash and the net proceeds of the Company's initial public offering which was completed on September 18, 1996 at a price of $8.00 per share (the "Initial Public Offering"), and in the future will include a substantial portion of the net proceeds of this Offering. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources." The balance of the purchase price is typically financed with the proceeds of secured borrowings. Accordingly, the Company's ability to successfully execute its business strategy and to sustain its operations is dependent, in part, on the availability of debt and equity capital. There can be no assurance that the necessary amount of such capital will continue to be available to the Company on favorable terms, or at all. If the Company were unable to continue to obtain required financing on favorable terms, the Company's ability to add new leases to its portfolio and parts inventory would be limited, which would have a material adverse effect on the Company's business, financial condition and results of operations.

BACK LEVERAGING

     The Company typically acquires the engines it leases with a combination of equity capital and funds borrowed from financial institutions. In some circumstances, the Company acquires assets before it has obtained debt financing. There can be no assurance that debt financing will be available after the asset has been acquired or, if available, at attractive rates or terms. Factors that could cause debt financing to be more expensive or unavailable include changes in interest rates, financial conditions of the lessee or the Company, prospects for the airline industry or the asset type as well as general economic conditions. If debt financing is not available, a like amount of the Company's equity capital would be unavailable for use to acquire additional assets, which could have a material adverse effect on the Company's business, financial condition or results of operations.

INTEREST RATE RISKS

     The Company's engine leases are generally structured at fixed rental rates for specified terms. As of September 30, 1997, borrowings subject to interest rate risk totaled $66.6 million or 62% of the Company's total borrowings. Increases in interest rates could narrow or eliminate the spread, or result in a negative, spread between the rental revenue the Company realizes under its leases and the interest rate that the Company pays under its lines of credit or loans. The Company has purchased an amortizing interest rate cap with a notional principal amount of $37.2 million as of September 30, 1997, to reduce its interest rate exposure; however, there can be no assurance that the Company's business, operating results or financial condition will not be adversely affected during any period of increases in interest rates. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Management of Interest Rate Exposure."

COMPETITION

     In the medium-term engine lease market segment, which is the Company's target market, the Company principally competes with Shannon Engine Services, headquartered in Shannon, Ireland, which is owned in part by CFM International ("CFM") and Rolls Royce Finance Ltd. ("Rolls Royce"). Rolls Royce limits its leasing activities to products of its parent company and related parties. The Bank of Tokyo-Mitsubishi, through its affiliate Engine Lease Finance in Shannon, Ireland, also competes with the Company. Each of these competitors is substantially larger and has greater financial resources than the Company which may permit, among other things, greater access to capital markets at more favorable terms. In addition, major aircraft lessors, including International Lease Finance Corporation and General Electric Capital Aviation Services, compete with the Company to the extent that they include spare engine leases with their aircraft leases.

     With respect to engine marketing and spare parts and component sales, the Company competes with airlines, aircraft manufacturers, aircraft, engine and parts brokers, and parts distributors. The Company's major competitors include the Allen Aircraft division of AAR Corp., The AGES Group, The Memphis Group, Aviation Sales Company, Kellstrom Industries and AVTEAM, Inc. Certain of these competitors may have, or may have access to, financial resources substantially greater than the Company. Significant competition encountered by the Company in the future may limit the Company's ability to expand its business, which would have a material adverse effect on the Company's business, financial condition and results of operations.

     Certain of the Company's competitors have substantially greater resources than the Company, including greater name recognition, larger inventories, a broader range of material, complementary lines of business and greater financial, marketing and other resources. In addition, original equipment manufacturers ("OEMs"), aircraft maintenance providers, FAA certified repair facilities and other aviation aftermarket suppliers may vertically integrate into the aircraft engine leasing or aircraft engine/spare parts sales industry, thereby significantly increasing industry competition. A variety of potential actions by any of the Company's competitors, including a reduction of product prices or the establishment by competitors of long-term relationships with new or existing customers, could have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that the Company will continue to compete effectively against present and future competitors or that competitive pressures will not have a material adverse effect on the Company's business, financial condition or results of operations.

MANAGEMENT OF GROWTH

     The Company has recently experienced significant growth in revenues. Such growth has placed, and is expected to continue to place, a significant strain on the Company's managerial, operational and financial resources. Due to the Company's rapid pace of growth over the past year, the Company hired three new officers (an Executive Vice President and Chief Administrative Officer, an Executive Vice President and Chief Financial Officer and a Senior Vice President and General Counsel) during the four months prior to September 30, 1997. There can be no assurance that the Company will be able to effectively manage the expansion of its operations, or that the Company's systems, procedures or controls will be adequate to support the Company's operations. An inability to effectively manage growth could have a material adverse effect on the Company's business, financial condition or results of operations.

ACQUISITION AND EXPANSION RISKS

     One of the components of the Company's growth strategy is the select acquisition of businesses complementary to the Company's existing businesses and possible expansion into new aviation-related activities. The inability of the Company to identify suitable acquisition candidates or to complete acquisitions or expansions on reasonable terms could adversely affect the Company's ability to grow. In addition, any acquisition or expansion made by the Company may result in potentially dilutive issuances of equity securities, the incurrence of additional debt and future charges to earnings related to the amortization of goodwill and other intangible assets. The Company also may experience difficulties in the assimilation of operations, services, products and personnel, an inability to sustain or improve historical revenue levels, the diversion of management's attention from ongoing business operations and the potential loss of key employees. Any of the foregoing could have a material adverse effect on the Company's business, financial condition or results of operations. The acquisition of other equipment leasing companies or portfolios creates certain additional risks. For example, because acquired leases have been originated by other companies, they are not subject to the Company's underwriting policies and procedures and, therefore, may be subject to greater risks of payment delinquencies and charge-offs. In addition, acquired leases may consist of products not currently offered by the Company, or offered only on a limited basis. Acquired leases may also increase the concentration of the Company's portfolio of leases serviced in certain geographical regions or change the relative concentration of such portfolio among geographical regions. Acquired leases may not contain the same indemnification provisions, maintenance provisions, equipment residual value assumptions and other material terms as the Company's current leases. Finally, the provisions of acquired leases may not adequately protect the Company from claims arising out of the lessee's use of the acquired lease equipment.

PRODUCT LIABILITY RISKS

     The Company is exposed to product liability claims in the event that the use of its aircraft engines or parts is alleged to have resulted in bodily injury or property damage. In addition to requiring indemnification under the terms of the lease, the Company requires its lessees to carry the types of insurance customary in the air transportation industry, including comprehensive liability insurance and casualty insurance. The Company and, if applicable its lenders, are named as an additional insured on liability insurance policies carried by lessees, with the Company or its lenders normally identified as the payee for loss and damage to the equipment. The Company monitors compliance with the insurance provisions of the leases. To date, the Company has not experienced any significant uninsured or insured aviation-related claims and has not experienced any product liability claims related to its aircraft engines or parts. However, an uninsured or partially insured claim, or claim for which third-party indemnification is not available, could have a material adverse effect upon the Company's business, financial condition or results of operations.

RISK OF CHANGES IN TAX LAWS OR ACCOUNTING PRINCIPLES

     The Company's leasing activities generate significant depreciation allowances that provide the Company with substantial tax benefits on an ongoing basis. In addition, the Company's lessees currently enjoy favorable accounting and tax treatment by entering into operating leases. Any change to current tax laws or accounting principles that make operating lease financing less attractive could adversely affect the Company's business, financial condition or results of operations.

DEPENDENCE ON KEY MANAGEMENT

     The Company's business operations are dependent in part upon the expertise of certain key employees. Loss of the services of such employees, particularly Charles F. Willis, IV, Chief Executive Officer or Edwin F. Dibble, the President of WASI, would have a material adverse effect on the Company's business. The Company has entered into an employment agreement with Mr. Dibble and the Company maintains key man life insurance of $2.5 million on Mr. Willis and $1.5 million on Mr. Dibble. See "Management."

GOVERNMENT REGULATION

     The Company's customers are generally subject to a high degree of regulation in the various jurisdictions in which they operate. Such regulations also indirectly affect the Company's business operations. Under the provisions of the Transportation Act, as amended, the FAA exercises regulatory authority over the air transportation industry. The FAA regulates the manufacture, repair and operation of all aircraft engines operated in the United States. Its regulations are designed to insure that all aircraft and aviation equipment are continuously maintained in proper condition to ensure safe operation of the aircraft. Similar rules apply in other countries. All aircraft must be maintained under a continuous condition monitoring program and must periodically undergo thorough inspection and maintenance. The inspection, maintenance and repair procedures for the various types of commercial aircraft equipment are prescribed by regulatory authorities and can be performed only by certified repair facilities utilizing certified technicians. Certification and conformance is required prior to installation of a part on an aircraft. Presently, whenever necessary with respect to a particular engine or engine component, the Company utilizes FAA and/or Joint Aviation Authority certified repair stations to repair and certify engines and components to ensure worldwide marketability. The FAA can suspend or revoke the authority of air carriers or their licensed personnel for failure to comply with regulations and ground aircraft if their airworthiness is in question. In addition, by the year 2000, federal regulations will stipulate that all aircraft engines hold, or be capable of holding, a noise certificate issued under Chapter 3 of Volume 1, Part II of Annex 16 of the Chicago Convention, or have been shown to comply with Stage III noise levels set out in Section 36.5 of Appendix C of Part 36 of the Federal Aviation Regulations of the United States. As of September 30, 1997, all of the engines in the Company's lease portfolio were Stage III engines. See "Business -- Government Regulation."

CONTROL BY PRINCIPAL SHAREHOLDER

     Upon completion of the Offering, the Company's principal shareholder, Mr. Willis, will beneficially own approximately 44% of the outstanding shares of Common Stock of the Company and therefore effectively control the Company. Accordingly, Mr. Willis will have the power to contest the outcome of substantially all matters, including the election of the Board of Directors of the Company, submitted to the shareholders for approval. In addition, future sales by the Company's principal shareholder of substantial amounts of Common Stock, or the potential for such sales, could adversely affect the prevailing market price of the Common Stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Principal Shareholders," "Description of Capital Stock" and "Shares Eligible for Future Sale."

POSSIBLE VOLATILITY OF STOCK PRICE

     The market price of the Common Stock could be subject to significant fluctuations in response to operating results of the Company, changes in general conditions in the economy, the financial markets, the airline industry, changes in accounting principles or tax laws applicable to the Company or its lessees, or other developments affecting the Company, its customers or its competitors, some of which may be unrelated to the Company's performance, and changes in earnings estimates or recommendations by securities analysts.

ANTI-TAKEOVER PROVISIONS

     Certain provisions of law, and the Company's Amended and Restated Articles of Incorporation (the "Articles of Incorporation") and Bylaws could make more difficult the acquisition of the Company by means of a tender offer, a proxy contest or otherwise, and the removal of incumbent officers and directors. These provisions include authorization of the issuance of up to 5,000,000 shares of Preferred Stock, with such characteristics that may render it more difficult or tend to discourage a merger, tender offer or proxy contest. The Articles of Incorporation also provide that, for as long as the Company has a class of stock registered pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), shareholder action can be taken only at an annual or special meeting of shareholders and may not be taken by written consent. The Company's Bylaws also limit the ability of shareholders to raise matters at a meeting of shareholders without giving advance notice. In addition, the Company has qualified as a "listed corporation" as defined in Section 301.5(d) of the California Corporation Code and cumulative voting has been eliminated. These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids, and to encourage persons seeking to acquire control of the Company to negotiate first with the Company. See "Description of Capital Stock -- Certain Anti-Takeover Provisions."

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the 1,500,000 shares of Common Stock offered by the Company hereby are estimated to be approximately $25.8 million, assuming an offering price of $18.63 per share (the closing price per share of the Common Stock on November 6, 1997), less underwriting discounts, commissions and estimated expenses of the Offering. The Company intends to use the net proceeds of the Offering, together with debt financing: (a) to finance the continued growth of the Company, including the acquisition of additional aircraft engines and aircraft equipment for lease or sale as well as the acquisition of engine and airframe component inventory, (b) to finance potential acquisitions of businesses complementary to the Company's existing businesses,
(c) to finance the possible expansion into other aviation-related activities and businesses, and (d) for working capital and other general corporate purposes. The Company is continually engaged in discussions regarding possible acquisitions of businesses complementary to the Company's existing businesses and possible expansion into new aviation-related activities and such growth may involve acquisitions of existing companies or asset portfolios. There are no present agreements to acquire any existing companies or asset portfolios. There can be no assurance that any such acquisitions or expansions can be consummated on terms favorable to the Company, if at all. See "Risk Factors -- Acquisition and Expansion Risks." Pending the above-described uses, the Company will reduce its outstanding borrowing under its $30 million revolving credit facility with CoreStates Bank which bears interest at prime plus 50 basis points and expires on June 12, 1998.

                          PRICE RANGE OF COMMON STOCK

     The Initial Public Offering was completed on September 18, 1996 at a price of $8.00 per share. The Company's Common Stock is quoted on the Nasdaq National Market System under the symbol "WLFC." The following table sets forth, for the periods indicated, the high and low sale prices per share of the Common Stock as reported by Nasdaq.

                                                                  HIGH           LOW
                                                                 ------         ------
        1996:
          Third Quarter......................................    $10.00         $ 8.50
          Fourth Quarter.....................................     12.88           8.75
        1997:
          First Quarter......................................    $14.50         $12.25
          Second Quarter.....................................     12.50          10.38
          Third Quarter......................................     23.50          12.25
          Fourth Quarter (through November 6, 1997)..........     24.13          17.50

     On November 6, 1997 the last reported sale price for the Common Stock was $18.63 per share. As of September 30, 1997, there were approximately 8 record holders of the Common Stock, which number does not reflect the number of individuals and institutional investors holding stocks in nominee name through banks, brokerage firms and others.

                                DIVIDEND POLICY

     The Company intends to retain all available funds for use in its business. Accordingly, the Company does not anticipate declaring or paying any dividends on the Common Stock in the foreseeable future. The payment of cash dividends in the future would be made at the discretion of the Board of Directors of the Company and would depend on a number of factors, including future earnings, capital requirements, financial condition and future prospects of the Company and such other factors as the Board of Directors may deem relevant. See "Capitalization."

     In 1995 and 1996, the Company declared dividends to its sole shareholder in the amounts of $255,000 and $951,475, respectively. Since the Initial Public Offering, the Company has not declared any dividends. See Note 8 to the Audited Financial Statements.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company at September 30, 1997, on an actual basis, and as adjusted to give effect to the sale of the 1,500,000 shares of Common Stock offered by the Company hereby (assuming an offering price of $18.63 per share, which was the closing price per share of the Common Stock on November 6, 1997), after deducting underwriting discounts and commissions and estimated expenses of the Offering, and the application of the estimated net proceeds therefrom. See "Use of Proceeds."

                                                                         SEPTEMBER 30, 1997
                                                                      ------------------------
                                                                       ACTUAL      AS ADJUSTED
                                                                      --------     -----------
                                                                           (IN THOUSANDS,
                                                                         EXCEPT SHARE DATA)
Debt financing(1)...................................................  $108,062      $  82,311
Shareholders' equity:
Preferred stock, no par value per share; 5,000,000 shares
  authorized; none issued...........................................        --             --
Common stock, no par value per share; 20,000,000 shares authorized;
  5,452,320 shares outstanding, actual and 6,952,320 shares
  outstanding, as adjusted(2).......................................    16,277         42,028
Retained earnings...................................................    12,887         12,887
                                                                       -------        -------
  Total shareholders' equity........................................    29,164         54,915
                                                                       -------        -------
          Total capitalization......................................  $137,226      $ 137,226
                                                                       =======        =======

---------------

(1) Inclusive of accrued interest and capital lease obligation and exclusive of residual share payable.

(2) Excludes (i) 438,500 shares of Common Stock issuable upon exercise of options granted under the 1996 Plan and 71,500 additional shares of Common Stock reserved for issuance under the 1996 Plan, (ii) 64,473 shares of Common Stock reserved for issuance under the Company's Employee Stock Purchase Plan and (iii) 100,000 shares of Common Stock issuable upon exercise of outstanding warrants. See "Management -- 1996 Stock Option/Stock Issuance Plan," and "Employee Stock Purchase Plan."

               SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

     The following selected consolidated financial and operating data should be read in conjunction with the accompanying Unaudited Financial Statements and the related Notes thereto and the accompanying Audited Financial Statements and the related Notes thereto included elsewhere in this Prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The consolidated financial data set forth below as of and for the fiscal years ended December 31, 1992, 1993, 1994, 1995 and 1996 have been derived from the consolidated financial statements of the Company audited by KPMG Peat Marwick LLP. The consolidated financial data as of and for the nine months ended September 30, 1996 and September 30, 1997 are unaudited, but have been prepared on the same basis as the audited financial statements and, in the opinion of management, reflect all adjustments, which consist only of normal recurring adjustments, necessary for the fair presentation of the financial position and results of operations for these periods. Consolidated operating results for the nine months ended September 30, 1997 are not necessarily indicative of the results that may be expected for the entire year.

                                                                                                         NINE MONTHS ENDED
                                                              YEAR ENDED DECEMBER 31,                      SEPTEMBER 30,
                                                ----------------------------------------------------    --------------------
                                                 1992       1993       1994       1995        1996        1996        1997
                                                -------    -------    -------    -------    --------    --------    --------
                                                   (IN THOUSANDS, EXCEPT PER SHARE, PERCENTAGE AND LEASE PORTFOLIO DATA)
INCOME STATEMENT DATA:
Revenue:
  Operating lease revenue.....................  $ 8,744    $10,323    $13,636    $13,771    $ 13,740    $ 10,379    $ 13,481

  Finance lease revenue.......................       --         --         --         --          --          --         223
  Gain (loss) on sale of leased engines.......      659       (281)       633       (483)          2          --       1,333
  Spare parts sales...........................       --         --        795      3,859       5,843       3,303      11,459
  Sale of equipment acquired for resale.......    3,598         --      2,184      5,472      12,105       9,605      12,748
  Interest and other income...................       70        938        542        119         618         197         544
                                                -------    -------    -------    -------     -------     -------     -------
    Total revenue.............................   13,071     10,980     17,790     22,738      32,308      23,484      39,788
Expenses:
  Interest expense............................    4,815      4,809      5,948      5,722       4,323       3,371       5,226
  Depreciation expense........................    2,666      3,070      4,447      4,703       3,181       2,513       2,995
  Residual share(1)...........................      279        445      1,284        408         723         536         598
  Cost of spare parts sales...................       --         --        659      2,546       3,308       1,604       7,751
  Cost of equipment acquired for resale.......    3,140         --      1,863      2,742      10,789       8,551      10,672
  General and administrative expense..........    1,357      1,533      1,616      3,335       5,124       3,434       6,358
                                                -------    -------    -------    -------     -------     -------     -------
    Total expenses............................   12,257      9,857     15,817     19,456      27,448      20,009      33,600
Gain on modification of credit facility(2)....       --         --         --      2,203          --          --          --
                                                -------    -------    -------    -------     -------     -------     -------
Income before income taxes, minority interest
  and extraordinary item......................      814      1,123      1,973      5,485       4,860       3,475       6,188
Income taxes..................................     (327)      (454)      (797)    (2,212)     (1,976)     (1,395)     (2,456)
                                                -------    -------    -------    -------     -------     -------     -------
Income before minority interest and
  extraordinary item..........................      487        669      1,176      3,273       2,884       2,080       3,732
Less: minority interest in net income of
  subsidiary..................................       --         --          4         57          79          79          --
                                                -------    -------    -------    -------     -------     -------     -------
Income before extraordinary item..............      487        669      1,172      3,216       2,805       2,001       3,732
Extraordinary item less applicable income
  taxes(3)....................................       --         --         --         --          --          --       2,008
                                                -------    -------    -------    -------     -------     -------     -------
Net income....................................  $   487    $   669    $ 1,172    $ 3,216    $  2,805    $  2,001    $  5,740
                                                =======    =======    =======    =======     =======     =======     =======
Earnings per share before extraordinary
  item........................................    $0.16      $0.22      $0.38      $1.03       $0.74       $0.62       $0.65
Extraordinary item............................       --         --         --         --          --          --       $0.36
                                                -------    -------    -------    -------     -------     -------     -------
Earnings per share............................    $0.16      $0.22      $0.38      $1.03       $0.74       $0.62       $1.01
                                                =======    =======    =======    =======     =======     =======     =======
Weighted average number of shares
  outstanding.................................    3,111      3,111      3,111      3,111       3,796       3,215       5,709
Return on average assets(4)...................     0.79%      0.97%      1.54%      3.68%       2.59%       2.67%       3.34%
Return on average equity(4)...................   172.39%     82.90%     75.37%     94.99%      20.02%      21.26%      19.01%

BALANCE SHEET DATA:
  Total assets................................  $69,711    $68,632    $83,542    $91,437    $124,933    $108,604    $173,018
  Aircraft engines under lease, net...........   69,166     67,499     78,989     74,704      92,943      75,368     128,930
  Other equipment under lease, net............       --         --         --         --       3,149          --       6,956
  Debt financing(5)...........................   64,349     59,840     69,456     69,911      76,146      62,475     108,062
  Shareholders' equity........................      463      1,151      1,959      4,812      23,202      20,288      29,164
  Debt to equity ratio........................    139.0x      52.0x      35.5x      14.5x        3.3x        3.1x        3.7x

LEASE PORTFOLIO:
  Engines in lease portfolio at end of the
    period(6).................................       26         25         26         31          32          28          43

---------------

(1) The Company has negotiated a sharing of residual proceeds with certain lenders in exchange for a higher percentage financing of certain aircraft engines. Residual sharing arrangements apply to five of the Company's engines (representing $15.5 million of book value) as of September 30, 1997. The Company accrues for its residual sharing obligations using net book value as a proxy for residual proceeds. See "Business -- Financing/Source of Funds" and Note 1 to the Audited Financial Statements.

(2) Gain on modification of credit facility of $2.2 million represents the elimination of residual share payable of $2.4 million less the net loss on the sale of two engines to the lender of $199,000. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 4 to the Audited Financial Statements.

(3) In February 1997, the Company obtained a new loan agreement for $41.5 million to replace an existing loan of $44.2 million. The transaction resulted in an extraordinary gain of $2 million or $0.36 per weighted average share, net of tax.

(4) Calculations are based on the average of beginning and end of period balances. Results for periods less than one year are annualized and exclude the extraordinary item.

(5) Inclusive of accrued interest and capital lease obligation and exclusive of residual share payable.

(6) At September 30, 1997, 42 of the 43 engines in the lease portfolio were on lease. In addition, at September 30, 1997, eight parts packages with a net book value of $7.0 million were on lease.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion of financial condition and results of operations of the Company should be read in conjunction with the Unaudited Financial Statements and the related Notes thereto and the Audited Financial Statements and the related Notes thereto included elsewhere in this Prospectus. This Prospectus contains forward-looking statements which involve risks and uncertainties. The Company's actual results may differ from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in "Risk Factors."

OVERVIEW

     The Company's core business is acquiring and leasing, primarily pursuant to operating leases, commercial aircraft spare engines and other aircraft equipment. The Company, through WASI, also specializes in the purchase and resale of aftermarket airframe and engine parts, engines, modules and rotable components. In addition, the Company engages in the selective purchase and resale of commercial aircraft engines.

     Revenue consists primarily of operating lease revenue, income from the leasing and sale of spare parts and components and income from the sale of engines and equipment.

     Leasing Operations. Most of the Company's leases are operating leases for accounting purposes. Under an operating lease, the Company retains title to the engine, thereby retaining the potential benefit and assuming the risk of the residual value of the engine. Operating leases require the Company to re-lease or sell an engine in a timely manner upon termination of a lease. Lease payments are recorded as operating lease revenue and depreciation expense for engines is generally recognized on a straight line basis over 15 years to a 55% residual value.

     In a typical term loan transaction, third party lenders will provide 80% to 85% of the financing for the acquisition of engines to be leased on an operating lease basis, the lease payments and the underlying engine or parts package are pledged as collateral, and most of the lease payments associated with the financed engines are used to retire the underlying debt with the balance of the cash retained by the Company for operating purposes. Generally, the loans provide financing for the initial term of a lease but do not extend through the period of any lease renewal; however, financing extensions can generally be negotiated. Since the typical lease will have a term of approximately five years, the term loan facility will generally require payment of the balance of the loan at the end of the lease term. Thus, at the end of the lease term, the Company must either re-lease and refinance the engine or sell the engine.

     In some instances, third party lenders have provided more than 85% of the financing of engines, in which case the lenders have generally required a sharing of the residual value of the engine upon the sale of the engine. The Company accrues for its residual sharing obligations using net book value as a proxy for residual proceeds. Residual sharing arrangements apply to five of the Company's engines (representing $15.5 million of book value) as of September 30, 1997.

     At the commencement of each lease, the Company typically collects security deposits (normally equal to at least one month's lease payment) and maintenance reserves (normally equal to one month's estimated maintenance reserve) from the lessee. The security deposit is returned to the lessee after all return conditions have been met. Maintenance reserves are accumulated in accounts maintained by the Company or its lenders and are used when normal repair associated with engine use or maintenance is required. In many cases, to the extent that cumulative maintenance reserves are inadequate to fund normal repairs required prior to return of the engine to the Company, the lessee is obligated to cover the shortfall.

     Spare Parts Sales. Through its subsidiary, WASI, the Company acquires aviation equipment, such as whole engines and aircraft, which can be dismantled and sold as parts at a greater profit. The Company records the purchases at cost and capitalizes additional costs relating to acquisition, overhaul, insurance and other direct costs. Gross revenue from the sale of parts is reflected as spare parts sales with the associated costs reflected as cost of spare parts sales.

     Equipment Sales. The Company engages in the selective purchase and sale of commercial aircraft engines and engine components. Assets acquired for resale are recorded at the lower of cost or net realizable value. Gross revenue from the sale of equipment is reflected as sale of equipment acquired for resale with the associated costs reflected as cost of sold equipment acquired for resale.

     See "Risk Factors" for various factors that may have an impact on the Company's results of operations and condition.

  NINE MONTHS ENDED SEPTEMBER 30, 1997 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 1996

     Revenue is summarized as follows:

                                                         NINE MONTHS ENDED SEPTEMBER 30,
                                                     ---------------------------------------
                                                           1997                  1996
                                                     -----------------     -----------------
                                                     AMOUNT        %       AMOUNT        %
                                                     -------     -----     -------     -----
                                                             (DOLLARS IN THOUSANDS)
    Leasing activities.............................  $13,704     34.4 %    $10,379     44.2 %
    Gain on sale of leased equipment...............    1,333      3.4           --       --
    Spare parts sales..............................   11,459     28.8        3,303     14.1
    Sale of equipment acquired for resale..........   12,748     32.0        9,605     40.9
    Interest and other income......................      544      1.4          197      0.8
                                                     -------     -----     -------     -----
              Total................................  $39,788     100.0%    $23,484     100.0%
                                                     =======     =====     =======     =====

     Gross profit (net of cost of sales, allowance for sales returns, depreciation and interest expense as applicable) before general and administrative expenses and income taxes is summarized as follows:

                                                         NINE MONTHS ENDED SEPTEMBER 30,
                                                     ---------------------------------------
                                                           1997                  1996
                                                     -----------------     -----------------
                                                     AMOUNT        %       AMOUNT        %
                                                     -------     -----     -------     -----
                                                             (DOLLARS IN THOUSANDS)
    Leasing activities.............................  $ 5,113     40.5 %    $ 4,103     59.0 %
    Gain on sale of leased equipment...............    1,333     10.5           --       --
    Spare parts sales..............................    3,570     28.3        1,608     23.1
    Sale of equipment acquired for resale..........    2,076     16.4        1,054     15.1
    Interest and other income......................      544      4.3          197      2.8
                                                     -------     -----     -------     -----
              Total................................  $12,636     100.0%    $ 6,962     100.0%
                                                     =======     =====     =======     =====

     Lease Portfolio. During the first nine months of 1997, sixteen engines and five spare parts packages were added to the Company's lease portfolio at a total cost of $52.8 million. Five engines were sold from the portfolio.

     Leasing Activities. Operating lease revenue for the nine months ended September 30, 1997, increased 30% to $13.5 million from $10.4 million from the comparable period in 1996. This increase reflects lease revenues from additional engines and spare parts packages acquired after September 30, 1996. In late June 1997, the Company entered into two finance leases. Finance lease income generated from these transactions totaled $223,000 for the nine months ended September 30, 1997. There were no comparable transactions as of September 30, 1996.

     Expenses directly related to operating lease activity increased 37% to $8.6 million. Interest expense increased 55% to $5.0 million for the nine months ended September 30, 1997, from the comparable period in 1996, due primarily to an increased loan base and the replacement of the existing facility with a new loan agreement in the first quarter of 1997 bearing a higher interest rate. Depreciation expense increased 18% to $2.9 million for the nine months ended September 30, 1997, from the comparable period in 1996, due to the larger asset base in 1997. Residual sharing expense increased 12% to $598,000 for the nine months ended September 30, 1997, from the comparable period in 1996. This expense is calculated by comparing the net book value of the engines subject to such agreements to their related debt balances and adjusting the residual share payable up or down to the appropriate amount representing the sharing percentage of any excess of the net book value over the corresponding debt balance for the five engines subject to residual sharing.

     Gain on Sale of Leased Engines. During the nine months ended September 30, 1997, the Company sold three engines from the lease portfolio. These engines had a net book value of $6.1 million and they were sold for a gain of $1.3 million. There were no sales of leased engines for the nine months ended September 30, 1996.

     Spare Parts Sales. Revenues from spare parts sales increased 247% to $11.5 million. The gross margin, decreased to 32% in 1997, from 51% in the corresponding period in 1996. The Company does not believe that the relatively high margin in 1996 is indicative of future results.

     Sale of Equipment Acquired for Resale. During the nine months ended September 30, 1997, the Company sold 10 engines for $12.7 million which resulted in a gain of $2.1 million, compared to the nine months ended September 30, 1996, during which the Company sold five engines for $9.6 million resulting in a gain of $1.1 million. Included in the 1997 sales was one transaction involving the sale of four engines acquired at a cost of $600,000 and sold for a gain of $100,000.

     Interest and Other Income. Interest and other income for the nine months ended September 30, 1997, increased to $544,000 from $197,000 for the nine months ended September 30, 1996. This is a result of interest earned on deposits held, primarily the proceeds from the Initial Public Offering.

     General and Administrative Expenses. General and administrative expenses increased 85% to $6.4 million for the nine months ended September 30, 1997, from the comparable period in 1996. This increase reflects expenses associated with staff additions, increased rent due to the expansion of the WASI facility, as well as an increase in professional fees, insurance expense and public company costs.

     Income Taxes. Income taxes for the nine months ended September 30, 1997, increased to $2.5 million from $1.4 million for the comparable period in 1996. This increase reflects an increase in the Company's pre-tax earnings.

     Extraordinary Item. In February 1997, the Company obtained a new loan agreement for $41.5 million to replace an existing loan of $44.2 million. The transaction resulted in an extraordinary gain of $2 million, net of tax, or $0.36 per weighted average share.

  YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

     Revenue is summarized as follows:

                                                              YEAR ENDED DECEMBER 31,
                                                      ---------------------------------------
                                                            1996                  1995
                                                      -----------------     -----------------
                                                      AMOUNT        %       AMOUNT        %
                                                      -------     -----     -------     -----
                                                              (DOLLARS IN THOUSANDS)
    Leasing activities............................    $13,740      42.5%    $13,771      60.6%
    Gain (loss) on sale of leased equipment.......          2        --        (483)     (2.1)
    Spare parts sales.............................      5,843      18.1       3,859      17.0
    Sale of equipment acquired for resale.........     12,105      37.5       5,472      24.0
    Interest and other income.....................        618       1.9         119       0.5
                                                      -------     -----     -------       ---
              Total...............................    $32,308     100.0%    $22,738     100.0%
                                                      =======     =====     =======       ===

     Gross profit (net of cost of sales, allowance for sales returns, depreciation and interest expense as applicable) before general and administrative expenses and income taxes is summarized as follows:

                                                              YEAR ENDED DECEMBER 31,
                                                       --------------------------------------
                                                             1996                  1995
                                                       -----------------     ----------------
                                                       AMOUNT        %       AMOUNT       %
                                                       -------     -----     ------     -----
                                                               (DOLLARS IN THOUSANDS)
    Leasing activities.............................    $ 5,605      55.7%    $3,126      47.2%
    Gain (loss) on sale of leased equipment........          2        --       (483)     (7.3)
    Spare parts sales..............................      2,521      25.1      1,126      17.0
    Sale of equipment acquired for resale..........      1,316      13.1      2,730      41.3
    Interest and other income......................        617       6.1        119       1.8
                                                       -------     -----     -------    -----
              Total................................    $10,061     100.0%    $6,618     100.0%
                                                       =======     =====     =======    =====

     Lease Portfolio. At December 31, 1995, the Company had 31 engines in its operating lease portfolio. During 1996, four engines were either transferred or sold from the lease portfolio. One of the four engines was transferred at its net book value to WASI and dismantled for spare parts sales. The remaining three engines were sold to third parties. In addition, another engine from the lease portfolio was sold under a sale and leaseback agreement and is now reflected on the Company's balance sheet as an engine on capital lease. In the third quarter of 1996, the Company acquired one engine for $2.8 million and in the fourth quarter of 1996, the Company acquired four engines for a total cost of approximately $16.3 million, as well as two auxiliary power units (APU's) and a spare parts package for a total cost of approximately $3.2 million. At December 31, 1996, the Company held 32 engines in its lease portfolio.

     Operating Leases. Operating lease revenue for the year ended December 31, 1996 decreased to $13.7 million from $13.8 million for the corresponding period in 1995. This decrease is primarily due to a decrease in revenue from one engine which was off-lease and in a repair facility for eight months in 1996 and two engines which were sold in 1996, offset slightly by five engines purchased and leased late in 1996.

     In 1996, expenses directly related to operating lease activity dropped 23% to $8.1 million from $10.6 million in 1995. The reduction in expenses in 1996 was due to a reduction in depreciation expenses of $1.6 million (33%) as a result of two engines in 1995 that were fully depreciated and the sale of two engines in the third quarter of 1996. Interest expense dropped $1.2 million (22%) in 1996 from 1995, due primarily to the modification of the then-existing term loan with Marine Midland Bank (the "Midland Loan") in June 1995 resulting in more favorable interest rates. Residual sharing expenses, however, increased 77% to $723,000 in 1996 from the corresponding period in 1995 due to changes in the Company's portfolio of engines subject to such agreements. This expense is calculated by comparing the net book value of these engines to their related debt balances and adjusting the residual share payable up or down to the appropriate amount representing the sharing percentage of any excess of the net book value over the corresponding debt balance for the five engines subject to residual sharing.

     Gain (Loss) on Sale of Leased Engines. The loss in 1995 was attributable to unanticipated overhaul expenses of $373,000 required in order to prepare an engine for resale and a $110,000 loss on the sale of the engine.

     Spare Parts Sales. Revenues from spare parts sales increased 51% to $5.8 million primarily due to increased volume. Gross margin rose to 43% in 1996 from 34% in the corresponding period in 1995, primarily due to a change in the mix of parts sold and the gross margins related thereto.

     Equipment Sales. During the year ended December 31, 1996, the Company sold four engines for proceeds of $12.1 million, generating gains of $1.3 million. In 1995, the Company sold three engines for $4.8 million, a fuselage and miscellaneous components it acquired in connection with an aircraft purchase for $572,000 and other components for $100,000. The aggregate cost of the equipment sold was $10.8 million and $2.7 million in 1996 and 1995, respectively. The Company expects that equipment sales opportunities and profitability will continue to vary materially from period to period.

     Interest and Other Income. Interest and other income for 1996 increased to $617,000 from $119,000 in 1995, an increase of 418%. This increase was due primarily to increased marketing/brokerage fee income earned on one engine, nonrecurring credits due the Company regarding excessive engine overhaul costs and an increase in interest earned on the net proceeds from the Initial Public Offering, as well as interest earned on certain engine security deposits.

     General and Administrative Expenses. General and administrative expenses increased 53% to $5.1 million in 1996, up from $3.3 million in 1995. This increase reflects additional compensation due to an increased workforce and increased bonus payments; increased telephone and travel costs due to increased marketing personnel and activity; increased rent due to the expansion of the WASI facility and an increase in professional fees and insurance as a result of the Initial Public Offering.

     Gain on Modification of Credit Facility. In 1995, the Company modified the terms of the Midland Loan. The gain of $2.2 million in 1995 on the modification of credit facility reflects a gain from the removal of residual sharing provisions of $2.4 million and a $199,000 loss on the sale of two engines to the lender.

     Income Taxes. Income taxes decreased to $2 million in 1996 from $2.2 million in 1995. The Company's effective tax rates for Federal and state taxes was approximately 41% and 40% in 1996 and 1995, respectively. Therefore, the decrease in tax expense was due to the decrease in the Company's income before taxes and minority interest offset by a slight increase in the effective tax rate.

  YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994

     Revenue is summarized as follows:

                                                               YEAR ENDED DECEMBER 31,
                                                         ------------------------------------
                                                               1995                1994
                                                         ----------------     ---------------
                                                         AMOUNT      %        AMOUNT      %
                                                         -------   ------     -------   -----
                                                                (DOLLARS IN THOUSANDS)
    Leasing activities.................................  $13,771     60.6%    $13,636    76.7%
    Gain (loss) on sale of leased equipment............     (483)    (2.1)        633     3.6
    Spare parts sales..................................    3,859     17.0         795     4.4
    Sale of equipment acquired for resale..............    5,472     24.0       2,184    12.3
    Interest and other income..........................      119      0.5         542     3.0
                                                         -------    -----     -------   -----
              Total....................................  $22,738    100.0%    $17,790   100.0%
                                                         =======    =====     =======   =====

     Gross profit (net of cost of sales, allowance for sales returns, depreciation and interest expense as applicable) before general and administrative expenses and income taxes is summarized as follows:

                                                                YEAR ENDED DECEMBER 31,
                                                           ----------------------------------
                                                                1995                1994
                                                           ---------------     --------------
                                                           AMOUNT     %        AMOUNT     %
                                                           ------   ------     ------   -----
                                                                 (DOLLARS IN THOUSANDS)
    Leasing activities...................................  $3,126     47.2%    $2,007    56.0%
    Gain (loss) on sale of leased equipment..............    (483)    (7.3)       633    17.6
    Spare parts sales....................................   1,126     17.0         85     2.4
    Sale of equipment acquired for resale................   2,730     41.3        321     8.9
    Interest and other income............................     119      1.8        542    15.1
                                                           ------    -----     ------   -----
              Total......................................  $6,618    100.0%    $3,588   100.0%
                                                           ======    =====     ======   =====

     Lease Portfolio. During 1995, the Company acquired a total of eight engines and sold three, for a net increase of five. Two of the acquired engines were overhauled in 1995 and became available for sale or lease in 1996 and two additional engines were purchased in late December 1995, both subject to existing leases. Thus, these four engines did not impact results in 1995. The four remaining engines were acquired in July 1995 and were leased on a short-term basis. At December 31, 1995, two of these remaining four engines were on lease and the other two engines were being refurbished for ultimate sale. See "Business -- Aircraft Engine

Portfolio." Two of the engines sold during 1995 were sold as part of the 1995 modification of the Midland Loan and the third engine was sold in June 1995.

     Operating Leases. Operating lease revenue increased to $13.8 million in 1995 from $13.6 million in 1994, an increase of 1.5%. Although the Company's lease portfolio increased by a net of five engines in 1995, as discussed above a number of the engines acquired did not impact revenue during 1995 and the lease revenue from the engines acquired in July 1995 were offset by the reduction in lease revenue from the engines sold in 1995.

     Expenses directly related to operating lease activities declined to $10.6 million in 1995 from $11.6 million in 1994, a 9% decrease. The reduction in expenses was largely due to a $877,000 reduction in residual sharing in conjunction with the 1995 modification of the Midland Loan. A decrease in interest expense to $5.5 million in 1995 from $5.9 million in 1994 as a result of lower interest rates due to the 1995 modification of the Midland Loan contributed to the overall expense decrease. These decreases in expenses were partially offset by a $256,000 increase in depreciation as a result of a $300,000 write-down of one of the Company's engines in 1995 due to the Company's implementation of Statement of Financial Accounting Standard No. 121 as of December 31, 1995 and increases in the lease portfolio discussed above.

     Gain (Loss) on Sale of Leased Engines. The Company recorded a loss on the sale of an engine at lease termination of $483,000 in 1995 compared to a gain of $633,000 recorded in 1994, resulting in a $1.1 million reduction in total revenue. The loss in 1995 was attributable to unanticipated overhaul expenses of $373,000 required in order to prepare an engine for resale and a $110,000 loss on the sale of the engine.

     Spare Parts Sales. Revenue from spare parts sales increased to $3.9 million in 1995 from $795,000 in 1994, a 385% increase, while costs of sales increased to $2.5 million from $659,000, a 286% increase. Gross margin increased to 34% in 1995 from 17% in 1994. Interest expense related to spare parts sales activities was $187,000 in 1995 as compared to $51,000 in 1994, an increase of 267%. These increases resulted primarily from the commencement of operations by WASI in October of 1994.

     Equipment Sales. In 1995, the Company sold three engines for $4.8 million, a fuselage and miscellaneous components it acquired in connection with an aircraft purchase for $572,000 and other components for $100,000. The aggregate cost of this equipment was $2.7 million. In 1994, the Company sold an engine for $2.2 million with a related cost of equipment acquired for resale of $1.9 million.

     Interest and Other Income. Interest and other income decreased to $119,000 in 1995 from $542,000 in 1994 primarily due to the termination of a remarketing fee arrangement with the lender in connection with the 1995 modification of the Midland Loan. In addition, the Company earned broker fees of $137,000 in 1994 which will not reoccur as the related agreement was terminated in 1994. The remaining decrease was due to management fees earned in 1994 for which no similar services were performed in 1995.

     General and Administrative Expense. General and administrative expense increased to $3.3 million in 1995 from $1.6 million in 1994, an increase of 106%. The increase resulted primarily from an increase in compensation and related benefits as a result of a full year of operations at WASI and the addition of staff in marketing and finance as well as increased travel, promotional and insurance expenses.

     Gain on Modification of Credit Facility. In 1995, the Company modified the terms of the Midland Loan. The gain of $2.2 million on modification of credit facility reflects a gain from the removal of residual sharing provisions of $2.4 million and a $199,000 loss on the sale of two engines to the lender.

     Income Taxes. Income tax expense increased to $2.2 million in 1995 from $797,000 in 1994, an increase of 178%. The Company's effective tax rate for Federal and state taxes is approximately 40% for both 1995 and 1994; therefore, the increase in tax expense is directly related to the increase in the Company's income before taxes and minority interest to $5.5 million in 1995 from $2.0 million in 1994.

QUARTERLY RESULTS OF OPERATIONS

     The following table presents selected quarterly financial information for each of the ten quarters ended September 30, 1997 both in dollars and as a percentage of total revenue. This information is unaudited, but, in the opinion of the Company's management, includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the selected quarterly information when read in conjunction with the Unaudited Financial Statements and Notes thereto and Audited Financial Statements and Notes thereto included elsewhere herein. The operating results for any quarter are not necessarily indicative of results for any subsequent period or for the entire fiscal year.

                                                                        THREE MONTHS ENDED
                                 ------------------------------------------------------------------------------------------------
                                  JUN       SEPT      DEC       MAR       JUN       SEP       DEC       MAR       JUN       SEP
                                  30,       30,       31,       31,       30,       30,       31,       31,       30,       30,
                                  1995      1995      1995      1996      1996      1996      1996      1997      1997      1997
                                 ------    ------    ------    ------    ------    ------    ------    ------    ------    ------
                                                                      (DOLLARS IN THOUSANDS)
INCOME STATEMENT DATA:
Revenue:
  Operating lease revenue......  $2,990    $3,865    $3,840    $3,454    $3,381    $3,544    $3,362    $4,115    $4,429    $4,937
  Finance lease revenue........      --        --        --        --        --        --        --        --        --       223
  Gain (loss) on sale of leased
    engines....................    (110)       --      (373)       --        --        --         2       397        --       936
  Spare parts sales............     761       794     1,654     1,286     1,148       869     2,540     2,222     3,656     5,582
  Sale of equipment acquired
    for resale.................      --     5,372       100     2,211     4,613     2,781     2,500     2,548     7,600     2,600
  Interest and other income....      15        27        37        --        47       150       420       251       201        91
                                 ------    ------    ------    ------    ------    ------    ------    ------    ------    ------
        Total revenue..........   3,656    10,058     5,258     6,951     9,189     7,344     8,824     9,533    15,886    14,369
Expenses:
  Interest expense.............   1,544     1,174     1,367     1,147     1,124     1,101       951     1,472     1,684     2,069
  Depreciation expense.........     938     1,228     1,625     1,100       678       735       668       875       979     1,141
  Residual share...............     (45)      118       125       222       152       161       188       191       181       227
  Cost of spare parts sales....     495       494     1,158       525       861       218     1,704     1,304     2,403     4,044
  Cost of equipment acquired
    for resale.................      --     2,740         2     1,600     3,933     3,018     2,238     2,253     6,385     2,034
  General and administrative
    expense....................     777       999     1,013       910     1,191     1,332     1,691     1,778     2,146     2,434
                                 ------    ------    ------    ------    ------    ------    ------    ------    ------    ------
        Total expenses.........   3,709     6,753     5,290     5,504     7,939     6,565     7,440     7,873    13,778    11,949
Gain on modification of credit
  facility.....................   2,203        --        --        --        --        --        --        --        --        --
                                 ------    ------    ------    ------    ------    ------    ------    ------    ------    ------
Income before income taxes,
  minority interest and
  extraordinary item...........   2,150     3,305       (32)    1,447     1,250       779     1,384     1,660     2,108     2,420
Income taxes...................    (864)   (1,316)       (5)     (583)     (512)     (301)     (581)     (645)     (842)     (969)
                                 ------    ------    ------    ------    ------    ------    ------    ------    ------    ------
Income before minority interest
  and extraordinary item.......   1,286     1,989       (37)      864       738       478       803     1,015     1,266     1,451
Less: minority interest in net
  income of subsidiary.........      10         8        28        27         7        45        --        --        --        --
                                 ------    ------    ------    ------    ------    ------    ------    ------    ------    ------
Net income before extraordinary
  item.........................   1,276     1,981       (65)      837       731       433       803     1,015     1,266     1,451
Extraordinary item less
  applicable income taxes......      --        --        --        --        --        --        --     2,008        --        --
                                 ------    ------    ------    ------    ------    ------    ------    ------    ------    ------
        Net income.............  $1,276    $1,981    $  (65)   $  837    $  731    $  433    $  803    $3,023    $1,266    $1,451
                                 ======    ======    ======    ======    ======    ======    ======    ======    ======    ======
INCOME STATEMENT DATA AS A
  PERCENTAGE OF REVENUE:
Revenue:
  Operating lease revenue......    81.8%     38.4%     73.0%     49.7%     36.8%     48.3%     38.1%     43.2%     27.9%     34.4%
  Finance lease income.........      --        --        --        --        --        --        --        --        --       1.6
  Gain (loss) on sale of leased
    engines....................    (3.0)       --      (7.1)       --        --        --        --       4.2        --       6.5
  Spare parts sales............    20.8       7.9      31.5      18.5      12.5      11.8      28.8      23.3      23.0      38.8
  Sale of equipment acquired
    for resale.................      --      53.4       1.9      31.8      50.2      37.9      28.3      26.7      47.8      18.1
  Interest and other income....     0.4       0.3       0.7        --       0.5       2.0       4.8       2.6       1.3       0.6
                                 ------    ------    ------    ------    ------    ------    ------    ------    ------    ------
        Total revenue..........   100.0     100.0     100.0     100.0     100.0     100.0     100.0     100.0     100.0     100.0
Expenses:
  Interest expense.............    42.2      11.7      26.0      16.5      12.1      15.0      10.8      15.4      10.5      14.4
  Depreciation expense.........    25.7      12.2      30.9      15.8       7.4      10.0       7.6       9.2       6.2       7.9
  Residual share...............    (1.2)      1.2       2.4       3.2       1.7       2.2       2.1       2.0       1.1       1.6
  Cost of spare parts sales....    13.5       4.9      22.0       7.6       9.4       3.0      19.3      13.7      15.1      28.1
  Cost of equipment acquired
    for resale.................      --      27.2        --      23.0      42.8      41.1      25.4      23.6      40.2      14.2
  General and administrative
    expense....................    21.2       9.9      19.3      13.1      13.0      18.1      19.2      18.7      13.6      16.9
                                 ------    ------    ------    ------    ------    ------    ------    ------    ------    ------
        Total expenses.........   101.4      67.1     100.6      79.2      86.4      89.4      84.4      82.6      86.7      83.1
Gain on modification of credit
  facility.....................    60.2        --        --        --        --        --        --        --        --        --
                                 ------    ------    ------    ------    ------    ------    ------    ------    ------    ------
Income before income taxes,
  minority interest and
  extraordinary item...........    58.8      32.9      (0.6)     20.8      13.6      10.6      15.7      17.4      13.3      16.8
Income taxes...................   (23.6)    (13.1)     (0.1)     (8.4)     (5.6)     (4.1)     (6.6)     (6.8)     (5.3)     (6.7)
                                 ------    ------    ------    ------    ------    ------    ------    ------    ------    ------
Income before minority interest
  and extraordinary item.......    35.2      19.8      (0.7)     12.4       8.0       6.5       9.1      10.6       8.0      10.1
Less: minority interest in net
  income of subsidiary.........     0.3       0.1       0.5       0.4       0.1       0.6        --        --        --        --
                                 ------    ------    ------    ------    ------    ------    ------    ------    ------    ------
Net income before extraordinary
  item.........................    34.9      19.7      (1.2)     12.0       7.9       5.9       9.1      10.6       8.0      10.1
Extraordinary item less
  applicable income taxes......      --        --        --        --        --        --        --      21.1        --        --
                                 ------    ------    ------    ------    ------    ------    ------    ------    ------    ------
        Net income.............    34.9%     19.7%     (1.2)%    12.0%      7.9%      5.9%      9.1%     31.7%      8.0%     10.1%
                                 ======    ======    ======    ======    ======    ======    ======    ======    ======    ======

     The Company has experienced fluctuations in its quarterly operating results and anticipates that these fluctuations may continue. Such fluctuations may be due to a number of factors, including the timing of sales of engines and spare parts and engine remarketing activities, an unanticipated early lease termination, the timing of engine acquisitions or a default by a lessee. See "Risk Factors -- Quarterly Fluctuations in Operating Results."

LIQUIDITY AND CAPITAL RESOURCES

     Historically, the Company has financed its growth through borrowings secured by its lease portfolio. See "Overview" above and "Business -- Financing/Source of Funds." Cash of approximately $104.0 million, $16.1 million, $15.7 million and $19.3 million in the nine months ended September 30, 1997 and the years ended December 31, 1996, 1995 and 1994, respectively, was derived from this activity. In these same time periods, $71.6 million, $13.5 million, $9.3 million and $11.5 million, respectively, was used to pay down related debt. In 1996, proceeds from the Initial Public Offering were approximately $15.9 million as discussed below. Cash flows from operating activities generated approximately $9.0 million, $9.6 million, $0.5 million and $8.9 million in the nine months ended September 30, 1997, and the years ended December 31, 1996, 1995 and 1994, respectively.

     The Company's primary use of funds is for the purchase of equipment for lease. Approximately $43.5 million, $25.3 million, $9.3 million and $17.6 million of funds were used for this purpose in the nine months ended September 30, 1997 and the years ended December 31, 1996, 1995 and 1994, respectively. Additional funds were used in these periods to finance the growth of inventories to support parts sales.

     The Initial Public Offering was for 2,300,000 shares of Common Stock at $8.00 per share. The proceeds to the Company, net of all expenses, was $15.9 million. These proceeds were used to prepay $1.3 million of indebtedness under an existing term facility, and to purchase an amortizing interest rate cap to hedge a portion of the Company's exposure to increases in interest rates on its variable rate borrowings for a cost of $469,000. The balance of the proceeds, together with debt financing, were used to acquire additional engines for lease, to acquire engine and airframe component inventory, and for working capital and other general corporate purposes.

     Until February 1997, the Company's primary lender was Marine Midland Bank. Prior to June 1995, the Midland Loan provided, among other things, for interest payable at LIBOR plus 3.5% to 5%, required a specified percentage of lease payments to be applied to debt service but required final payment only upon the sale of the subject engine, and provided to the lender a share of the residual value of financed engines. In June 1995, the Company modified the Midland Loan. As part of the modification, the Midland Loan was converted to a ten-year, full payout loan, the existing residual sharing arrangement with the lender was terminated, the interest rate was reduced to LIBOR plus 1%, and the lender acquired two engines from the Company with a net book value of $5.7 million. This modification resulted in a gain to the Company of $2.2 million. In February, 1997, the Company repaid the Midland Loan at a discount which resulted in an extraordinary book gain, net of tax and related costs, of approximately $2.0 million. The transaction was financed through a loan of $41.5 million from U.S. Bancorp Leasing & Financial at an interest rate of LIBOR plus 2.5%. This loan matures in February 1998. At that time, the Company has the option to extend the facility for an additional six years. As of September 30, 1997, $6.4 million was available under this facility.

     The Company has a $30 million revolving credit facility with CoreStates Bank, N.A. to finance the acquisition of engines and high-value spare parts for sale or lease. At September 30, 1997, $3.8 million was available under this facility. This facility, which expires on June 12, 1998, bears interest at prime plus 50 basis points and may be renewed annually.

     The Company has a $15 million secured term facility with Finova Capital Corporation for the acquisition of engines for lease. At September 30, 1997, approximately $2.4 million was available under this facility. This term facility, which expires on December 29, 2001, bears interest on each drawdown at a rate equal to the rate on five-year Treasury notes at the date of drawdown plus 5.55%. Advances against this facility are for not more than 80% of the appraised value of the engine. The loan is repaid by applying not less than 90% of the underlying lease payment to debt service, and at the end of 60 months, the loan must have amortized at least 40% of its original balance.

     The Company also has a $15.0 million financial program with Fleet Capital Corporation for the financing of the acquisition of engines for lease to U.S. domestic entities. Fleet Capital Corporation evaluates each proposed engine financing to determine whether it will participate. The interest rate under this program is dependent upon the quality of the credit and the underlying collateral. Advances under the program are for an amount up to 80% of the fair market value of the equipment, not to exceed 100% of the purchase price. Advances are repaid from the lease payments associated with the financed engines. In September 1997, the Company financed two engines using this program. The amount borrowed was $6.3 million with interest rates varying from 8.9% to 10%. As of September 30, 1997, approximately $8.7 million was available under this program.

     The Company also has a $3 million secured working capital facility with The Pacific Bank, N.A. for the acquisition of engines to be dismantled and sold for parts through WASI. This facility provides for 80% advances against the purchase price of parts for resale and bears interest at prime plus 1%. This facility requires interest-only payments for the first five months with the principal balance due six months after drawdown and expires on January 31, 1998. The Company directly guarantees WASI's obligations under this facility. As of September 30, 1997, approximately $1.2 million was available under this facility.

     The Company has received a letter of commitment from a financial institution to provide an $80 million warehouse facility to a special purpose finance subsidiary of the Company, for the financing of jet aircraft engines to be transferred by the Company to such finance subsidiary. The facility will become available immediately upon completion of definitive agreements. This transaction's structure is intended to facilitate future public or private securitized note issuances by the special purpose finance subsidiary. This facility is expected to have an eight year term and to bear interest at LIBOR plus 225 basis points. This facility requires the issuer to hedge 50% of the facility against interest rate changes. The Company expects to use some of the proceeds of the facility distributed to it by its finance subsidiary to pay down a portion of the U.S. Bancorp Leasing & Financial loan and the CoreStates Bank loan.

     The Company has entered into commitments for the purchase of an aircraft for disassembly by WASI, the purchase of two engines for the lease portfolio and the purchase of three commuter aircraft with three spare engines for the lease portfolio. The aggregate purchase price for these assets is $19.9 million and as of September 30, 1997, deposits of $310,000 have been made in connection with these purchases. The Company has arranged financing for one engine and is in the process of arranging financing for the other purchases.

     The Company believes that its current and anticipated credit facilities, internally generated funds, cash-on-hand and the net proceeds of this Offering will be sufficient to fund the Company's anticipated operations for at least 12 months, at which time additional equity or debt capital is anticipated to be required to fund projected growth.

     The Company's ability to successfully execute its business strategy is dependent in part on its ability to raise equity capital and to obtain debt capital. There can be no assurance that the necessary amount of such equity or debt capital will continue to be available to the Company on favorable terms, or at all. If the Company were unable to continue to obtain required financing on favorable terms, the Company's ability to add new engines and parts packages to its portfolio or to conduct profitable operations with its existing asset base would be impaired, which would have a material adverse effect on the Company's business, financial condition and results of operations.

     As of September 30, 1997, the Company had four engines and three spare parts packages which had not been financed. The Company will seek permanent financing for this equipment, although no assurance can be given that such financing will be available on favorable terms, if at all. In addition, certain of the Company's engines have been financed under floating rate facilities. Until fixed rate financing for these assets is in place, the Company is subject to interest rate risk, since the underlying lease revenue is fixed. The Company has entered into commitments for the purchase of an aircraft for disassembly by WASI, the purchase of two engines for the lease portfolio and the purchase of three commuter aircraft with three spare engines for the lease portfolio. The aggregate purchase price for the assets is $19.9 million and as of September 30, 1997, deposits of $310,000 have been made in connection with these purchases. The Company has arranged financing for one engine and is in the process of arranging financing for the other purchases.

MANAGEMENT OF INTEREST RATE EXPOSURE

     At September 30, 1997, $66.6 million of the Company's borrowings were on a variable rate basis at various interest rates tied to either LIBOR or the prime rate. The Company's equipment leases are generally structured at fixed rental rates for specified terms. To date, this variable rate borrowing has resulted in lower interest expense for the Company. Increases in interest rates could narrow or eliminate the spread, or result in a negative spread, between the rental revenue the Company realizes under its leases and the interest rate that the Company pays under its borrowings. See "Risk Factors -- Interest Rate Risks."

     In September 1996, the Company purchased an amortizing interest rate cap at a cost of $469,000 from an investment grade financial institution (the "Counter Party") in order to limit its exposure to increases in interest rates on a portion of its current variable rate borrowings. Pursuant to this cap, the Counter Party will make payments to the Company, based on the notional amount of the cap, if the three month LIBOR rate is in excess of 7.66%. As of September 30, 1997, the notional principal amount of the cap was $37.2 million and said amount will decline to $26 million at the end of its term. The cost of the cap is being amortized as an expense over a four-year period. The Company will be exposed to credit risk in the event of non-performance by the Counter Party.

                                    BUSINESS

     The Company is a leading provider of operating leases of Aircraft Equipment worldwide. The Company's core business is acquiring and leasing Aircraft Equipment to domestic and international airlines, manufacturers and overhaul/repair facilities pursuant to operating leases. As of September 30, 1997, the Company had 42 engines under lease to 29 customers in 17 countries and eight spare parts packages under lease to seven customers in seven countries (for a net total of 34 customers in 20 countries). Through WASI, the Company also acquires aviation equipment, such as whole engines and aircraft, which can be dismantled and sold as parts at a greater profit. In addition, the Company engages in the selective purchase and resale of commercial aircraft engines and engine components in the aftermarket. Integrating of these three activities improves the Company's ability to maximize the residual and resale values of its engines, equipment and parts.

INDUSTRY BACKGROUND

     Commercial airlines typically maintain a number of spare aircraft engines to ensure that their aircraft are not grounded when engines or parts are removed for normal maintenance or as a result of failure. Industry analysts estimate that the worldwide fleet of approximately 11,500 commercial aircraft utilizes approximately 30,000 engines, including approximately 5,000 spare engines valued at over $11 billion. The Boeing Report estimates 16,160 new commercial aircraft will be added over the next 20 years, resulting in a projected worldwide fleet of approximately 23,600 commercial aircraft in 2016, net of retired aircraft. These 16,160 new deliveries, which represent a mixture of two-, three- and four-engined aircraft, will require approximately 35,000 installed engines and, assuming a ratio of approximately 15% spare engines to installed engines, approximately 5,300 additional spare engine acquisitions over the next 20 years. Moreover, the Boeing Report, and the foregoing numbers, do not address the additional number of aircraft and engines which will be required to service the commuter or corporate markets.

     Airlines have increasingly turned to operating leases as an alternative to traditional financing of their aircraft, engines and spare parts. Aviation Week reports that leasing will be the primary means by which the global air transport industry acquires new aircraft between now and 1999, and probably beyond. Aviation Week, based upon data provided by GE Capital Aviation Services, states that in 1986, 41% of the world's airlines owned all of their equipment, 15% leased all of their equipment and 44% used a mix of the two (with 80% owned and 20% leased). By contrast, in 1996, only 16% owned all of their equipment, while 42% leased all of their equipment and 42% used a mix of the two (with 40% owned and 60% leased).

     Advantages to airlines of leasing include greater flexibility in fleet management, off-balance sheet treatment of operating leases, the ability to employ funds without affecting debt-to-equity ratios, and the shifting of residual value risk to a third party. The Company believes that airlines are increasingly considering their spare aircraft engines as significant capital assets suitable for lease. Due to the increasing cost of newer aircraft engines, the anticipated modernization of the worldwide aircraft fleet and the significant cost associated therewith, and the emergence of new niche-focused airlines which generally use leasing for capital asset acquisitions, the Company believes this trend toward operating leases will continue.

STRATEGY

     The Company's strategy for its leasing business is to focus primarily on operating leases of commercial aircraft engines and parts worldwide while maximizing residual values. Key elements of the Company's business strategy include the following:

     Focus on Aftermarket Commercial Aircraft Engines. The Company purchases primarily aftermarket commercial aircraft engines and parts for lease and resale. By focusing on this market, the Company is able to take advantage of the background and capability of its management, most of whom have extensive expertise in the aircraft engine industry, and to service a niche which is not the focus of the major commercial aircraft lessors.

     Focus on Operating Leases. The Company believes that airlines are becoming increasingly aware of the benefits of financing their fleet equipment on an operating lease basis, including preservation of cash flow, off balance sheet financing, shifting residual risk to a third party and flexibility in managing fleet size and composition.

     Maximize Residual Value. In order to maximize the value of engines when they are re-leased or sold at the end of a lease, the Company focuses on noise compliant Stage III commercial jet aircraft engines. As of September 30, 1997, all of the Company's engines were Stage III engines and were generally suitable for use on one or more commonly used aircraft. The Company also believes that its attention to maintenance and inspection of engines contributes to residual values.

     Capitalize on Complementary Spare Parts Business. Through the spare parts and component sales operations of its WASI subsidiary, the Company sells aircraft spare parts to commercial passenger airlines, air cargo carriers, overhaul/repair facilities and other spare parts distributors. The Company believes that WASI complements the Company's core business of leasing aftermarket commercial aircraft engines and parts. WASI can provide some parts for maintenance and overhaul of the Company's engines at prices lower than the Company could obtain from third parties. As engines in the Company's leasing portfolio age and reach the point at which they are more valuable as component parts, the Company expects that WASI will be able to salvage valuable components and thereby maximize the residual value of the engines.

     Access a Diversified Global Client Base. For 1996 and the first nine months of 1997, approximately 61% and 64%, respectively, of the Company's lease revenue was from foreign customers, with no one customer or country (other than the United States) accounting for more than 14% of lease revenue. The Company believes that this diversity reduces the risks associated with dependence on one or more significant customers in one country. To date, all of the Company's leases and sales contracts are denominated and payable in U.S. Dollars.

     Capitalize on Complementary Aviation-Related Businesses. The Company believes that there are numerous opportunities to expand into aviation-related niche businesses representing growth prospects for the Company. The Company intends to expand its existing businesses to include similar assets in additional markets such as the corporate, commuter and cogeneration markets. In October of 1997 the Company paid a nonrefundable deposit of $100,000 for the purchase of three commuter aircraft and three spare engines for $12.3 million and is presently in negotiations with lenders to provide financing for this package. The Company may engage in the selective purchase of additional aircraft in the future. The Company is also continually engaged in discussions regarding possible acquisitions of companies and asset portfolios relating and complementary to the Company's existing businesses. In addition, the Company constantly evaluates de novo expansion opportunities. There can be no assurance that any such acquisitions or expansions can be consummated on terms favorable to the Company, if at all. See "Risk Factors Acquisition and Expansion Risks."

AIRCRAFT ENGINE LEASING

     Most of the Company's current leases to air carriers, manufacturers and overhaul/repair facilities are operating leases as opposed to finance leases. Under an operating lease, the Company retains title to the aircraft equipment thereby retaining the benefit and assuming the risk of the residual value of the aircraft equipment. Operating leases allow airlines greater fleet and financial flexibility due to their shorter-term nature and the relatively small initial capital outlay necessary to obtain use of the aircraft engine. Operating lease rates are generally priced higher than finance lease rates, in part because of the risks associated with the residual value. See "Risk Factors -- Ownership Risks."

     The Company targets the medium-term engine lease market, which generally consists of leases with three to ten year lease terms. Airlines, manufacturers and overhaul/repair facilities leasing for this term generally do so when their projected utilization of a specific engine is deemed to be less than its useful life, or when they seek to manage their cash flow more efficiently while strengthening their balance sheets. All of the Company's engine lease transactions with three to ten year lease terms are triple-net leases. A triple-net lease requires the lessee to make the full lease payment and pay any other expenses associated with the use of the engine, such as maintenance, casualty and liability insurance, sales or use taxes and personal property taxes. The leases contain detailed provisions specifying maintenance standards and the required condition of the aircraft engine upon return at the end of the lease. During the term of the lease, the Company generally requires the lessee to maintain the aircraft engine in accordance with an approved maintenance program designed to ensure that the aircraft engine meets applicable regulatory requirements in the jurisdictions in which the lessee operates. Under short-term leases and certain medium-term leases, the Company undertakes a portion of the maintenance and regulatory compliance risk. To date, the Company has attempted to minimize its currency and exchange risks by negotiating all of its aircraft engine lease transactions in U.S. Dollars. In addition, to date, all guarantees obtained to support various lease agreements are denominated and payable in U.S. Dollars. See "Risk Factors -- International Risks."

     The Company typically collects maintenance reserves and security deposits from the lessee. Generally, the Company collects, in advance, a security deposit equal to at least one month's lease payment, together with one month's estimated maintenance reserve. The security deposit is returned to the lessee after all return conditions have been met. Maintenance reserves are accumulated in accounts maintained by the Company or its lenders and are used when normal repair associated with engine use or maintenance is required. In most cases, to the extent that cumulative maintenance reserves are inadequate to fund normal repairs required prior to return of the engine to the Company, the lessee is obligated to cover the shortfall.

     The Company makes an independent analysis of the credit risk associated with each lessee before entering into a lease transaction. The Company's credit analysis generally consists of evaluating the prospective lessee's financial standing utilizing financial statements and trade and banking references. In certain circumstances, where the Company or its lenders believe necessary, the Company may require its lessees to obtain a partial letter of credit or a guarantee from a bank or a third party. The Company also evaluates insurance and expropriation risk and evaluates and monitors the political and legal climate of the country in which a particular lessee is located in order to determine its ability to repossess its collateral should the need arise. While the Company has experienced some collection problems, including delay in lease rental payments, to date the Company has not experienced material losses attributable to such problems; however, there can be no assurance that the Company will not experience collection problems or significant losses in the future. See "Risk Factors -- Customer Credit Risks."

     During a given lease period, the Company's leases require that the leased engines undergo regular maintenance and inspection at pre-approved engine maintenance facilities certified by the FAA or its foreign equivalent. In addition, when engines come off-lease, they undergo thorough inspections to verify compliance with lease return conditions. Regular maintenance and thorough inspections during and after the lease term help ensure that the Company's leased engines maintain their residual value. While there can be no assurance that the Company's maintenance and inspection requirements will result in a realized return to the Company upon termination of a lease, the Company believes that its emphasis on maintenance and inspection generally helps it to recover its investment in the engines.

     Upon termination of a lease, the Company will re-lease or sell the aircraft engine or will have the engine dismantled and will sell the parts. The demand for aftermarket aircraft engines and parts for either sale or re-lease may be affected by a number of variables including general market conditions, regulatory changes (particularly those imposing environmental, maintenance and other requirements on the operation of aircraft engines), changes in the supply and cost of aircraft engines and technological developments. In addition, the value of a particular used aircraft engine varies greatly depending upon its condition, the maintenance services performed during the lease term and the number of hours remaining until the next major maintenance of the engine is required. If the Company is unable to re-lease or sell an engine on favorable terms, its ability to service debt may be adversely affected. See "Risk
Factors -- Ownership Risks" and "Business -- Aircraft Engine Portfolio."

ENGINE LESSEES

     As of September 30, 1997, the Company had 42 engines under lease to 29 customers in 17 countries. As of September 30, 1997: (a) the Company's domestic engine lessees were Alaska Airlines, Inc., Continental Airlines, Inc., Delta Airlines, Evergreen International Airlines, Inc., Frontier Airlines, Inc., General Electric Engine Services, Inc., Reno Air, Inc., Tower Air, Western Pacific Airlines, Inc. and World Airways, Inc., and

(b) the Company's foreign engine lessees were AerLingus (Ireland), Aerovias de Mexico, S.A. de C.V., Air Atlanta Icelandic, Inc. (Iceland), Air Canada, Air Liberte S.A. (France), Air 2000 (United Kingdom), Air New Zealand Limited, Asiana Airlines, Inc. (Korea), Avianca (Colombia), BWIA International Airways Limited (Trinidad & Tobago), Canada 3000 Airlines Limited, Gulf Aircraft Maintenance Company (United Arab Emirates), P.T. Garuda Indonesia, General Electric Capital Aviation Services, Inc. (United Kingdom), Scandinavian Airlines System, Spanair (Spain), Jet Airways (India), Ltd., Transportes Aeroes Portugueses (Portugal), S.A. and Virgin Atlantic Airways, Ltd. (United Kingdom).

     The following table displays the regional profile of the Company's engine lessee customer base by operating lease revenue for the year ended December 31, 1996 and the nine months ended September 30, 1997.

                                            NINE MONTHS ENDED
                                            SEPTEMBER 30, 1997            YEAR ENDED DECEMBER 31, 1996
                                      ------------------------------     ------------------------------
                                      OPERATING LEASE                    OPERATING LEASE
                                          REVENUE         PERCENTAGE         REVENUE         PERCENTAGE
                                      ---------------     ----------     ---------------     ----------
    United States...................    $ 4,878,121             36%        $ 5,295,084           39%
    Europe..........................      4,099,725             30           2,840,428            21
    Mexico..........................      1,855,994             14           1,865,118            14
    Canada..........................      1,030,785              8           1,291,000             9
    Australia/New Zealand...........        772,200              6           1,029,600             7
    Asia............................        512,832              4             889,208             6
    South America...................        275,042              2             530,000             4
    Middle East.....................         56,333             --                  --            --
                                        -----------          -----         -----------         -----
    Total operating lease revenue...    $13,481,032            100%        $13,740,438          100%
                                        ===========          =====         ===========         =====

     For the year ended 1996 and for the nine-months ended September 30, 1997, Aerovias de Mexico, S.A. de C.V., a lessee customer of the Company, contributed approximately 14% of operating lease revenue.

AIRCRAFT ENGINE PORTFOLIO

     The Company's management frequently reviews opportunities to acquire suitable aircraft engines based on market demand, customer airline requirements and in accordance with the Company's engine portfolio mix criteria and planning strategies for leasing. Before committing to purchase specific engines, the Company generally takes into consideration such factors as estimates of future values, potential for remarketing, trends in supply and demand for the particular make, model and configuration of the engines and their anticipated obsolescence. As a result, certain types and configurations of engines do not necessarily fit the profile for inclusion in the Company's portfolio of engines owned and used in its leasing operation. The Company focuses particularly on the noise compliant Stage III aircraft engines. As of September 30, 1997, all of the engines in the Company's lease portfolio were Stage III engines and were generally suitable for use on one or more commonly used aircraft. The Company purchases a majority of its engines in the aftermarket, primarily from airlines or other leasing companies.

     The Company's commercial aircraft engine portfolio consists of aircraft engines manufactured by CFM, General Electric (CF), Pratt & Whitney (JT and PW) and Rolls Royce (RB). The following tables show by engine type the number of engines owned by the Company, the aircraft type on which each engine type is generally used, and the scheduled lease terminations of the Company's lease portfolio at September 30, 1997:

                      ENGINE TYPE AND AIRCRAFT APPLICATION

ENGINE TYPE                      AIRCRAFT APPLICATION             QUANTITY
------------                 -----------------------------        --------
CF6-50 C2/E2                 A300, DC10-30                           3
                             747-200
CF6-80 C2A2                  747-400                                 1
                             767-200ER/300/300ER,
                             MD11, A300-
                             600/600R/600F/ST.
                             600ST A310-200
                             ADV/300
CF6-80 C2B6                  767-300ER                               1
CF6-80 C2B6F                 767-300ER                               1
CF6-80E1                     A330/300                                1
CFM56-3B1                    737-300/400/500                         2
CFM56-3B2                    737-300/400/500                         5
CFM56-3C1                    737-300/400/500                         6
CFM56-5A3                    A320/100/200, A319                      2
CFM56-5C4                    A340/300                                1
JT8D-217C                    MD83                                    1
JT8D-219                     MD82                                   10
JT9D-7AH                     747-100/200                             1
JT9D-7A                      747-100/200                             1
JT9D-7J                      747-200/SP                              1
PW2037                       757-200                                 1
PW2040                       757-200                                 1
PW4060                       747-400, 767-300ER                      2
                             A310, MD11
RB211-535E4                  757-200                                 2
                                                                   -----
  Total                                                             43
                                                                   =====

                     SCHEDULE OF ENGINE LEASE TERMINATIONS

                                                 ENGINE               NET BOOK VALUE
                                            ----------------         ----------------
                                            NUMBER       %           AMOUNT       %
                                            ------     -----         ------     -----
                                                                       (DOLLARS IN
                                                                        MILLIONS)
            1997..........................     5        11.6%        $ 12.2       9.5%
            1998..........................    12        28.0           30.4      23.5
            1999..........................     4         9.3            9.1       7.1
            2000..........................     4         9.3           11.0       8.5
            2001..........................     4         9.3           14.5      11.2
            2002..........................     7        16.3           25.2      19.6
            2003..........................     3         7.0           10.6       8.2
            2004..........................     1         2.3            4.2       3.3
            2005..........................     1         2.3            6.0       4.7
            2006..........................     1         2.3            2.9       2.2
            Off Lease.....................     1         2.3            2.8       2.2
                                              --       -----         ------     -----
                      Total...............    43       100.0%        $128.9     100.0%
                                              ==       =====         ======     =====

     The Company anticipates that current lessees will extend three of the five leases which terminate in 1997 and is negotiating with a different lessee to lease an engine which is the subject of another lease which terminates in 1997. The fifth 1997 lease terminated in early October 1997 and the engine (a JT9D-7AH engine with a book value of $431,250) has been relocated to the WASI facility for the sale of its parts. The Company is actively marketing the engine which is off lease.

ENGINE PORTFOLIO VALUE

     The Company has obtained an updated appraisal of its engines from Aircraft Information Services, Inc. ("AISI"), a recognized appraiser of aircraft engines.

     A copy of the appraisal begins at page A-1 of this Prospectus and should be reviewed for a discussion of the assumptions utilized and various factors considered by AISI. AISI has rendered its opinion that the aggregate "Current Market Value" of the Company's aircraft engine portfolio (excluding the JT9D-7AH engine relocated to WASI), assuming the engines are in average half-life condition, is $143.1 million, which compares favorably to the aggregate net book value at September 30, 1997 of $128.5 million of the Company's appraised engine portfolio. "Current Market Value" is the appraiser's opinion as to the value of the aircraft engines under market conditions that are perceived to exist at a specific point in time for a sale between equally willing and informed buyers and sellers, neither under compulsion to buy or sell, in a single unit cash transaction with no hidden value or liability and with supply and demand of the sale item roughly in balance. "Average half-life" condition assumes that every component or maintenance service which has a prescribed interval that determines its service life, overhaul interval or interval between maintenance services is at a condition which is one-half of the total interval.

     The Company, through the return conditions required by its leases and the maintenance reserves collected by the Company from its lessees, attempts to put its engines in the equivalent of a "freshly refurbished" condition, after application of the maintenance reserves. "Freshly refurbished" condition is defined to be that of an engine immediately after a major shop visit which refurbished all engine modules or all engine compressor and combustor/turbine stages, as appropriate, with all life-limited components at half-life. AISI has rendered its opinion that the "Current Market Value" of the Company's aircraft engines appraised, assuming the engines are in freshly refurbished condition, is $157.1 million.

     The following table sets forth the opinion of AISI as to the aggregate "Future Value Forecast" for the aircraft engines appraised as of September 30, 1997, for the periods indicated below:

 1998       1999       2000       2001       2002
-------    ------     ------     ------     ------
                  (IN MILLIONS)
$139.4     $135.8     $132.4     $128.9     $125.7

     "Future Value Forecast" is the appraiser's opinion as to the expected value of an asset at a specific date in the future and assumes "Base Value" criteria, half-life condition and an assumed annual inflation rate of 3.0%. "Base Value" is similar to Current Fair Market Value; however it assumes theoretically balanced market conditions rather than actual present market conditions or assumed market conditions at a specified future date.

     Since appraisals are only estimates of residual values, there can be no assurance that the appraised value is accurate or that it will not materially change due to factors beyond the Company's control, including but not limited to, obsolescence and changing market conditions, lack of support by relevant airframe, engine or component manufacturers. Nor can there be assurance that, upon expiration of the leases, the Company will realize the then book or appraised value through either sale or re-leasing of the engines in the event of an absence of purchasers or re-lease demand.

     AISI was paid $10,350, plus out-of-pocket expenses, for its services to the Company in connection with its appraisal.

     In the future, the Company does not intend to include the appraised value of its engines in its reports and registration statements filed with the SEC.

FINANCING/SOURCE OF FUNDS

     The Company typically acquires the engines it leases with a combination of equity capital and funds borrowed from financial institutions. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Liquidity and Capital Resources" and "Risk Factors -- Back Leveraging." The Company can typically borrow 80% to 100% of the engine purchase price on a recourse, non-recourse or partial recourse basis. Under most of the Company's term loans, the lender is entitled to receive most of the lease payments associated with the financed engines to apply to debt service. Under the Company's warehouse facilities, the lender is paid interest only until such time as loans under the facilities become due. Generally, lenders take a security interest in the engines. The Company retains ownership of the engines, subject to such security interest. Loan interest rates often reflect the financial condition of the underlying lessees, the terms of the lease and percentage of purchase price advanced, and for full or partial recourse loans, the financial condition of the Company. The Company obtains the balance of the purchase price of the engine, the "equity" portion, from internally generated funds, cash-on-hand, and going forward, the net proceeds of this Offering.

     The loans available to the Company under recourse arrangements are secured by the financed engines and the assignment of lease payments due under the related leases. Upon default under a loan covering equipment financed through recourse borrowings, the lender providing the financing can foreclose on the equipment, repossess and sell such equipment and seek any balance due on such financing from the Company to the extent of the recourse.

     The credit standing of certain of the Company's customers and the long operating life of aircraft engines allows the Company to finance some of its equipment on a non-recourse basis. Certain of the Company's engines are owned in wholly-owned subsidiaries set up for financing purposes. Non-recourse loans represent loans to the Company's subsidiaries which own only the assets securing the loan and as to which the Company has not guaranteed the loan. The Company and its subsidiaries at September 30, 1997 had borrowings of $7.8 million of non-recourse loans and $96.9 million of full or partial recourse loans. The Company is not liable for the repayment of the non-recourse loans unless the Company breaches certain limited representations and warranties under the applicable pledge agreement. The lender assumes the credit risk of each such lease, and its only recourse, upon a default under a lease, is against the lessee and the leased engine.

     The Company has negotiated a sharing of residual proceeds with certain lenders in exchange for a higher percentage financing of certain aircraft engines. Residual sharing arrangements apply to five of the Company's engines (representing $15.5 million of book value) as of September 30, 1997. The Company accrues for its residual sharing obligations using net book value as a proxy for residual proceeds.

SPARE PARTS SALES

     As a significant corollary to its core business, the Company, through WASI, specializes in the purchase and resale of aftermarket engine parts, engines, modules and rotable components. WASI purchases individual engine parts from airlines and others in the aftermarket or acquires whole airframes or engines and contracts to have the airframes or engines dismantled into their component parts for resale by WASI. Some of the acquired component parts are overhauled for WASI by FAA-authorized repair agencies and then offered for sale to airlines, maintenance and repair facilities, and distributors. To date, WASI has targeted primarily General Electric CF6-50, Pratt & Whitney JT9D, PW 4000 and JT8D aircraft engines and components. These engines are the most widely used aircraft engines in the world, powering the Boeing 747, 727 and 737, McDonnell Douglas DC10 and DC9 and Airbus A-300 series of aircraft. WASI has begun to expand into engine components for the CFM-56, a high thrust engine used on the popular Boeing 737.

     The Company believes that the operations of WASI complement the Company's core leasing business. To date, WASI's operations have afforded the Company additional contacts and opportunities in the aircraft engine market. WASI can provide some parts for maintenance and overhaul of the Company's engines at prices lower than the Company could obtain from third parties. As engines in the Company's leasing portfolio age and reach the point at which they are more valuable as component parts, the Company expects that WASI will be able to have them dismantled, salvage valuable components and thereby maximize the residual value of the engines.

     WASI has strict guidelines regulating how parts are procured and overhauled. When procuring aircraft parts, great emphasis is placed on source and traceability. At September 30, 1997, at least 95% of WASI's inventory on hand was acquired from a certified commercial air carrier or others operating under recognized regulatory agencies accepted by the FAA. Less than 5% of the inventory was acquired from trading companies and in all such cases the parts are certified by the seller as to origin. WASI does not trade in consumable parts such as hardware/fasteners. Hardware/fasteners are the most difficult to identify as unapproved material and in many cases are impossible to identify as unapproved material without conducting detailed analysis. WASI's trades in life-limited parts are restricted to parts that have complete traceability back to the OEM or in few cases traceability from a commercial air carrier back to the OEM. See "Risk Factors -- Government Regulation."

     WASI advertises its aircraft engine parts availability on the Inventory Locator Service ("ILS") electronic database. Users of ILS can access the database and determine which companies have the desired inventory. The Company also advertises in industry publications and receives a number of customers through referrals.

     WASI may from time to time enter into consignment agreements with airlines or related companies to acquire surplus inventories for the purpose of marketing and selling such consigned parts. Consignment allows WASI to access inventory for sale without the cost and risk of ownership.

EQUIPMENT ACQUIRED FOR RESALE

     The Company engages in the selective purchase and resale of commercial aircraft engines and engine components in the aftermarket to complement its engine and parts leasing business. It is the Company's general policy to minimize risk by not purchasing engines or components on speculation; however, on occasion, the Company purchases engines and components without having a commitment for their sale. The Company normally makes a contractual commitment to purchase specific engines or components for its own account only after, or concurrently with, obtaining a firm customer commitment to purchase. Although the Company usually has sale commitments at delivery, it would have financial exposure if it purchased an engine or components which could not immediately be resold. The Company assesses the supply and demand of target engines and components through its sales force and relies, to a lesser extent, on referrals and advertising in industry publications. The Company also subscribes to a data package that provides it with access to lists composed of operators and their specific engine inventories and engines on order. The Company does not refurbish or perform other maintenance on the engines or components it sells; however, from time to time, the Company has hired third party contractors to refurbish or repair such engines and components.

COMPETITION

     In the medium-term engine lease market segment, which is the Company's target market, the Company principally competes with Shannon Engine Services, headquartered in Shannon, Ireland, which is owned by CFM and Rolls Royce. Rolls Royce limits its leasing activities to products of its parent company and related parties. The Bank of Tokyo-Mitsibishi, through its affiliate Engine Lease Finance in Shannon, Ireland, also competes with the Company. Each of these competitors is substantially larger and has greater financial resources than the Company which may permit, among other things, greater access to capital markets at more favorable terms. In addition, major aircraft lessors, including International Lease Finance Corporation and General Electric Capital Aviation Services, compete with the Company to the extent that they include spare engine leases with their aircraft leases.

     With respect to engine marketing and spare parts and component sales, the Company competes with airlines, aircraft manufacturers, aircraft, engine and parts brokers, and parts distributors. The Company's major competitors include the Allen Aircraft division of AAR Corp., The AGES Group, The Memphis Group, Aviation Sales Company, Kellstrom Industries and AVTEAM, Inc. Certain of these competitors may have, or may have access to, financial resources substantially greater than the Company. Significant increases in competition encountered by the Company in the future may limit the Company's ability to expand its business, which would have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company believes that the primary competitive factors in the aircraft engine leasing industry are flexibility in leasing terms, including price, return conditions and term of lease, and availability of engines. The Company believes that it is able to compete favorably in leasing commercial aircraft engines and parts due to its experience in the industry and reputation and expertise in acquiring and leasing commercial aircraft engines at economical prices which allows the Company to re-lease or sell such engines and parts at a competitive price. See "Risk Factors -- Competition."

INSURANCE

     The Company requires its lessees to carry the types of insurance customary in the air transportation industry, including comprehensive liability insurance and casualty insurance. In addition to requiring full indemnification under the terms of the lease, the Company is named as an additional insured on liability insurance policies carried by lessees, with the Company or its lenders normally identified as the payee for loss and damage to the equipment. All policies contain a breach of warranty endorsement or severability of interest clause so that the Company continues to be protected even if the operator/lessee violates one or more of the warranties or conditions of the insurance policy. The Company monitors compliance with the insurance provisions of the leases. The Company also carries contingency and product liability insurance.

GOVERNMENT REGULATION

     The Company's customers are generally subject to a high degree of regulation in the various jurisdictions in which they operate. Such regulations also indirectly affect the Company's business operations. Under the provisions of the Transportation Act, as amended, the FAA exercises regulatory authority over the air transportation industry. The FAA regulates the manufacture, repair and operation of all aircraft engines operated in the United States. Its regulations are designed to insure that all aircraft and aviation equipment are continuously maintained in proper condition to ensure safe operation of the aircraft. Similar rules apply in other countries. All aircraft must be maintained under a continuous condition monitoring program and must periodically undergo thorough inspection and maintenance. The inspection, maintenance and repair proce-dures for the various types of commercial aircraft equipment are prescribed by regulatory authorities and can be performed only by certified repair facilities utilizing certified technicians. Certification and conformance is required prior to installation of a part on an aircraft. Presently, whenever necessary, with respect to a particular engine or engine component, the Company utilizes FAA and/or Joint Aviation Authority certified repair stations to repair and certify engines and components to ensure worldwide marketability. The FAA can suspend or revoke the authority of air carriers or their licensed personnel for failure to comply with regulations and ground aircraft if their airworthiness is in question. In addition, by the year 2000, federal regulations will stipulate that all aircraft engines hold, or be capable of holding, a noise certificate issued under Chapter 3 of Volume 1, Part II of Annex 16 of the Chicago Convention, or have been shown to comply with Stage III noise levels set out in Section 36.5 of Appendix C of Part 36 of the Federal Aviation Regulations of the United States. As of September 30, 1997, all of the engines in the Company's lease portfolio were Stage III engines.

LEGAL PROCEEDINGS

     The Company is not a party to any material legal proceedings.

EMPLOYEES

     As of September 30, 1997, the Company had 40 full-time employees and four part-time employees (excluding consultants), including 22 employees in equipment leasing and trading and 22 employees in airframe and engine component sales. None of the Company's employees is covered by a collective bargaining agreement and the Company believes its employee relations are good.

FACILITIES

     The Company's principal offices are located at 180 Harbor Drive, Suite 200, Sausalito, California 94965. The Company occupies space in Sausalito under a lease that covers approximately 5,500 square feet of office space and expires on March 14, 1999. Engine financing sales, trading and general administrative activities are conducted from the Sausalito location. The Company also leases approximately 22,800 square feet of office and warehouse space for WASI's operations at 291 Harbor Way, South San Francisco, California 94080. This lease expires on May 31, 1998. See Note 10 to the Audited Financial Statements. In addition, the Company leases approximately 10,730 square feet of space at 1769 West University Drive, Suite 177, Tempe, Arizona 85821, which is used for parts storage and distribution. This lease expires on July 31, 1999. The Company believes that its current facilities may not be adequate for its needs and anticipates acquiring additional facilities as needed.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth certain information with respect to each person who is a director or executive officer of the Company.

                   NAME                    AGE*                       POSITION
    -----------------------------------    -----     ------------------------------------------
    Charles F. Willis, IV                   49       President and Chief Executive Officer,
                                                     Chairman of the Board of Directors
    Donald A. Nunemaker                     50       Executive Vice President and Chief
                                                     Administrative Officer
    James D. McBride                        41       Executive Vice President and Chief
                                                     Financial Officer
    William L. McElfresh                    51       Director and Executive Vice President --
                                                     Strategic Development
    Steven D. Oldenburg                     48       Senior Vice President -- Sales and
                                                     Marketing
    Rae A. Capps                            45       Senior Vice President and General Counsel
    Elliot M. Fischer                       49       Vice President -- Syndications
    Edwin F. Dibble                         54       President -- WASI
    Ross K. Anderson (1)                    56       Director
    William M. LeRoy (1)                    55       Director
    Willard H. Smith, Jr. (1)               60       Director

---------------

*Age listed as of September 30, 1997

(1) Member of the Audit and Compensation Committees of the Board of Directors

     Set forth below is certain information with respect to each director and executive officer of the Company.

     CHARLES F. WILLIS, IV is the founder of the Company, has served as Chief Executive Officer, President and a Director since its incorporation in 1985 and has served as Chairman of the Board of Directors since 1996. Mr. Willis has 31 years of experience in the aviation industry. He has provided a wide range of consulting services for the aviation industry, including fleet planning, cost of recertification estimation, assistance with purchase and lease documentation, appraisal of competing equipment and evaluation of financing proposals. From 1975 to 1985, Mr. Willis served as President of the Company's predecessor, Charles F. Willis Company, which purchased, financed and/or sold a variety of large commercial transport aircraft and provided consulting services to the aviation industry. During 1974, Mr. Willis operated a small business not involved in the aviation industry. From 1972 through 1973, Mr. Willis was Assistant Vice President of Sales at Seaboard World Airlines, a freight carrier. From 1965 through 1972, he held various positions at Alaska Airlines, including positions in the departments of flight operations, sales and marketing.

     DONALD A. NUNEMAKER has served as the Company's Executive Vice President and Chief Administrative Officer since July of 1997. Mr. Nunemaker is responsible for managing the day-to-day operation of the Company and has been extensively involved in the equipment leasing industry since 1973. From 1995 to 1996, Mr. Nunemaker was President and Chief Executive Officer of LeasePartners, Inc., a small ticket vendor leasing company based in Burlingame, California, which was acquired by Newcourt Credit Group. From 1990 to 1994, Mr. Nunemaker was Executive Vice President of Concord Asset Management, Inc., an aircraft and computer leasing subsidiary of Concord Leasing, Inc., which was owned by the HSBC Group. Before joining Concord in 1990, Mr. Nunemaker was President of Banc One Leasing Corporation of New Jersey, which was Banc One's small ticket leasing subsidiary. Prior to that he spent thirteen years with Chase Manhattan Leasing Company in a variety of senior line and staff positions. His last position at Chase was that of Senior Vice President & Division Executive -- Special Products Division, which included management responsibility for Chase Aircraft Finance Company, Chase/Horizon Creditcorp and the AT&T Finance Group. Mr. Nunemaker has an M.B.A. from Indiana University.

     JAMES D. MCBRIDE has served as the Company's Executive Vice President and Chief Financial Officer since September of 1997. Prior to joining the Company, Mr. McBride was Senior Vice President and the Chief Financial Officer of Triton Container International Limited, an international lessor serving intermodal shipping companies worldwide. During his twelve year tenure at Triton, in addition to the position of Senior Vice President, Mr. McBride held the positions of Vice President, Finance; Vice President, Treasurer; and Director of Finance. Prior to joining Triton, Mr. McBride held various positions at Crocker National Bank and Bank of America. Mr. McBride has been involved in leasing and financial services for over twenty years. He has significant experience in the areas of capital formation, accounting and control, domestic and international operations, information systems and risk management. Mr. McBride holds a M.B.A. from the Haas School of Business at the University of California, Berkeley.

     WILLIAM L. MCELFRESH was named as the Company's Executive Vice President of Strategic Development in February 1997. Prior to that, he served as the Company's Executive Vice President-Marketing since 1989 and was named a Director of the Company in 1996. For approximately 29 years, Mr. McElfresh has been involved with commercial jet engine sales and support. From 1987 through 1989, he was a partner with Turbine Engine Support Co., Inc. and provided sales, brokerage, exchange and monitoring programs for aircraft engines and parts. As Vice President, Sales and Marketing for International Aircraft Support, Inc. from 1983 through 1987, Mr. McElfresh found and exploited new market opportunities for commercial jet aircraft engines and spare parts. From 1977 through 1983, he developed and managed the worldwide spares support and overall operations for the Power Accessories Division of TRW, Inc. From 1972 to 1983, he established a marketing program in Asia and Pacific island markets to support the growth for the new Component Repair Group of TRW Inc., which manufactured the major aircraft engine components for Pratt and Whitney, General Electric and CFM. From 1968 to 1972, he was an Aircraft Maintenance Officer in the United States Air Force assigned to VIP and NASA Operations Support. Mr. McElfresh holds a B.A. from the University of Kansas and an M.B.A. from Pepperdine University.

     STEVEN D. OLDENBURG was named as the Company's Senior Vice
President -- Sales and Marketing in August 1997. Prior to that, he served as the Company's Senior Vice President -- Capital Markets since November 1995. For over 19 years, Mr. Oldenburg has been involved in the leasing industry, providing and arranging debt and equity. Mr. Oldenburg has structured and negotiated several hundred millions of dollars in equipment financings for national and international leveraged and single investor leases. As Vice President, Syndications, for Marine Midland Business Loans, Inc. (formerly Concord Leasing, Inc.) from 1991 through 1994, he specialized in financing commercial aircraft and other transportation-related equipment. From 1976 through 1991, he also managed the financing for high tech equipment, medical equipment, rail equipment and corporate aircraft for other international lessors. Mr. Oldenburg holds a B.S. in Management from the University of Vermont and a Certificate in Accounting from Bentley College in Boston.

     RAE A. CAPPS has served as the Company's Senior Vice President and General Counsel since June of 1997 and is responsible for overseeing the legal affairs of the Company. Ms. Capps was Vice President, General Counsel and Corporate Secretary of Hawaiian Airlines from 1993 to June of 1997. She was an attorney in the law firm of Goodsill Anderson Quinn & Stifel in Honolulu, Hawaii from 1990 to 1993 and an attorney in the law firm of Gendel, Raskoff, Shapiro & Quittner in Los Angeles from 1987 to 1990. Ms. Capps holds a B.A. from the University of Texas and a J.D. from the University of Utah.

     ELLIOT M. FISCHER has served as the Company's Vice
President -- Syndications since September of 1997. From March of 1995 to September of 1997, he served as the Company's Chief Financial Officer and Controller. During the 15 years prior to joining the Company, Mr. Fischer held senior level finance positions at several leasing companies, including LeasePartners, Inc. from 1994 to 1995; USL Capital from 1990-1994; and Chrysler Capital Corporation from 1980 to 1987. During 1994, Mr. Fischer was Corporate Controller at LeasePartners, a vendor leasing company in Burlingame, California. His experience includes financial reporting and controls, forecasting, budgeting, strategic planning and reporting systems. Prior experience includes financial reporting in manufacturing environments, and a three-year assignment with International Paper Company as Chief Financial Officer of a paper converting facility in Japan. Mr. Fischer worked in public accounting for three years and is a Certified Public Accountant, holding a B.B.A. in accounting from Pace University in New York.

     EDWIN F. DIBBLE has served as President of WASI since May of 1997 and was a Vice President of WASI from October of 1994 to May of 1997. From 1986 to 1994, Mr. Dibble served as Vice President of engines and parts sales for Turbine Engine Support Co., Inc. From 1984 to 1986, Mr. Dibble worked in purchasing for International Aircraft Support, Inc. From 1964 to 1984, Mr. Dibble held various positions with United Airlines in the areas of maintenance sales and services. Mr. Dibble also worked in the Powerplant Planning Department, coordinating the support for all types of aircraft engines operated by United Airlines.

     ROSS K. ANDERSON has served as a Director of the Company since 1996. Since 1993, Mr. Anderson has been President and Chief Executive Officer of Astech Manufacturing, Inc. ("Astech"), an aerospace company manufacturing proprietary metal honeycomb products using high temperature alloys. Astech's principal customers include Boeing, Pratt & Whitney and General Electric for commercial aircraft engines. From 1991 to 1993, Mr. Anderson was employed at Teledyne Aircraft Group as Group Executive. From 1987 to 1991, Mr. Anderson served as President of Teledyne Picco. Mr. Anderson received his M.S. in Aeronautical Engineering from California Institute of Technology, his M.B.A. from Stanford Graduate School of Business and his B.S. from the United States Naval Academy.

     WILLIAM M. LEROY has served as a Director of the Company since 1996. In 1993, Mr. LeRoy established the LeRoy Accountancy Corporation, an audit firm specializing in the audits of employee benefit plans. From 1965 to 1993, Mr. LeRoy served in various positions at Ernst & Young LLP an independent accounting firm, in the Chicago, San Jose and San Francisco offices including as audit partner responsible for the financial institution and leasing company practice in northern California. Mr. LeRoy received his M.B.A. from Golden Gate University and his B.S. in Accounting from Northern Illinois University.

     WILLARD H. SMITH, JR. has served as a Director of the Company since 1996. From 1979 through 1995, Mr. Smith was employed at Merrill Lynch, Pierce Fenner & Smith Incorporated ("Merrill Lynch") and served as Managing Director since 1983 in their Equity Capital Markets Division. From 1992 through 1995, Mr. Smith's primary focus was the real estate investment trust industry. His duties as Managing Director at Merrill Lynch included evaluating companies' structure and equity requirements, coordinating the placement of equity offerings with Merrill Lynch's retail and institutional client base, and assessing the market's demand for potential offerings. Mr. Smith is also a Board Member of the Cohen & Steers Realty Shares, Cohen & Steers Realty Income Fund, the Cohen & Steers Total Return Realty Fund, the Cohen & Steers Special Equity Fund, Inc., Cohen & Steers Equity Income Fund, Essex Property Trust, Inc., Highwoods Properties, Inc. and Realty Income Corporation. Prior to joining Merrill Lynch, Mr. Smith worked at
F. Eberstadt & Co. from 1971 to 1979. Mr. Smith received his B.S. in Business Administration, and B.S. in Industrial Engineering from the University of North Dakota in 1959 and 1960, respectively.

     All directors hold office until the next annual meeting of shareholders or until their successors have been elected. Executive officers serve at the discretion of the Board. There are no family relationships between any of the directors or executive officers of the Company.

DIRECTOR COMPENSATION

     Non-employee members of the Board are each paid an annual fee of $10,000 and are reimbursed for their out-of-pocket expenses incurred to attend Board of Directors or Committee meetings. They also receive $1,000 for each Board meeting and $500 for each Committee meeting which they attend in person, and $500 for each Board and Committee meeting held by telephone. Pursuant to the automatic option grant program under the 1996 Plan, each individual who first becomes a non-employee Board member after the effective date of the Plan is eligible to receive an option grant for 5,000 shares of Common Stock at an exercise price per share equal to 100% of the fair market value on the date of grant. In addition, at each annual shareholders meeting, beginning with the 1997 Annual Meeting, each individual who is to continue to serve as a non-employee Board member after the meeting will receive an additional option grant to purchase 1,000 shares of Common Stock whether or not such individual has been in the prior employ of the Company.

INDEMNIFICATION AND LIMITATION OF LIABILITY

     The Company has adopted provisions in its Articles of Incorporation that eliminate the personal liability of its directors for monetary damages arising from a breach of their fiduciary duties in certain circumstances to the fullest extent permitted by law and that authorize the Company to indemnify its directors and officers to the fullest extent permitted by law. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission.

     The Company has entered into indemnification agreements with its directors and certain officers containing provisions which are in some respects broader than the specific indemnification provisions contained in the California Corporation Code. The indemnification agreements may require the Company, among other things, to indemnify such officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from willful misconduct of a culpable nature), to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to obtain directors and officers' insurance if available on reasonable terms.

     At present, there is no pending litigation or proceeding involving a director, officer, employee or agent of the Company where indemnification will be required or permitted. The Company is not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

AUDIT COMMITTEE

     The Audit Committee, whose members are Ross K. Anderson, William M. LeRoy and Willard H. Smith, Jr., meets with the Company's financial management and its independent public accountants to review internal financial information, audit plans and results, and financial reporting procedures.

COMPENSATION COMMITTEE

     The Compensation Committee, whose members are Ross K. Anderson, William M. LeRoy and Willard H. Smith, Jr., reviews and approves the Company's compensation arrangements for senior management and administers the Company's 1996 Plan.

EXECUTIVE COMPENSATION

     The following table provides certain summary information concerning the compensation earned by (i) the Company's Chief Executive Officer and (ii) each of the four other most highly compensated executive officers of the Company serving as such as of the end of the last fiscal year whose total annual salary and bonus exceeded $100,000 for the fiscal year ended December 31, 1996. Such individuals will be hereafter referred to as the "Named Executive Officers."

                           SUMMARY COMPENSATION TABLE

                                                                                           LONG-TERM
                                                                                      COMPENSATION AWARDS
                                                     ANNUAL COMPENSATION              -------------------
                                            -------------------------------------         SECURITIES
                                   FISCAL                           OTHER ANNUAL          UNDERLYING
   NAME AND PRINCIPAL POSITION      YEAR     SALARY       BONUS     COMPENSATION            OPTIONS
---------------------------------  ------   --------     --------   -------------     -------------------
Charles F. Willis, IV               1996    $448,488     $175,000           --                   --
  Chief Executive Officer           1995    $577,704           --           --                   --
William L. McElfresh                1996    $150,833     $ 63,265           --              150,000
  Executive Vice President          1995    $116,000     $134,892           --                   --
John F. Votruba                     1996    $164,956     $ 40,000           --               30,000
  General Counsel (1)               1995    $141,908           --           --                   --
Edwin F. Dibble                     1996    $100,000     $264,615(2)         --              30,000
  Vice President-WASI               1995    $100,000     $ 94,485(2)         --                  --
Steven D. Oldenburg                 1996    $ 94,792     $ 31,000      $23,387(3)            30,000
  Senior Vice President             1995    $ 86,969(4)  $ 30,000           --                   --

---------------

(1) Mr. Votruba resigned from the Company in June of 1997.

(2) Mr. Dibble's bonus is determined as a percentage of pre-tax profits of WASI.

(3) Represents relocation expenses paid by the Company.

(4) Includes $73,995 in consulting fees paid by the Company to Mr. Oldenburg before he became an employee of the Company.

COMPENSATION ARRANGEMENTS AND EMPLOYMENT AGREEMENTS WITH NAMED EXECUTIVE
OFFICERS

     CHARLES F. WILLIS, IV. Mr. Willis' base salary for 1997 will be $250,000 and his maximum bonus will be $350,000.

     WILLIAM L. MCELFRESH. Effective July 1, 1996, Mr. McElfresh signed a five-year employment agreement with the Company. The agreement automatically renews for additional one year terms unless either party gives notice of nonrenewal six months prior to expiration of the current term. Mr. McElfresh's base salary is $150,000 per year, subject to adjustment by the Company's Board of Directors. Mr. McElfresh is entitled to receive bonuses under the Company's Incentive Compensation Plan.

     STEVEN D. OLDENBURG. Effective July 1, 1996, Mr. Oldenburg signed a five-year employment agreement with the Company. The agreement automatically renews for additional one year terms unless either party gives notice of nonrenewal six months prior to expiration of the current term. Mr. Oldenburg's base salary is $150,000 per year, subject to adjustment by the Company's Board of Directors. Mr. Oldenburg is entitled to receive bonuses under the Company's Incentive Compensation Plan. The Company must provide Mr. Oldenburg with at least six months' notice prior to termination of his employment.

     EDWIN F. DIBBLE. Effective January 1, 1997, Mr. Dibble has signed a five-year employment agreement with WASI. The agreement automatically renews for an additional year unless WASI gives notice of termination sixty days prior to the expiration of the employment period. Mr. Dibble's base salary is $100,000 per year, subject to adjustment by WASI's Board of Directors.

INCENTIVE COMPENSATION PLAN

     The Company has established an incentive compensation plan for executive officers, certain independent contractors and sales personnel (the "Incentive Compensation Plan"). This plan became effective as of July 1, 1996 and generally provides for payments expressed as a percentage of a participant's base compensation upon achievement of pre-agreed financial and qualitative objectives. The bonus percentages are established annually by the Compensation Committee of the Board of Directors. Bonuses can be tiered depending upon individual, profit center and Company performance. Generally, performance criteria are based on achievements of annual budgets, return on equity and assets and, to a lesser degree, on subjective evaluations of performance and individual relative contribution to the Company's goals and objectives. A portion of any bonus over a specific amount will be paid out by the Company over a one year period and is subject to forfeiture if the participant terminates his relationship with the Company prior to the scheduled payment date.

1996 STOCK OPTION/STOCK ISSUANCE PLAN

     The Company's 1996 Plan was adopted by the Board of Directors on June 21, 1996. 525,000 shares of Common Stock have been authorized for issuance under the 1996 Plan.

     The 1996 Plan is divided into three separate components: (i) the Discretionary Option Grant Program under which eligible individuals may, at the discretion of the Plan Administrator, be granted options to purchase shares of Common Stock at an exercise price not less than 100% of their fair market value on the grant date, (ii) the Stock Issuance Program under which such individuals may, in the Plan Administrator's discretion, be issued shares of Common Stock directly, through the purchase of such shares at an exercise price equal to 100% of their fair market value at the time of issuance or as a bonus tied to the performance of services and (iii) the Automatic Option Grant Program under which option grants will automatically be made at periodic intervals to eligible non-employee Board members to purchase shares of Common Stock at an exercise price equal to 100% of their fair market value on the grant date.

     The Discretionary Option Grant Program and the Stock Issuance Program are administered by the Compensation Committee. The Compensation Committee as Plan Administrator has complete discretion to determine which eligible individuals are to receive option grants or stock issuances, the time or times when such option grants or stock issuances are to be made, the number of shares subject to each such grant or issuance, the status of any granted option as either an incentive stock option or a non-statutory stock option under the Federal tax laws, the vesting schedule to be in effect for the option grant or stock issuance and the maximum term for which any granted option is to remain outstanding. However, in no event may any one participant in the 1996 Plan receive option grants or direct stock issuances for more than 250,000 shares per calendar year.

     In the event that the Company is acquired by merger or asset sale, each outstanding option under the Discretionary Option Grant Program, which is not to be assumed or replaced by the successor corporation, will automatically accelerate in full, and all unvested shares under the Stock Issuance Program will immediately vest, except to the extent the Company's repurchase rights with respect to those shares are to be assigned to the successor corporation. The Plan Administrator has the authority under the Discretionary Option Grant and Stock Issuance Programs to grant options and to structure repurchase rights so that the shares subject to those options or repurchase rights will automatically vest in the event of a change in control of the Company effected by a successful tender offer for more than 50% of the outstanding voting stock or by proxy contest for the election of Board members. The Plan Administrator also has the authority to provide for automatic vesting of options and unvested shares upon the individual's service being terminated, whether involuntarily or through a resignation for good reason, within twelve (12) months following either a merger or asset sale or a change in control.

     Stock appreciation rights are authorized for issuance under the Discretionary Option Grant Program which provide the holders with the election to surrender their outstanding options for an appreciation distribution from the Company equal to the excess of (i) the fair market value of the vested shares of Common Stock subject to the surrendered option over (ii) the aggregate exercise price payable for such shares. Such appreciation distribution may be made in cash or in shares of Common Stock. The Plan

Administrator also has discretion to issue limited stock appreciation rights under the Discretionary Option Grant Program to certain officers and directors of the Company which will provide the holders with the election, upon the successful completion of a hostile tender offer for more than 50% of the Company's outstanding voting securities, to surrender their outstanding options for a cash distribution from the Company in an amount per surrendered option share equal to the excess of (i) the highest reported price per share paid in effecting the take-over (ii) the option exercise price payable per share.

     The Plan Administrator has the authority to effect the cancellation of outstanding options under the Discretionary Option Grant Program in return for the grant of new options for the same or different number of option shares with an exercise price per share based upon the fair market value of the Common Stock on the new grant date.

     Under the Automatic Option Grant Program, each individual who becomes a non-employee Board member after the effective date of the Plan will receive an option grant on such date for 5,000 shares of Common Stock exercisable at an exercise price per share equal to 100% of the fair market value on the date of grant, provided such individual has not otherwise been in the prior employ of the Company. In addition, at each annual shareholders meeting, beginning with the 1997 Annual Meeting, each individual who is to continue to serve as a non-employee Board member after the meeting will receive an additional option grant to purchase 1,000 shares of Common Stock whether or not such individual has been in the prior employ of the Company.

     Each automatic grant will have a term of 10 years, subject to earlier termination following the optionee's cessation of Board service. Each automatic option will be immediately exercisable; however, any shares purchased upon exercise of the option will be subject to repurchase should the optionee's service as a non-employee Board member cease prior to vesting in the shares. The initial 5,000-share grant will vest in four equal and successive annual installments over the optionee's period of Board service. Each additional 1,000-share grant will vest upon the optionee's completion of one year of Board service measured from the grant date. However, each outstanding option will immediately vest upon (i) certain changes in the ownership or control of the Company or (ii) the death or disability of the optionee while serving as a Board member.

     The Board may amend or modify the 1996 Plan at any time. The 1996 Plan will terminate on June 20, 2006, unless sooner terminated by the Board.

     The following table sets forth information concerning the stock options granted by the Company during the 1996 fiscal year to the Named Executive Officers. No stock appreciation rights were granted during the 1996 fiscal year to the Named Executive Officers.

                       OPTIONS GRANTS IN 1996 FISCAL YEAR

                                                                                        POTENTIAL
                                                                                    REALIZABLE VALUE
                                                                                       AT ASSUMED
                                        PERCENT OF                                   ANNUAL RATES OF
                             NUMBER       TOTAL                                           STOCK
                               OF        OPTIONS                                   PRICE APPRECIATION
                            SECURITIES   GRANTED       EXERCISE                            FOR
                            UNDERLYING  EMPLOYEES       OR BASE                      OPTION TERM(1)
                            OPTIONS     IN FISCAL      PRICE PER     EXPIRATION  -----------------------
          NAME              GRANTED     YEAR 1996      SHARE (2)       DATE         5%           10%
------------------------    --------    ----------     ---------     --------    --------     ----------
Charles F. Willis, IV...          --         NA             NA             NA    $     --     $       --
William L. McElfresh....     150,000       47.6%         $8.00        9/16/06     754,673      1,912,491
John F. Votruba.........      30,000        9.5%         $8.00        9/16/06     150,935        382,498
Edwin F. Dibble.........      30,000        9.5%         $8.00        9/16/06     150,935        382,498
Steven D. Oldenburg.....      30,000        9.5%         $8.00        9/16/06     150,935        382,498

---------------

(1) There is no assurance provided to the option holder or any other holder of the Company's securities that the actual stock price appreciation over the 10-year option term will be at the 5% and 10% assumed annual rates of compounded stock price appreciation.

(2) The exercise price may be paid in cash, in shares of Common Stock valued at fair market value on the exercise date or through a cashless exercise procedure involving a same-day sale of the purchased shares. The Company may also finance the option exercise by loaning the optionee sufficient funds to pay the exercise price for the purchased shares and the Federal and state income and employment tax liability incurred by the optionee in connection with such exercise.

     The following table sets forth certain information with respect to the Named Executive Officers concerning shares of the Company's Common Stock subject to exercisable and unexercisable stock options which the Named Executive Officers held at the end of the 1996 fiscal year. No options or SARs were exercised by any Named Executive Officer during the 1996 fiscal year. Except to the extent of any limited stock appreciation rights awarded in connection with outstanding options, none of the Named Executive Officers held any stock appreciation rights at the end of that fiscal year.

                                                              FISCAL YEAR-END OPTION VALUES
                                             ---------------------------------------------------------------
                                                 NUMBER OF SECURITIES              VALUE OF UNEXERCISED
                                                UNDERLYING UNEXERCISED            IN-THE-MONEY OPTIONS AT
                                              OPTIONS AT FISCAL YEAR-END            FISCAL YEAR-END(1)
                                             -----------------------------     -----------------------------
                  NAME                       EXERCISABLE     UNEXERCISABLE     EXERCISABLE     UNEXERCISABLE
-----------------------------------------    -----------     -------------     -----------     -------------
Charles F. Willis, IV....................             --                --      $      --        $      --
William L. McElfresh.....................         37,500           112,500        182,813          548,438
John F. Votruba..........................          7,500            22,500         36,563          109,688
Edwin F. Dibble..........................          7,500            22,500         36,563          109,688
Steven D. Oldenburg......................          7,500            22,500         36,563          109,688

---------------

(1) Based on the fair market value of the shares at the end of the 1996 fiscal year ($12.875 per share) less the option exercise price payable for those shares.

     As of September 30, 1997, 453,500 options have been awarded (15,000 of which have been exercised) and 71,500 shares of Common Stock were reserved for issuance under the 1996 Plan.

EMPLOYEE STOCK PURCHASE PLAN

     The Company's Employee Stock Purchase Plan (the "Purchase Plan") was adopted by the Board of Directors on June 21, 1996. The Purchase Plan is designed to allow eligible employees of the Company and participating subsidiaries to purchase shares of Common Stock, at semi-annual intervals, through their periodic payroll deductions under the Purchase Plan, and a reserve of 75,000 shares of Common Stock was established for this purpose.

     Individuals who are eligible employees on the start date of any offering period may enter the Purchase Plan on that start date or on any subsequent semi-annual entry date (the first business day of February and August each year). Individuals who first become eligible employees after the start date of the offering period may join the Purchase Plan on any subsequent semi-annual entry date within that period.

     Payroll deductions may not exceed 10% of base salary, and the accumulated payroll deductions of each participant will be applied to the purchase of shares on his or her behalf on each semi-annual purchase date (the last business day in January and July) at a purchase price per share equal to eighty-five percent (85%) of the lower of (i) the fair market value of the Common Stock on the participant's entry date into the offering period or (ii) the fair market value on the semi-annual purchase date. In no event, however, may any participant purchase more than 500 shares on any one semi-annual purchase date.

     The Purchase Plan will terminate on the earlier of (i) the last business day of July 2006, (ii) an earlier date determined by the Board or (iii) the date all shares available for issuance have been sold.

     As of September 30, 1997, 10,527 shares of Common Stock had been issued by the Company as a result of employee stock purchases under the Purchase Plan and 64,473 shares of Common Stock remain reserved for issuance under the Purchase Plan.

                              CERTAIN TRANSACTIONS

     Related Party Transactions. In September 1993, the Company entered into a management agreement with T-4 Inc. ("T-4"), an entity owned by Mr. Willis, to provide administrative and management services for the relative cost of such services. For the years ended December 31, 1994 and 1995, the Company recognized $120,000 and $30,000 in management fee income under this agreement. At December 31, 1995, the Company wrote off its $30,000 receivable. Effective July 1, 1996, the Company purchased T-4 for a nominal cash amount.

     Loans to Shareholder. During 1994 and 1995, the Company made loans totaling $19,600 and $165,635, respectively, to Mr. Willis. Between January 1, 1996 and July 31, 1996 the Company made loans totaling $265,478 to Mr. Willis. The outstanding balance on loans from the Company to Mr. Willis was $373,845 as of December 31, 1994, $481,789 as of December 31, 1995 and $743,731 as of July 31,
1996. Of such loans, $10,000 were represented by a promissory note that bears interest at 8% per annum. The remainder of such loans are non-interest bearing. Immediately prior to the consummation of the Initial Public Offering, the Company declared a cash dividend to Mr. Willis in the amount of approximately $951,475 in order to facilitate the repayment in full of the loans described above and to pay related income tax liabilities.

     Contribution of Minority Interest in WASI. Upon consummation of the Initial Public Offering, Mr. Dibble, Vice President of WASI, together with his wife, contributed all of the shares owned by them in WASI (approximately a 20% interest) to the Company in exchange for 16,136 shares of Common Stock of the Company. The number of shares of Common Stock was determined by dividing $129,091 by the initial price to the public in the Initial Public Offering. The Company believes that this method of valuation was no less favorable to the Company than would otherwise have been received in a similar transaction with an unaffiliated third party.

     Any future transactions between the Company and its officers, directors, and affiliates will be on terms no less favorable to the Company than can be obtained from unaffiliated third parties. Such transactions with such persons will be subject to approval by a majority of the Company's outside directors or will be consistent with policies approved by such outside directors.

                             PRINCIPAL SHAREHOLDERS

     The following table sets forth information regarding the beneficial ownership of the Company's Common Stock as of September 30, 1997 by: (i) each person who is known to the Company to own beneficially more than five percent of the outstanding shares of the Company's Common Stock; (ii) each director; (iii) each officer listed on the Summary Compensation Table; and (iv) all directors and executive officers as a group.

                                                                     COMMON STOCK
                                                     ---------------------------------------------
                                                                   PERCENTAGE OF     PERCENTAGE OF
                                                                   CLASS BEFORE       CLASS AFTER
        NAME AND ADDRESS OF BENEFICIAL OWNER(1)       SHARES         OFFERING          OFFERING
    -----------------------------------------------  ---------     -------------     -------------
    Charles F. Willis, IV(2).......................  3,060,657(3)       56.1%             44.0%
    William L. McElfresh(2)........................     77,939           1.4               1.1
    Steven D. Oldenburg(2).........................     15,849         *                 *
    Edwin F. Dibble(2)(4)..........................     37,760         *                 *
    Ross K. Anderson(2)............................      7,000         *                 *
    William M. LeRoy(2)............................      6,000         *                 *
    Willard H. Smith, Jr.(2).......................      7,000         *                 *
    All directors and executive officers as a group
      (11 persons).................................  3,244,205          59.5%             46.7%

---------------

 *  Less than one percent

(1) Except as indicated in the footnotes to this table, the shareholders named in the table are known to the Company to have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them, subject to community property laws where applicable. The number of shares beneficially owned includes Common Stock of which such individual has the right to acquire beneficial ownership either currently or within 60 days after September 30, 1997 including, but not limited to, shares beneficially owned upon the exercise of an option.

(2) The mailing address for each individual is c/o Willis Lease Finance Corporation, 180 Harbor Drive, Suite 200, Sausalito, CA 94965.

(3) All of the 3,060,657 shares are held by CFW Partners, LP., a California Limited Partnership of which Charles F. Willis, IV holds a one percent (1%) interest as the sole general partner and of which he holds an eighty percent (80%) interest as a limited partner. A trust for the benefit of Mr. Willis' son holds the remaining nineteen percent (19%) interest as a limited partner.

(4) 16,136 of the shares were received in exchange for a minority interest in WASI, and are held by Mr. Dibble and his wife.

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of 20,000,000 shares of Common Stock, no par value, and 5,000,000 shares of Preferred Stock, no par value. After giving effect to the Offering, there will be 6,952,320 shares of Common Stock outstanding. No shares of the Company's Preferred Stock will be outstanding upon consummation of the Offering.

COMMON STOCK

     Subject to the rights of the holders of any Preferred Stock which may be outstanding, each holder of Common Stock on the applicable record date is entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor, and, in the event of liquidation, to share pro rata in any distribution of the Company's assets after payment or providing for the payment of liabilities and the liquidation preference of any outstanding Preferred Stock. Each holder of Common Stock is entitled to one vote for each share held of record on the applicable record date on all matters presented to a vote of shareholders. Holders of Common Stock have no preemptive rights to purchase or subscribe for any stock or other securities and there are no conversion rights or redemption or sinking fund provisions with respect to such Common Stock. All outstanding shares of Common Stock are, and the shares of Common Stock offered hereby will be when issued, fully paid and nonassessable.

PREFERRED STOCK

     The Company is authorized to issue 5,000,000 shares of Preferred Stock in one or more series, and to designate the rights, preferences, limitations, restrictions of and upon shares of each series, including voting, redemption and conversion rights. The Board of Directors may also designate dividend rights and preferences in liquidation. It is not possible to state the effect of the authorization and issuance of any series of Preferred Stock upon the rights of holders of Common Stock until the Board of Directors determines the specific terms, rights and preferences of such a series of Preferred Stock. However, such effects might include, among other things, restricting dividends on the Common Stock, diluting the voting power of the Common Stock or impairing the liquidation rights of such shares without further action by holders of Common Stock. In addition, under certain circumstances, the issuance of Preferred Stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of the Company's securities or the removal of incumbent management, which could thereby depress the market price of the Company's Common Stock. At present, the Company has no plans to issue any shares of Preferred Stock.

CERTAIN ANTI-TAKEOVER PROVISIONS

     Certain provisions of law, and the Company's Articles of Incorporation and Bylaws could make more difficult the acquisition of the Company by means of a tender offer, a proxy contest or otherwise, and the removal of incumbent officers and directors. These provisions include authorization of the issuance of up to 5,000,000 shares of Preferred Stock, with such characteristics that may render it more difficult or tend to discourage a merger, tender offer or proxy contest, as described in "Preferred Stock" above. The Company's Articles of Incorporation also provide that, for as long as the Company has a class of stock registered pursuant to the Exchange Act, shareholder action can be taken only at an annual or special meeting of shareholders and may not be taken by written consent. The Company's Bylaws also limit the ability of shareholders to raise matters at a meeting of shareholders without giving advance notice. In addition, cumulative voting has been eliminated. These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids, and to encourage persons seeking to acquire control of the Company to negotiate first with the Company. The Company believes that the benefits of increased protection of the Company's potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure the Company, outweigh the disadvantages of discouraging such proposals because, among other things, negotiation of such proposals could result in an improvement of their terms.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar of the Common Stock is American Stock Transfer & Trust Company.

                                  UNDERWRITING

     Under the terms of, and subject to the conditions in, the Underwriting Agreement, the form of which is filed as an exhibit to the Registration Statement of which this Prospectus forms a part, the Underwriters named below, for whom Lehman Brothers Inc. and Dain Bosworth Incorporated are acting as representatives (the "Representatives"), have severally agreed to purchase from the Company, and the Company has agreed to sell to each Underwriter, the aggregate number of shares of Common Stock set forth opposite the name of each such Underwriter below:

                                                                            NUMBER OF
                                        UNDERWRITERS                         SHARES
                                                                            ---------
        Lehman Brothers Inc...............................................
        Dain Bosworth Incorporated........................................
                                                                            ---------
                  Total...................................................  1,500,000
                                                                            =========

     The Underwriting Agreement provides that the obligations of the Underwriters to purchase shares of Common Stock are subject to certain conditions, and that if any of the foregoing shares of Common Stock are purchased by the Underwriters pursuant to the Underwriting Agreement, all the shares of Common Stock agreed to be purchased by the Underwriters must be so purchased.

     The Company has been advised that the Underwriters propose to offer the shares of Common Stock directly to the public at the public offering price set forth on the cover page of this Prospectus, and to certain selected dealers (who may include the Underwriters) at such public offering price less a selling
concession not in excess of $          per share. The selected dealers may
reallow a concession not in excess of $          per share to certain brokers
and dealers. After the public offering, the offering price, the concession to selected dealers and the reallowance may be changed by the Representatives.

     The Company has agreed in the Underwriting Agreement to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act") and to contribute to payments that the Underwriters may be required to make in respect thereof.

     The Company has granted to the Underwriters a 30-day option to purchase up to an additional 225,000 shares of Common Stock, on the same terms and conditions as set forth above to cover over-allotments, if any. To the extent that the option is exercised, each Underwriter will be committed, subject to certain conditions, to purchase a number of the additional shares of Common Stock proportionate to such Underwriter's initial commitment as indicated in the preceding table.

     CFW Partners and all the directors and executive officers of the Company have agreed that they will not, subject to certain limited exceptions, directly or indirectly, offer, sell or otherwise dispose of any shares of Common Stock or any securities convertible into or exchangeable or exercisable for any such shares for a period of 90 days after the effective date of the Offering without the prior written consent of Lehman Brothers Inc. In addition, the Company has agreed that it will not, subject to certain limited exceptions, directly or indirectly, offer, sell or otherwise dispose of any shares of Common Stock or any securities convertible into or exchangeable for such shares without the prior written consent of Lehman Brothers Inc. for 90 days after the effective date of the Offering.

     Until the distribution of the Common Stock is completed, rules of the Commission may limit the ability of the Underwriters and certain selling group members to bid for and purchase shares of Common Stock. As an exception to these rules, the Representatives are permitted to engage in certain transactions that stabilize the price of the Common Stock. Such transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Stock.

     In addition, if the Representatives over-allot (i.e., if they sell more shares of Common Stock than are set forth on the cover page of this Prospectus), and thereby create a short position in the Common Stock in connection with the Offering, the Representatives may reduce that short position by purchasing Common Stock in the open market. The Representatives also may elect to reduce any short position by exercising all or part of the over-allotment option described herein.

     In general, purchases of a security for the purpose of stabilization or to reduce a syndicate short position could cause the price of the security to be higher than it might otherwise be in the absence of such purchases.

     Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, neither the Company nor any of the Underwriters makes any representation that the Representatives will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

     Dain Bosworth Incorporated holds a warrant to acquire 50,000 shares of Common Stock exercisable at a price of $10.40 per share. The warrant was acquired in connection with the participation by Dain Bosworth Incorporated in the Initial Public Offering.

                                 LEGAL MATTERS

     The validity of the securities offered hereby will be passed upon for the Company by Gibson, Dunn & Crutcher LLP, San Francisco, California. Certain legal matters in connection with the sale of the securities offered hereby will be passed upon for the Underwriters by O'Melveny & Myers LLP, Los Angeles, California. An attorney with Gibson, Dunn & Crutcher LLP participating in the preparation of this Prospectus beneficially owns shares of Common Stock, in an amount less than 0.1% of the outstanding Common Stock of the Company, which was purchased after the Initial Public Offering in an open market transaction.

                                    EXPERTS

     The Consolidated Financial Statements as of December 31, 1995 and December 31, 1996 and for each of the years in the three-year period ended December 31, 1996 have been included herein and in the registration statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     The Company is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company can be inspected without charge at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices located at Northwest Atrium Center, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661, and 7 World Trade Center, New York, New York 10048 and may be copied at prescribed rates. The Commission also maintains a site on the World Wide Web that contains reports, proxy and information statements and other information regarding the Company. The address for this site is: http://www.sec.gov.

     The Company has filed with the Commission a Registration Statement on Form S-1 under the Securities Act (together with all amendments and exhibits thereto, the "Registration Statement") with respect to the securities offered hereby. This Prospectus, filed as part of such Registration Statement, does not contain all of the information set forth in the Registration Statement, certain portions of which have been omitted in accordance with the rules and regulations of the Commission. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete and are qualified in their entirety by reference to each such contract, agreement or other document which is filed as an exhibit to the Registration Statement. The Registration Statement may be inspected without charge at the Commission's principal office in Washington, D.C. or at the Commission's Regional Offices described above, and copies of such materials can be obtained from the Commission's Public Reference Section referred to above at prescribed rates.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
Consolidated Balance Sheet as of September 30, 1997 (unaudited).......................   F-2
Consolidated Statements of Income for the nine months ended September 30, 1997 and the
  nine months ended September 30, 1996 (unaudited)....................................   F-3
Consolidated Statements of Shareholders' Equity for the nine months ended September
  30, 1997 (unaudited)................................................................   F-4
Consolidated Statements of Cash Flows for the nine months ended September 30, 1997 and
  September 30, 1996 (unaudited)......................................................   F-5
Notes to Unaudited Consolidated Financial Statements..................................   F-6
Report of Independent Accountants dated March 6, 1997.................................   F-8
Consolidated Balance Sheets as of December 31, 1996 and December 31, 1995.............   F-9
Consolidated Statements of Income for the years ended December 31, 1996, December 31,
  1995 and December 31, 1994..........................................................  F-10
Consolidated Statements of Shareholders' Equity for the years ended December 31, 1996,
  December 31, 1995 and December 31, 1994.............................................  F-11
Consolidated Statements of Cash Flows for the years ended December 31, 1996, December
  31, 1995 and December 31, 1994......................................................  F-12
Notes to Consolidated Financial Statements............................................  F-13

               WILLIS LEASE FINANCE CORPORATION AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET

                                     ASSETS

                                                                              SEPTEMBER 30, 1997
                                                                              ------------------
                                                                                 (UNAUDITED)
Cash and cash equivalents...................................................     $  6,603,045
Deposits....................................................................       14,220,403
Equipment held for operating lease, less accumulated depreciation of
  $17,088,008 at September 30, 1997.........................................      125,924,782
Net investment in direct finance lease......................................        9,961,033
Property, equipment and furnishings, less accumulated depreciation of
  $240,275 at September 30, 1997............................................          507,638
Spare parts inventory.......................................................        9,569,416
Maintenance billings receivable.............................................        1,078,400
Operating lease rentals receivable..........................................          108,712
Receivables from spare parts sales..........................................        3,342,133
Other receivables...........................................................           82,304
Other assets................................................................        1,620,590
                                                                                 ------------
          Total assets......................................................     $173,018,456
                                                                                 ============

                              LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities:
  Accounts payable and accrued expenses.....................................     $  2,144,727
  Salaries and commissions payable..........................................          909,982
  Deferred income taxes.....................................................        8,980,369
  Deferred gain.............................................................          189,902
  Notes payable and accrued interest........................................      105,224,643
  Capital lease obligation..................................................        2,837,703
  Residual share payable....................................................        1,797,404
  Maintenance deposits......................................................       17,925,155
  Security deposits.........................................................        2,480,392
  Unearned lease revenue....................................................        1,364,679
                                                                                 ------------
          Total liabilities.................................................      143,854,956
Shareholders' equity:
  Common stock, no par value. Authorized 20,000,000 shares; 5,452,320 issued
     and outstanding at September 30, 1997..................................       16,276,933
  Retained earnings.........................................................       12,886,567
                                                                                 ------------
          Total shareholders' equity........................................       29,163,500
                                                                                 ------------
          Total liabilities and shareholders' equity........................     $173,018,456
                                                                                 ============

   See accompanying notes to the unaudited consolidated financial statements.

               WILLIS LEASE FINANCE CORPORATION AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

                                                                         NINE MONTHS ENDED
                                                                           SEPTEMBER 30,
                                                                    ---------------------------
                                                                       1997            1996
                                                                    -----------     -----------
                                                                            (UNAUDITED)
REVENUE:
  Operating lease revenue.........................................  $13,481,032     $10,379,013
  Finance lease revenue...........................................      222,763              --
  Gain on sale of leased equipment................................    1,333,448              --
  Spare part sales................................................   11,459,311       3,303,123
  Sale of equipment acquired for resale...........................   12,747,840       9,605,315
  Interest and other income.......................................      543,660         196,702
                                                                    -----------     -----------
          Total revenue...........................................   39,788,054      23,484,153
EXPENSES:
  Interest expense................................................    5,225,603       3,371,351
  Depreciation expense............................................    2,995,121       2,512,585
  Residual share..................................................      598,125         535,795
  Cost of spare part sales........................................    7,751,179       1,603,609
  Cost of equipment acquired for resale...........................   10,671,668       8,551,229
  General and administrative......................................    6,358,000       3,434,216
                                                                    -----------     -----------
          Total expenses..........................................   33,599,696      20,008,785
Income before income taxes, minority interest and extraordinary
  item............................................................    6,188,358       3,475,368
Income taxes......................................................   (2,456,283)     (1,394,943)
                                                                    -----------     -----------
Income before minority interest and extraordinary item............    3,732,075       2,080,425
Less: minority interest in net income of subsidiary...............           --         (79,053)
                                                                    -----------     -----------
Income before extraordinary item..................................    3,732,075       2,001,372
Extraordinary item less applicable income taxes...................    2,007,929              --
                                                                    -----------     -----------
          Net income..............................................  $ 5,740,004     $ 2,001,372
                                                                    ===========     ===========
Earnings per common share:
Income before extraordinary item..................................        $0.65           $0.62
Extraordinary item................................................         0.36              --
                                                                    -----------     -----------
          Net income..............................................        $1.01           $0.62
                                                                    ===========     ===========
Weighted average number of shares outstanding.....................    5,708,569       3,215,148

   See accompanying notes to the unaudited consolidated financial statements.

               WILLIS LEASE FINANCE CORPORATION AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                      NINE MONTHS ENDED SEPTEMBER 30, 1997
                                  (UNAUDITED)

                                              ISSUED AND
                                             OUTSTANDING                                    TOTAL
                                              SHARES OF       COMMON       RETAINED     SHAREHOLDERS'
                                             COMMON STOCK      STOCK       EARNINGS        EQUITY
                                             ------------   -----------   -----------   -------------
Balances at December 31, 1996..............    5,426,793    $16,055,689   $ 7,146,563    $ 23,202,252
Shares issued..............................       25,527        221,244            --         221,244
Net income.................................           --             --     5,740,004       5,740,004
                                               ---------    -----------   -----------     -----------
Balances at September 30, 1997
  (unaudited)..............................    5,452,320    $16,276,933   $12,886,567    $ 29,163,500
                                               =========    ===========   ===========     ===========

     See accompanying notes to unaudited consolidated financial statements.

               WILLIS LEASE FINANCE CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                       NINE MONTHS ENDED
                                                                         SEPTEMBER 30,
                                                                 ------------------------------
                                                                     1997              1996
                                                                 ------------       -----------
                                                                          (UNAUDITED)
Cash flows from operating activities:
  Net income...................................................  $  5,740,004       $ 2,001,372
  Adjustments to reconcile net income to net cash provided by operating activities:
  Depreciation of equipment held for lease.....................     2,905,016         2,460,703
  Depreciation of property, equipment and furnishings..........        90,105            51,882
  (Gain) loss on sale of property, equipment and furnishings...       (45,122)            5,700
  Gain on sale of leased equipment.............................    (1,333,448)               --
  Increase in residual share payable...........................       598,125           535,795
  Minority interest in net income of subsidiary................            --           (84,774)
Changes in assets and liabilities:
  (Increase) decrease in deposits..............................      (620,199)          246,955
  Increase in spare parts inventory............................    (5,511,768)         (681,650)
  Increase in receivables......................................    (1,414,577)         (771,175)
  Increase in other assets.....................................      (667,171)       (1,281,508)
  (Decrease) increase in accounts payable and accrued
     expenses..................................................      (608,914)        5,198,453
  Increase in salaries and commission payable..................       371,324           163,544
  Increase in deferred income taxes............................     3,030,693         1,387,088
  Decrease in deferred gain....................................       (19,872)               --
  (Decrease) increase in accrued interest......................      (364,270)           25,045
  Increase in maintenance deposits.............................     6,244,630           952,088
  Increase in security deposits................................       501,887           619,188
  Increase (decrease) in unearned lease revenue................        90,410           (95,785)
                                                                  -----------       -----------
  Net cash provided by operating activities....................     8,986,853        10,732,921
Cash flows from investing activities:
  Proceeds from sale of equipment held for operating lease (net
     of selling expenses)......................................    12,083,807           997,350
  Proceeds from sale of property, equipment and furnishings
     ..........................................................        80,500            28,200
  Purchase of equipment held for operating lease...............   (43,487,728)       (4,121,670)
  Purchase of property, equipment and furnishings..............      (174,341)         (236,558)
  Investment in direct finance lease...........................   (10,095,000)               --
  Principal payments received on direct finance lease..........       133,967                --
                                                                  -----------       -----------
  Net cash used in investing activities........................   (41,458,795)       (3,332,678)
Cash flows from financing activities:
  Repayments from shareholder, net.............................            --           476,204
  Proceeds from issuance of notes payable......................   104,038,706         2,484,467
  Proceeds from issuance of common stock.......................       221,244        13,949,759
  Principal payments on notes payable..........................   (71,635,450)       (9,945,597)
  Cash dividends paid on common stock..........................            --          (500,000)
  Principal payments on capital lease obligation...............      (122,754)               --
                                                                  -----------       -----------
Net cash provided by financing activities......................    32,501,746         6,464,833
Increase in cash and cash equivalents..........................        29,804        13,865,076
Cash and cash equivalents at beginning of period...............     6,573,241           815,649
                                                                  -----------       -----------
Cash and cash equivalents at end of period.....................  $  6,603,045       $14,680,725
                                                                  ===========       ===========

   See accompanying notes to the unaudited consolidated financial statements.

                        WILLIS LEASE FINANCE CORPORATION

              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(1) BASIS OF PRESENTATION

     The accompanying unaudited consolidated financial statements of Willis Lease Finance Corporation and its subsidiaries (the "Company") have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. Pursuant to such rules and regulations, certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. The accompanying unaudited interim financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto included elsewhere in this Prospectus, together with "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     In the opinion of management, the accompanying unaudited consolidated financial statements contain all adjustments (consisting of only normal and recurring adjustments) necessary to present fairly the financial position of the Company as of September 30, 1997, and the results of its operations for the nine month periods ended September 30, 1997 and 1996 and its cash flows for the nine month periods ended September 30, 1997 and 1996. The results of operations and cash flows for the nine month period ended September 30, 1997, are not necessarily indicative of the results of operations or cash flows which may be reported for the remainder of 1997.

(2) MANAGEMENT ESTIMATES

     The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

     During the quarter ended September 30, 1997, the Company recorded an allowance for estimated returns of spare parts based on recent experience. Such returns occur in the ordinary course of the Company's business.

(3) SHARES ISSUED

     The Company's Employee Stock Purchase Plan (the "Purchase Plan") was adopted by the Board of Directors on June 21, 1996, and filed with the Securities and Exchange Commission on November 1, 1996. The Purchase Plan is designed to allow eligible employees of the Company and participating subsidiaries to purchase shares of Common Stock, at semi-annual intervals, through their periodic payroll deduction under the Purchase Plan. The purchase price is the lesser of 85% of the market price of the Common Stock at the beginning of each purchase interval or 85% of the market price of the Common Stock at the end of each purchase interval. A reserve of 75,000 shares of Common Stock has been established for this purpose. During the nine month period ended September 30, 1997, the Company issued 10,527 shares of Common Stock as a result of employee stock purchases under the Purchase Plan.

     Under the 1996 Stock Option/Stock Issuance Plan, 525,000 shares of the Company's Common Stock were set aside to provide eligible persons with the opportunity to acquire a proprietary interest in the Company. During the nine month period ended September 30, 1997, 15,000 stock options were exercised in connection with this agreement.

(4) FINANCING

     In February 1997, the Company obtained a new loan agreement for $41.5 million to replace an existing loan of $44.2 million. The transaction resulted in an extraordinary gain of $2 million or $0.36 per weighted

                        WILLIS LEASE FINANCE CORPORATION
average share, net of tax. The new facility bears interest at LIBOR plus 2.5% and matures in February, 1998. At that time, the Company has the option to extend the facility for an additional six years.

     In June 1997, the Company obtained a $15 million revolving credit facility to finance the acquisition of engines and high-value spare parts for sale or lease. In July 1997, the Company increased this facility to $30 million. This facility, which expires on June 12, 1998, bears interest at prime plus 50 basis points and may be renewed annually.

(5) SUBSEQUENT EVENT

     On October 5, 1997, Western Pacific Airlines, Inc., a domestic lessee of three engines with a combined net book value of $8.7 million filed a petition under Chapter 11 of the Bankruptcy Code in the District of Colorado. Western Pacific has 60 days from October 5, 1997, to agree to perform its obligations and to cure any defaults under its leases with the Company. Although the Company has not received any payments from Western Pacific in October 1997, the Company has security deposits and prepaid rents totaling $284,500 relating to these engines. At this time, the Company does not anticipate that the bankruptcy will have a material adverse effect on the Company's financial position or results of operations.

(6) EARNINGS PER SHARE

     For the purposes of calculating earnings per share, weighted average shares outstanding includes the effect, if any, of outstanding options and warrants.

(7) COMMITMENTS

     In June 1997, the Company committed to purchase nine aircraft engines. The Company is obligated to purchase these engines by December 31, 1997. The agreement provides that, to the extent that a purchased engine will be overhauled by the seller, the payment of both the purchase price and the cost of the overhauled engine will be deferred until the engine is overhauled and delivered to the Company. It is not known at this time how many engines will be overhauled. As of September 30, 1997, three of the nine engines subject to this agreement have been purchased.

     The Company has entered into commitments for the purchase of an aircraft for disassembly by WASI, the purchase of two engines for the lease portfolio and the purchase of three commuter aircraft with three spare engines for the lease portfolio. The aggregate purchase price for these assets is $19.9 million and as of September 30, 1997, deposits of $310,000 have been made in connection with these purchases. The Company has arranged financing for one engine and is in the process of arranging financing for the other purchases.

(8) NEW ACCOUNTING PRONOUNCEMENT

     In February 1997, the Financial Accounting Standards Board issued SFAS No. 128, "Earnings per Share" which requires the Company to replace its presentation of primary earnings per share with a presentation of basic earnings per share and requires dual presentation of basic and diluted earnings per share on the face of the income statement. The principal difference between primary earnings per share under current accounting standards and basic earnings per share under the new statement is that basic earnings per share does not consider common stock equivalents such as stock options and warrants. Diluted earnings per share under the new Statement will include potential dilution of convertible securities, stock options and warrants. The Statement is effective for the Company's third quarter of 1997 and requires restatement of all prior periods presented under the new Statement. Basic earnings per share under the new Statement would have been $1.05 and $.62 for the nine months ended September 30, 1997 and 1996. Diluted earnings per share under the new Statement would have been $1.03 and $.62 for the nine months ended September 30, 1997 and 1996.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
of Willis Lease Finance Corporation and Subsidiaries

     We have audited the accompanying consolidated balance sheets of Willis Lease Finance Corporation and subsidiaries (formerly Charles F. Willis Company) (the "Company") as listed in the accompanying index. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We have conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Willis Lease Finance Corporation and subsidiaries (formerly Charles F. Willis Company) as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.

     As discussed in Note 1 to the Consolidated Financial Statements, the Company changed its method of computing depreciation in 1995.

                                          KPMG PEAT MARWICK LLP

San Francisco, California
March 6, 1997

               WILLIS LEASE FINANCE CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                     ASSETS

                                                                       AS OF DECEMBER 31,
                                                                  -----------------------------
                                                                      1996             1995
                                                                  ------------     ------------
Cash and cash equivalents.......................................  $  6,573,241     $    815,649
Deposits........................................................    13,600,204       11,320,617
Aircraft engines held for operating lease, less accumulated
  depreciation of $16,372,418 in 1996 and $13,681,211 in 1995...    93,131,972       74,704,379
Aircraft engines on capital leases..............................     2,960,457               --
Property, equipment and furnishings, less accumulated
  depreciation of $160,407 in 1996 and $86,695 in 1995..........       458,780          207,784
Spare parts inventory...........................................     4,057,648        2,916,003
Maintenance billings receivable.................................     1,107,283          408,454
Operating lease rentals receivable..............................       405,601           73,658
Receivables from spare parts sales..............................       854,566          772,474
Other receivables...............................................       829,522           10,481
Other assets....................................................       953,419          207,894
                                                                  ------------     ------------
          Total assets..........................................  $124,932,693     $ 91,437,393
                                                                  ============     ============

                             LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities:
  Accounts payable and accrued expenses.........................  $  2,753,641     $  1,052,455
  Salaries and commissions payable..............................       538,658          163,961
  Deferred income taxes.........................................     5,949,676        4,092,325
  Deferred gain.................................................       209,774               --
  Notes payable and accrued interest............................    73,185,657       69,910,797
  Capital lease obligation......................................     2,960,457               --
  Residual share payable........................................     1,199,279          476,526
  Maintenance deposits..........................................    11,680,525        8,717,170
  Security deposits.............................................     1,978,505        1,270,021
  Unearned lease revenue........................................     1,274,269          857,087
                                                                  ------------     ------------
          Total liabilities.....................................   101,730,441       86,540,342
Minority interest in net assets of subsidiary...................            --           84,774
Shareholders' equity:
  Common stock, no par value. Authorized 20,000,000 and 10,000 shares, 5,426,793 and 1,500 issued and outstanding at
     December 31, 1996 and 1995, respectively...................    16,055,689              500
  Retained earnings.............................................     7,146,563        5,293,566
  Advances to shareholder.......................................            --         (481,789)
                                                                  ------------     ------------
          Total shareholders' equity............................    23,202,252        4,812,277
                                                                  ------------     ------------
          Total liabilities and shareholders' equity............  $124,932,693     $ 91,437,393
                                                                  ============     ============

          See accompanying notes to consolidated financial statements.

               WILLIS LEASE FINANCE CORPORATION AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

                                                               YEARS ENDED DECEMBER 31,
                                                      -------------------------------------------
                                                         1996            1995            1994
                                                      -----------     -----------     -----------
REVENUE:
  Operating lease revenue.........................    $13,740,438     $13,770,730     $13,635,934
  Gain (loss) on sale of leased engines...........          2,208        (482,894)        632,578
  Spare part sales................................      5,842,607       3,858,610         795,262
  Sale of equipment acquired for resale...........     12,105,315       5,472,362       2,184,000
  Interest and other income.......................        617,144         119,188         541,900
                                                      -----------     -----------     -----------
          Total revenue...........................     32,307,712      22,737,996      17,789,674
EXPENSES:
  Interest expense................................      4,323,276       5,721,811       5,947,843
  Depreciation expense............................      3,181,216       4,703,487       4,447,082
  Residual share..................................        722,753         407,684       1,284,523
  Cost of spare part sales........................      3,307,928       2,545,872         658,864
  Cost of sold equipment acquired for resale......     10,788,730       2,742,262       1,863,000
  General and administrative......................      5,123,813       3,334,768       1,615,585
                                                      -----------     -----------     -----------
          Total expenses..........................     27,447,716      19,455,884      15,816,897
Gain on modification of credit facility...........             --       2,202,928              --
                                                      -----------     -----------     -----------
Income before income taxes and minority
  interest........................................      4,859,996       5,485,040       1,972,777
Income taxes......................................     (1,976,471)     (2,212,280)       (797,159)
                                                      -----------     -----------     -----------
Income before minority interest...................      2,883,525       3,272,760       1,175,618
Less: minority interest in net income of
  subsidiary......................................        (79,053)        (56,343)         (3,431)
                                                      -----------     -----------     -----------
          Net income..............................    $ 2,804,472     $ 3,216,417     $ 1,172,187
                                                      ===========     ===========     ===========
          Net income per share (pro forma for 1995
            and 1994).............................    $      0.74     $      1.03     $      0.38
                                                      ===========     ===========     ===========
Weighted average number of shares outstanding.....      3,796,182       3,110,657       3,110,657

          See accompanying notes to consolidated financial statements.

               WILLIS LEASE FINANCE CORPORATION AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

                                     ISSUED AND
                                    OUTSTANDING                                                 TOTAL
                                     SHARES OF       COMMON       RETAINED    ADVANCES TO   SHAREHOLDERS'
                                    COMMON STOCK      STOCK       EARNINGS    SHAREHOLDER      EQUITY
                                    ------------   -----------   ----------   -----------   -------------
Balances at December 31, 1994.....        1,500    $       500   $2,332,149    $ (373,845)   $  1,958,804
Advances to shareholder, net of
  repayments......................           --             --           --      (107,944)       (107,944)
Dividends.........................           --             --     (255,000)           --        (255,000)
Net income........................           --             --    3,216,417            --       3,216,417
                                      ---------    -----------   ----------     ---------     -----------
Balances at December 31, 1995.....        1,500            500    5,293,566      (481,789)      4,812,277
Common stock issue and proceeds
  from IPO, net...................    5,425,293     16,055,189           --            --      16,055,189
Repayments to shareholders, net...           --             --           --       481,789         481,789
Dividends.........................           --             --     (951,475)           --        (951,475)
Net income........................           --             --    2,804,472            --       2,804,472
                                      ---------    -----------   ----------     ---------     -----------
Balances at December 31, 1996.....    5,426,793    $16,055,689   $7,146,563    $       --    $ 23,202,252
                                      =========    ===========   ==========     =========     ===========

          See accompanying notes to consolidated financial statements.

               WILLIS LEASE FINANCE CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                        YEARS ENDED DECEMBER 31,
                                                             ----------------------------------------------
                                                                 1996             1995             1994
                                                             ------------     ------------     ------------
Cash flows from operating activities:
  Net income.............................................    $  2,804,472     $  3,216,417     $  1,172,187
  Adjustments to reconcile income to net cash provided by
    operating activities:
  Depreciation of aircraft engines held for operating
    lease................................................       3,103,601        4,663,949        4,431,039
  Depreciation of property, equipment and furnishings....          77,615           39,538           16,043
  Gain on modification of credit facility................              --       (2,202,928)              --
  Loss (gain) on sale of property, equipment,
    furnishings..........................................           5,701           (5,536)          (1,530)
  Loss (gain) on sale of leased aircraft engines.........          (2,208)         482,894         (632,578)
  Increase in residual share payable.....................         722,753          407,684        1,284,523
  Minority interest in net income of subsidiary..........          79,053           56,343            3,431
Changes in assets and liabilities:
  (Increase) in deposits.................................      (2,279,587)     (11,061,221)         (56,564)
  (Increase) in spare parts inventory....................      (1,176,384)        (940,494)        (100,871)
  (Increase) in receivables..............................      (1,931,905)        (359,173)        (538,921)
  (Increase) decrease in other assets....................        (745,525)          54,785          (67,248)
  Increase in accounts payable and accrued expenses......       1,701,186          606,656          239,797
  Increase in salaries and commission payable............         374,697           77,201           46,760
  Increase in deferred income taxes......................       1,857,351        2,179,381          791,559
  Increase in deferred gain on sale of aircraft engine...         209,774               --               --
  Increase (decrease) in accrued interest................         666,571         (341,379)         259,918
  Increase in maintenance deposits.......................       2,963,355        3,294,179        1,637,050
  Increase in security deposits..........................         708,484          124,444          407,697
  Increase in unearned lease revenue.....................         417,182          243,726           44,702
                                                              -----------      -----------      -----------
  Net cash provided by operating activities..............       9,556,186          536,466        8,936,994
Cash flows from investing activities:
  Proceeds from sale of aircraft engines (net of selling
    expenses)............................................       3,748,035        2,600,000        2,000,644
  Proceeds from sale of property, equipment and
    furnishings..........................................          28,198           38,500            3,000
  Purchase of aircraft engines held for operating
    lease................................................     (25,277,021)      (9,258,379)     (17,634,027)
  Purchase of property, equipment and furnishings........        (362,510)        (194,403)         (62,603)
                                                              -----------      -----------      -----------
  Net cash (used in) investing activities................     (21,863,298)      (6,814,282)     (15,692,986)
                                                              -----------      -----------      -----------
Cash flows from financing activities:
  Repayments from (advances to) shareholder, net.........         481,789         (107,944)         (18,827)
  Proceeds from issuance of notes payable................      16,086,621       15,730,277       19,300,445
  Proceeds from issuance of common stock.................      15,926,101               --               --
  Principal payments on notes payable....................     (13,478,332)      (9,337,852)     (11,473,474)
  Cash dividends paid on common stock....................        (951,475)        (255,000)        (345,280)
  Minority interest in net assets of subsidiary..........              --               --           25,000
                                                              -----------      -----------      -----------
Net cash provided by financing activities................      18,064,704        6,029,481        7,487,864
                                                              -----------      -----------      -----------
Increase (decrease) in cash and cash equivalents.........       5,757,592         (248,335)         731,872
Cash and cash equivalents beginning of period............         815,649        1,063,984          332,112
                                                              -----------      -----------      -----------
Cash and cash equivalents end of period..................    $  6,573,241     $    815,649     $  1,063,984
                                                              ===========      ===========      ===========

          See accompanying notes to consolidated financial statements.

               WILLIS LEASE FINANCE CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  (a) Organization

     Willis Lease Finance Corporation (formerly Charles F. Willis Company) (Willis) is a California corporation which began leasing operations in 1988. Willis is a provider of operating leases of spare commercial aircraft engines worldwide. Willis is primarily engaged in acquiring aftermarket commercial aircraft spare engines and providing operating leases of such engines to foreign and domestic airlines, manufacturers and overhaul/repair facilities.

     Terandon Leasing Corporation (Terandon), T-2 Inc. (T-2), T-4 Inc. (T-4), T-5 Inc. (T-5), T-7 Inc. (T-7), T-8 Inc. (T-8) and T-10 Inc. (T-10) are
wholly-owned subsidiaries of Willis. They are all California corporations and were established to purchase and lease commercial aircraft engines. Terandon, T-2 and T-5 were incorporated in 1986, 1991 and 1993, respectively, T-7 and T-8 were both incorporated in 1994, and T-10 was incorporated in 1995. T-4 was acquired by Willis in 1996 and was incorporated in 1993.

     Willis Aeronautical Services, Inc. (WASI) is a wholly-owned subsidiary of Willis. WASI is a California corporation established in 1994 for the purpose of commercial aircraft, airframe and powerplant component marketing and sales.

  (b) Principles of Consolidation

     The consolidated financial statements include the accounts of Willis, Terandon, T-2, T-4, T-5, T-7, T-8, T-10, and WASI (together, the Company). Minority interest includes a twenty percent minority interest in WASI which was acquired by the Company on September 18, 1996 through the issuance of $129,088 in common stock. All significant intercompany balances and transactions have been eliminated in consolidation.

  (c) Advances to Shareholder

     The advances to the sole shareholder are noninterest bearing (except for a $10,000 interest bearing note). All such notes were repaid in 1996. Advances are accounted for through a reduction of shareholders' equity.

  (d) Revenue Recognition

     Revenue from leasing of aircraft engines is recognized as operating lease revenue over the terms of the applicable lease agreements. The Company includes in operating lease revenue non-refundable maintenance payments received from lessees to the extent that, in the Company's opinion, it would not be economically advantageous to overhaul the engine the next time the life-limited parts need to be replaced. In this circumstance, the engines are normally dismantled and sold as parts.

  (e) Aircraft Engines Held for Operating Lease and Capital Lease

     Aircraft engines held for operating lease are stated at cost, less accumulated depreciation. Certain professional fees incurred in connection with the acquisition of aircraft engines are capitalized as part of the cost of the engines.

     Effective January 1, 1995, the Company changed its depreciation policy with respect to engines on long-term lease and has restated its previously issued financial statements. Previously, the Company depreciated such assets on a straight line basis over their estimated useful life of 25 years to a salvage value of 15%. The Company has changed its methodology to depreciate the engine on a straight line basis over a 15 year period from the acquisition date to a 55% residual value. The Company believes that this methodology more accurately reflects the Company's typical holding period for the assets and, further, that the residual value assumption reasonably approximates the selling price of the assets in 15 years from date of acquisition. The

               WILLIS LEASE FINANCE CORPORATION AND SUBSIDIARIES effect of this change in accounting principle was a reduction of depreciation expense of $357,999 and $405,657 for the years ended December 31, 1995 and 1994, respectively.

     This change in accounting principle also resulted an increase in net loss on sale of leased aircraft engines of $48,237 in 1995 and a reduction in net gain on sale of leased aircraft engines of $176,788 in 1994.

     Engines that in the Company's opinion would not be economically advantageous to overhaul the next time the life-limited parts need to be replaced, are depreciated over the remaining life using component depreciation based on usage as reported monthly by the lessees.

     In March of 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," (SFAS 121). SFAS 121 requires that (i) long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable and (ii) long-lived assets and certain identifiable intangibles to be disposed of generally be reported at the lower of carrying amount or fair value less cost to sell. The Company adopted SFAS 121 in 1995 and reviewed the carrying value of its equipment considering residual values and release rates. This review resulted in a loss on revaluation related to one engine of $300,000 in 1995, which has been included in depreciation expense. There were no write-downs required during 1996.

  (f) Spare Parts Inventory

     The Company, through one or more of its subsidiaries, buys used aircraft spare parts for resale. This inventory is valued at the lower of cost or market value. Costs of such sales are specifically identified.

  (g) Loan Commitment and Related Fees

     To the extent that the Company is required to pay loan commitment fees in order to secure debt, such fees are amortized over the life of the related loan on a straight-line basis.

  (h) Maintenance Costs

     Maintenance costs under the Company's long-term leases are generally the responsibility of the lessees. Maintenance deposits in the accompanying balance sheet include refundable maintenance payments and certain non-refundable maintenance payments received from the lessees. If in the Company's opinion, it would not be economically advantageous to overhaul the engine the next time the life-limited parts need to be replaced, the maintenance fees are included in operating lease revenue. Major overhauls paid for by the Company are capitalized and depreciated over the estimated remaining useful life of the engine.

  (i) Interest Rate Hedge

     In 1996, the Company purchased an interest rate cap in order to hedge its exposure to increases in interest rates on a portion of its variable rate borrowings. The instrument minimizes the Company's exposure to interest rate fluctuations for a period of four years. The cost of this instrument is amortized on a straight-line basis over the four year period.

  (j) Income Taxes

     The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement

               WILLIS LEASE FINANCE CORPORATION AND SUBSIDIARIES carrying amounts and the tax bases of existing assets and liabilities. The effect on deferred taxes of a change in the tax rates is recognized in income in the period that includes the enactment date.

  (k) Property, Equipment and Furnishings

     Property, equipment and furnishings are recorded at cost and depreciated by the straight-line method over the estimated useful lives of the related assets, which range from three to seven years.

  (l) Residual Sharing with Lenders

     Certain of the Company's credit agreements require the Company to share "residual proceeds" as defined in the agreements with the lenders upon sale of engines held for operating lease. The Company provides for its residual sharing obligation with respect to each engine by a charge or credit to income or expense, each period, sufficient to adjust the residual share payable at the balance sheet date to the amount that would be payable at that date if all engines under said agreements were sold on the balance sheet date at their net book values.

     Residual share payable totaled $1,199,279 and $476,526 as of December 31, 1996 and 1995, respectively. As of December 31, 1996 and 1995, a total of six and nine engines, respectively, with a net book value of $16,457,439 and $17,866,935, respectively, were subject to residual value arrangements (notes 4, 5 and 14).

  (m) Equipment Acquired for Resale

     The Company periodically engages in transactions involving the purchase and immediate resale of aircraft engines. Generally, the Company makes a contractual commitment to purchase specific assets for its own account for resale only after or concurrently with obtaining a firm order from a customer. All aircraft engines purchased by the Company for such transactions during 1996 and 1995 were sold in the year acquired.

  (n) Reclassifications

     Certain items in the consolidated financial statements of prior years have been reclassified to conform to the current year's presentation.

  (o) Management Estimates

     These financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles. This requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

  (p) Per share information

     Per share information is computed using the weighted average number of common and diluted common equivalent shares outstanding. For primary and fully diluted earnings per share, common equivalent shares consist of the incremental shares issued upon the assumed exercise of diluted stock options, using the treasury stock method.

(2) AIRCRAFT ENGINES HELD FOR OPERATING LEASE

     At December 31, 1996, the Company owned 31 aircraft engines and related equipment with an aggregate original cost of $109,504,390. At December 31, 1995, the Company owned 31 aircraft engines with an aggregate original cost of $88,385,590.

               WILLIS LEASE FINANCE CORPORATION AND SUBSIDIARIES

     As of December 31, 1996, minimum future rentals under the noncancelable operating leases of these aircraft engines are as follows:

                        1997..........................     $13,845,290
                        1998..........................      10,828,463
                        1999..........................       7,423,338
                        2000..........................       5,736,712
                        2001..........................       2,926,444
                        Thereafter....................       2,021,000
                                                           -----------
                                                           $42,781,247
                                                           ===========

     Approximately 90% of these future rentals will be applied to service principal and interest payments on outstanding notes payable (notes 5 and 14).

     Contingent rentals included in operating lease revenue totaled $266,000, $362,000 and $145,000 for the years ended December 31, 1996, 1995 and 1994, respectively.

     Certain of the Company's aircraft engines are leased and operated internationally. All leases relating to this equipment are denominated and payable in U.S. dollars.

     The Company leases its aircraft engines to lessees domiciled in seven geographic regions: United States, Canada, Mexico, Australia/New Zealand, Europe, South America and Asia. The tables below set forth geographic information about the Company's aircraft engines grouped by domicile of the lessee.

                                                       YEARS ENDED DECEMBER 31,
                                              -------------------------------------------
                     REGION:                     1996            1995            1994
        ----------------------------------    -----------     -----------     -----------
        Operating lease revenue:
        United States.....................    $ 5,295,084     $ 4,560,472     $ 4,851,286
        Canada............................      1,291,000       1,080,000         964,666
        Mexico............................      1,865,118       1,900,699       1,178,474
        Australia/New Zealand.............      1,029,600       1,339,433       1,689,600
        Europe............................      2,840,428       3,858,792       2,762,629
        South America.....................        530,000         308,316         716,575
        Asia..............................        889,208         723,018       1,472,704
                                               ----------      ----------      ----------
                  Total operating lease
                    revenue...............    $13,740,438     $13,770,730     $13,635,934
                                               ==========      ==========      ==========

               WILLIS LEASE FINANCE CORPORATION AND SUBSIDIARIES

                                                        YEARS ENDED DECEMBER 31,
                                               ------------------------------------------
                       REGION:                    1996            1995            1994
        -------------------------------------  ----------      ----------      ----------
        Operating lease revenue less
          depreciation, interest, spare parts
          interest and residual share:
          United States......................  $2,405,061      $  463,336      $  275,681
          Canada.............................     548,769         301,039         185,746
          Mexico.............................     306,007         348,900         307,843
          Australia/New Zealand..............     471,293         271,355         410,112
          Europe.............................   1,409,631       1,521,563         675,408
          South America......................     185,297          77,569          82,059
          Asia...............................     339,545         185,196         125,121
          Off-lease and other................     (60,711)       (231,210)       (105,484)
                                               ----------      ----------       ---------
        Total operating lease revenue less
          depreciation, interest, spare parts
          interest and residual share........  $5,604,892      $2,937,748      $1,956,486
                                               ==========      ==========       =========

                                                       YEARS ENDED DECEMBER 31,
                                              -------------------------------------------
                      REGION:                    1996            1995            1994
        ------------------------------------  -----------     -----------     -----------
        Net book value of engines:
          United States.....................  $31,332,388     $24,138,266     $23,601,123
          Canada............................    7,115,984       7,356,011       7,596,038
          Mexico............................   13,441,445       9,255,029       9,506,072
          Australia/New Zealand.............    5,509,070       5,706,410       9,332,036
          Europe............................   30,051,738      19,056,190      16,921,539
          South America.....................    2,033,831       1,951,012       4,829,647
          Asia..............................    4,109,446       4,243,830       7,202,126
          Off-lease.........................    2,498,527       2,997,631              --
                                              ------------    ------------    ------------
        Total net book value of engines
          owned and a capital lease.........  $96,092,429     $74,704,379     $78,988,581
                                              ============    ============    ============

(3) PROPERTY, EQUIPMENT AND FURNISHINGS

     Property, equipment and furnishings consist of the following:

                                                                  AS OF DECEMBER 31,
                                                                 ---------------------
                                                                   1996         1995
                                                                 --------     --------
        Automobiles............................................  $140,297     $ 36,049
        Computer equipment.....................................   186,272       93,726
        Furniture and equipment................................   292,618      164,704
                                                                 --------     --------
                                                                  619,187      294,479
        Accumulated depreciation...............................  (160,407)     (86,695)
                                                                 --------     --------
        Net book value.........................................  $458,780     $207,784
                                                                 ========     ========

               WILLIS LEASE FINANCE CORPORATION AND SUBSIDIARIES

(4) GAIN ON MODIFICATION OF CREDIT FACILITY

     In June 1995, the Company's primary credit facility was modified into a 10 year full payout loan. As part of this transaction, the residual sharing agreement was terminated. Furthermore, the lender agreed to acquire two engines from the portfolio, with a net book value of $5,724,045, as payment in full for the respective outstanding loan balance on each of the engines. The modification resulted in a net gain of $2,202,928.

(5) NOTES PAYABLE AND ACCRUED INTEREST

     Notes payable consisted of the following:

                                                                        AS OF DECEMBER 31,
                                                                    ---------------------------
                                                                       1996            1995
                                                                    -----------     -----------
Notes payable with an interest rate of LIBOR plus 1.0%. Secured by aircraft engines and rental payments on leased aircraft engines.
The loan requires quarterly payments in arrears, through June 30,
2005. This note is the result of the credit facility modification
(notes 4 and 14)..................................................  $44,221,306     $48,400,889
Notes payable with fixed interest rates ranging between 8% and
10%. Secured by aircraft engines and rental payments on leased aircraft engines. These notes mature in 1998 or are due upon the
sale of the collateral property...................................    5,982,236       6,513,190
Notes payable with an interest rate of LIBOR plus 5%. Secured by aircraft engines and rental payments on leased aircraft engines.
The notes mature in the year 2001 or are due upon the sale of the
collateral property...............................................    5,189,286       6,617,509
Note payable for a spare parts purchase. Interest accrued at 8% on the unpaid balance. This note was secured by the spare parts. The
note matured in August 1996.......................................           --       1,332,641
Notes payable at an interest rate of 11.03%. Secured by aircraft
engines. The notes mature on December 29, 2000....................    3,128,943       3,360,000
Note payable at an interest rate of 11.68%. Secured by an aircraft engine. The note matures on December 31, 2001. This note and the preceding 11.03% notes are part of a $15 million secured term
facility for the acquisition of engines...........................    2,368,242              --
Note payable at a fixed interest rate of 9.0%. Secured by aircraft
engines and subordinated to the $3,128,943 note discussed above...           --         420,000
Notes payable with a variable interest rate of LIBOR plus 1.5%
secured by four engines. Fixed principal payments plus interest are made monthly, and the notes have maturity dates ranging from
August 1996 through July 1997.....................................      325,000       1,358,333
Note payable, secured by two engines. This note was non-interest bearing until August, 1996 and thereafter, interest bearing at the
Paris Interbanking Operations Rate plus 2%. The note was paid on
December 30, 1996.................................................           --       1,395,874
Capital line of credit extended to WASI not to exceed $1,000,000.
Interest accrued at prime plus 1%, with repayment terms of
interest only for 6 months. The loan was secured by all of the
assets of WASI. This facility expired on October 31,1996..........           --         282,139

               WILLIS LEASE FINANCE CORPORATION AND SUBSIDIARIES

                                                                        AS OF DECEMBER 31,
                                                                       1996            1995
                                                                    -----------     -----------
Capital line of credit extended to WASI for $3,000,000. Interest accrues at prime plus 1%, with repayment terms of interest only for 6 months. The loan is secured by all of the assets of WASI.
This facility expires on October 31, 1997.........................      661,000              --
Notes payable to two employees of the Company ($25,000 of the notes bears interest at 8%). The remaining balance was noninterest
bearing and both notes were paid on September 18, 1996............           --          50,000
Short-term bridge note with an interest rate of 7%. Secured by aircraft engines and spare parts purchased 12/31/96. The note
matures on January 31, 1997 (note 14).............................    8,632,313              --
Note payable at a fixed interest rate of 7%. Secured by aircraft engines and spare parts. This note is subordinated to the bridge note discussed above and also to the permanent notes replacing the
bridge note. The note matures on June 30, 2004....................    1,830,538              --
                                                                    -----------     -----------
                                                                    $72,338,864     $69,730,575
                                                                    ===========     ===========

     The Company also has a $15.0 million term facility for the acquisition of engines for lease. This term facility allows for an advance rate of 80% of fair market value of the equipment, not to exceed 100% of the purchase price. The facility is to be used for domestic lessees. Interest rate under this facility will be dependent upon the quality of the credit and the underlying collateral. As of December 31, 1996, no drawdowns had taken place under this facility.

     The fair value of the Company's long-term debt is estimated based on quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same remaining maturities. The fair value of the Company's debt is estimated by the Company to be $72,202,487 at December 31, 1996.

     The fair value of the interest rate cap, as estimated by the financial institution providing the instrument is $266,257 at December 31, 1996.

     In accordance with three of the loan agreements, the Company must maintain certain net worth levels and, additionally, with respect to one of these loans, must maintain a certain current ratio and certain earnings levels. In addition, the Company must prepay loan amounts in the event a collateral engine is sold or otherwise disposed of. Repayment schedules as of December 31, 1996 for the notes payable for each of the next five years are presented below. A substantial amount of operating lease revenue is applied to the repayment of principal and interest. Principal outstanding at December 31, 1996 is repayable as follows:

                                      YEAR
                        --------------------------------
                        1997............................  $14,516,505
                        1998............................   10,194,820
                        1999............................    4,492,805
                        2000............................    7,920,608
                        2001............................   12,667,933
                        Thereafter......................   22,546,193
                                                          -----------
                                  Total.................  $72,338,864
                                                          ===========

     As of December 31, 1996 and 1995, accrued interest in the amounts of $846,793 and $180,222, respectively, is included in notes payable and accrued interest. At December 31, 1996 and 1995, the Company held deposits in the amount of $13,600,204 and $11,320,617, respectively, consisting of bank accounts that are

               WILLIS LEASE FINANCE CORPORATION AND SUBSIDIARIES subject to withdrawal restrictions as per lease or loan agreements. The deposits received in prior years are reflected as a reduction of the note payable balance in accordance with the terms of the previous loan agreement (note 4). Certain lease agreements require prepayments to the Company for periodic engine maintenance. In addition, this account includes security deposits held. Substantially all of the deposits bear interest for the Company's benefit.

     In February 1997, the Company obtained a new credit facility for $41.5 million and repaid the $44.2 million existing note payable (note 14).

     In February 1997, the Bridge Loan noted above was replaced with permanent financing in the amount of $11,010,875. This financing has an interest rate of 10.52% and has a maturity date of January 30, 2002 (note 14).

(6) INCOME TAXES

                                                   FEDERAL        STATE         TOTAL
                                                  ----------     --------     ----------
        December 31, 1996:
          Current.............................    $   93,864     $ 25,256     $  119,120
          Deferred............................     1,580,360      276,991      1,857,351
                                                  ----------     --------     ----------
                                                  $1,674,224     $302,247     $1,976,471
                                                  ==========     ========     ==========
        December 31, 1995:
          Current.............................    $   25,833     $  7,066     $   32,899
          Deferred............................     1,670,220      509,161      2,179,381
                                                  ----------     --------     ----------
                                                  $1,696,053     $516,227     $2,212,280
                                                  ==========     ========     ==========
        December 31, 1994:
          Current.............................    $       --     $  5,600     $    5,600
          Deferred............................       612,877      178,682        791,559
                                                  ----------     --------     ----------
                                                  $  612,877     $184,282     $  797,159
                                                  ==========     ========     ==========

     The following is a reconciliation of the statutory federal income tax expense to the effective income tax expense:

                                                         YEARS ENDED DECEMBER 31,
                                                  --------------------------------------
                                                     1996           1995          1994
                                                  ----------     ----------     --------
        Statutory federal income tax
          expense.............................    $1,652,397     $1,864,914     $670,744
        State taxes, net of federal benefit...       298,307        340,710      121,626
        Other.................................        25,767          6,656        4,789
                                                  ----------     ----------     --------
        Effective income tax expense..........    $1,976,471     $2,212,280     $797,159
                                                  ==========     ==========     ========

               WILLIS LEASE FINANCE CORPORATION AND SUBSIDIARIES

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities are presented below:

                                                                AS OF DECEMBER 31,
                                                           ----------------------------
                                                               1996            1995
                                                           ------------     -----------
        Deferred tax assets:
          Prepaid rent...................................  $    511,466     $   344,018
          Residual sharing expenses......................       481,367         191,268
          Uniform capitalization expenses................        48,166          26,394
          Other..........................................         7,462           2,403
          Passive activity loss carryforwards............     6,185,615       4,325,565
                                                            -----------      ----------
             Total gross deferred tax assets.............     7,234,076       4,889,648
             Less valuation allowances...................            --              --
                                                            -----------      ----------
             Net deferred tax assets.....................     7,234,076       4,889,648
        Deferred tax liabilities:
          Depreciation on aircraft engines...............   (13,183,752)     (8,981,973)
                                                            -----------      ----------
             Net deferred tax liability..................  $ (5,949,676)    $(4,092,325)
                                                            ===========      ==========

     As of December 31, 1996 the Company has passive activity loss carryforwards totaling $17,706,748 for federal and $2,693,391 for state income tax purposes which have no expiration date and will be available to offset future passive revenue.

(7) SUPPLEMENTARY DISCLOSURES OF CASH FLOW INFORMATION

     During the years ended December 31, 1996 and 1995, the Company paid interest totaling $3,656,707 and $6,063,190, respectively. Income taxes paid were $31,552 and $13,218 for the years ended December 31, 1996 and 1995.

     During the years ended December 31, 1996, 1995 and 1994, the Company made loans of $265,478, $165,635 and $19,600 to a Company shareholder. Repayments on such loans for the years ended December 31, 1996, 1995 and 1994 were $747,267, $57,691 and $773, respectively. The outstanding balance as of December 31, 1996 and 1995 were $0 and $481,789, respectively.

(8) DIVIDENDS

     During the years ended December 31, 1996 and 1995, the Company paid dividends totaling $951,475 and $255,000 to a Company shareholder, respectively.

(9) CONCENTRATION OF CREDIT RISK

     Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash deposits and receivables.

     The Company places its cash deposits with financial institutions and other creditworthy issuers and limits the amount of credit exposure to any one party. Concentrations of credit risk with respect to lease receivables are limited due to the large number of customers comprising the Company's customer base, and their dispersion across different geographic areas.

     As of December 31, 1996 and 1995, management believes the Company had no significant concentrations of credit risk.

               WILLIS LEASE FINANCE CORPORATION AND SUBSIDIARIES

     For the year ended December 31, 1996, the Company had one significant customer, Aerovias Mexico, S.A. de C.V., which accounted for approximately 14% of lease revenue. The Company does not believe that the loss of this customer would have a material impact on its operations.

(10) COMMITMENTS

     The Company has two leases for its office and warehouse space. The annual lease rental commitments are $123,408 and $124,692 and the leases expire on March 14, 1999 and May 31, 1998, respectively.

     Maturities of capital lease obligation as of December 31, 1996 are as follows:

                                      YEAR
                    -----------------------------------------
                    1997.....................................  $  376,536
                    1998.....................................     376,536
                    1999.....................................     376,536
                    2000.....................................     376,536
                    2001.....................................     376,536
                    Thereafter...............................   2,568,841
                                                               -----------
                    Net Minimum Lease Payments...............   4,451,521
                    Less: Amount Representing Interest.......  (1,491,064)
                                                               -----------
                    Present Value of Net Minimum Lease
                      Payments...............................  $2,960,457
                                                               ===========

(11) RELATED PARTY TRANSACTIONS

     During 1996, the Company had a note payable to two employees of the Company, who were minority shareholders of a subsidiary of the Company. This amount was repaid in September 1996.

(12) SECURITY DEPOSIT AND MAINTENANCE RESERVE

     In connection with the Bridge Loan (note 4) for the purchase of an engine and parts package, the Company recorded a liability for maintenance reserves and security deposits relating to such equipment and a corresponding receivable from the seller. These funds continued to be held by the seller until permanent financing was in place. Upon completion of permanent financing in February 1997, these funds were transferred from the seller to the new lender.

(13) ACCOUNTING FOR STOCK BASED COMPENSATION (SFAS 123)

     In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, Accounting for Stock Based Compensation (SFAS 123). SFAS 123 establishes financial accounting and reporting standards for stock-based employee compensation plans. SFAS 123 encourages all entities to adopt a fair value based method of accounting for stock based compensation plans in which compensation cost is measured at the date the award is granted based on the value of the award and is recognized over the employee service period. However, SFAS 123 allows an entity to continue to use the method prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25), with pro forma disclosures of net income and earnings per share as if the fair value based method had been applied. APB 25 requires compensation expense to be recognized over the employee service period based on the excess, if any, of the quoted market price of the stock at the date the award is granted or other measurement date, as applicable, over an amount an employee must pay to acquire the stock. SFAS 123 is effective for financial statements for fiscal years beginning after December 31, 1995.

               WILLIS LEASE FINANCE CORPORATION AND SUBSIDIARIES

     At December 31, 1996, the Company has two stock-based compensation plans and has issued warrants, which are described below. The Company applies APB 25 in accounting for its plans. Accordingly, no compensation cost has been recognized for its fixed stock option plans and its stock purchase plan. Had compensation cost for the Company's two stock-based compensation plans been determined consistent with SFAS 123, the Company's net income and earnings per share would have been reduced to $2,398,699 and $.63, respectively.

  Employee Stock Purchase Plan

     Under the 1996 Stock Purchase Plan, the Company is authorized to issue up to 75,000 shares of its Common Stock to its full-time employees, nearly all of whom are eligible to participate. Under the terms of the Plan, the employees may elect to have up to 10% of their annual base salary, to a maximum of $25,000 per year, withheld for the purchase of the Company's Common Stock. Purchase intervals are six months each, ending on January 31 and July 31. The purchase price is the lesser of 85% of the market price of the Common Stock at the beginning of each purchase interval or 85% of the market price of the Common Stock at the end of each purchase interval. The first stock purchase date was January 31, 1997; accordingly, the Company had sold no shares to employees under the plan through December 31, 1996.

     Under FASB Statement 123, compensation cost is recognized for the fair value of the employees' purchase rights, which was estimated using the Black Scholes model with the following assumptions for 1996: Dividend yield of zero; an expected life of 1.25 years; expected volatility of 84 percent; and weighted average risk-free interest rate of 6.22 percent. The weighted average fair value of those purchase rights granted in 1996 was $3.08.

  1996 Stock Option/Stock Issuance Plan

     Under the 1996 Plan, 525,000 shares of the Company's shares have been set aside to provide eligible persons with the opportunity to acquire a proprietary interest in the Company. The plan includes a Discretionary Option Grant Program, a Stock Issuance Program, and an Automatic Option Grant Program for eligible non-employee Board members.

     The fair value of each option granted was estimated on the date of grant using the Black Scholes option-pricing model with the following assumptions for 1996: weighted average risk-free interest rate of 6.22 percent; dividend yield of zero; expected life of 2.43 years, and volatility of 84 percent.

     A summary of the status of the Company's Stock Option/Stock Issuance Plan as of December 31, 1996, and changes during the year then ended is as follows:

                                                                           1996
                                                                   --------------------
                                                                               WEIGHTED
                                                                               AVERAGE
                                                                               EXERCISE
                                                                   SHARES       PRICE
                                                                   -------     --------
        Outstanding at beginning of year.........................       --          --
        Granted..................................................  315,000      $ 8.00
        Exercised................................................       --          --
        Forfeited................................................       --          --
        Outstanding at end of year...............................  315,000      $ 8.00
        Options exercisable at end of year.......................   90,000      $ 8.00
        Weighted-average fair value of options granted during the
          year...................................................               $ 4.19

               WILLIS LEASE FINANCE CORPORATION AND SUBSIDIARIES

     As of December 31, 1996, the 315,000 options outstanding under the Plan are all exercisable at $8.00 per share, and have a weighted average remaining contractual life of 9.71 years. The Company expects that approximately 90 percent of the non-vested options awarded at December 31, 1996 will eventually vest.

  Warrants

     In conjunction with the Initial Public Offering, the Company sold five-year purchase warrants for $.0l per warrant covering an aggregate of 100,000 shares of Common Stock exercisable at a price equal to 130% of the Initial Public Offering price. The warrants are exercisable commencing 24 months after the effective date of the Initial Public Offering or earlier, but not earlier than 12 months after the effective date of the Initial Public Offering, if and when the Company files a registration for the sale by the Company of shares of Common Stock or securities exercisable for, convertible into or exchangeable for shares of Common Stock (other than pursuant to a stock option or other employee benefit or similar plan, or in connection with a merger or an acquisition). The warrants' exercise price and the number of shares of Common Stock are subject to adjustment to protect the warrant holders against dilution in certain events.

(14) SUBSEQUENT EVENTS

     In February 1997, the Company obtained a new credit facility for $41.5 million to replace the existing note of $44.2 million. The transaction resulted in an extraordinary gain of approximately $2.9 million (pre-tax) (note 5).

     In February 1997, the Company's Bridge Loan was replaced with permanent financing in the amount of $11,010,875 (note 5).

[AISI LOGO]

27 October 1997

Willis Lease Finance Corporation
180 Harbor Drive Suite 200
Sausalito CA 94965

Attention: Charles F. Willis, IV
        Chief Executive Officer

Subject:   ENGINE: PORTFOLIO APPRAISAL
        AISI REPORT NO. A7S029BVO

        Gentlemen:

     AIRCRAFT INFORMATION SERVICES, INC. (AISI), was requested by Willis Lease Finance Corporation to perform a sight unseen current market value appraisal, both in half life and in freshly refurbished condition, and a five year future value forecast of a portfolio of engines as identified in Table I (the "Engines").

     After studying the past, present and anticipated future market and consulting with knowledgeable engine brokers, lessors and financiers, we have formed the opinion that the Engines have the following aggregate values:

        Current Market Value             Half Life                        $143,050,000
        Current Market Value             Freshly Refurbished              $157,100,000
        Future Value Forecast            1998                             $139,410,000
                                         1999                             $135,760,000
                                         2000                             $132,350,000
                                         2001                             $128,870,000
                                         2002                             $125,650,000

     The Future Value Forecast above assumes an annual inflation rate at 3.0%, half life condition and is based upon base market value (as defined below).

     These values are subject to the assumptions, definitions and disclaimers herein. Because of the nature of the used engine market, AISI normally considers a 610% variation of the given value to define the range of the market values for a given engine.

METHODOLOGY AND DEFINITIONS

     The historical standard term of reference for commercial engine value has been 'half-life fair market value' of an 'average' engine. However, 'market value' could mean a fair value in the given market or a value in a hypothetical 'fair' or balanced market, and the two definitions are not equivalent. Recently, the term 'base value' has been created to describe the theoretical balanced market condition and to avoid the potentially misleading term 'fair market value' which has now become synonymous with the term 'current market value' or a 'fair' value in the actual current market. AISI value definitions arc consistent with those of the International Society of Transport Aircraft Trading (ISTAT) of 0l January 1994; AISI is a member of that organization and employs an ISTAT Certified Senior Aircraft Appraiser.

     AISI defines a 'base market' value as that of a transaction between equally willing and informed buyer and seller, neither under compulsion to buy or sell, for a single unit cash transaction with no hidden value or liability and with supply and demand of the sale item roughly in balance. Base values are typically given for engines in 'new' condition, 'average half-life' condition, or in a specifically described condition unique to a single engine at a specific time. New base engine values are typically manufacturers list prices and do not include the deep discounts for volume purchases. An 'average' engine is an operable airworthy engine in average physical condition and with average accumulated flight hours and cycles, with no damage history and with level of modification which is normal for its intended use and age. AISI considers average condition unless otherwise stated. 'Half-life' condition assumes that every component or maintenance service which has a prescribed interval that determines its service life, overhaul interval or interval between maintenance services, is at a condition which is one-half of the total interval. AISI defines engine 'freshly refurbished' condition to be that of an engine fresh from an engine heavy maintenance shop visit which refurbished all engine modules or all engine compressor and combustor/turbine stages as appropriate, with all life-limited components at half-life. It should be noted that AISI and ISTAT value definitions apply to a transaction involving a single engine, and that transactions involving more than one engine are often executed at considerable and highly variable discounts to a single engine price, for a variety of reasons relating to an individual buyer or seller.

     AISI defines a 'current market value' or 'fair market value' as that value which reflects the real market conditions, whether at, above or below the base value conditions. Assumption of a single unit sale and definitions of engine condition, buyer/seller qualifications and type of transaction remain unchanged from that of base value. Current market value takes into consideration the status of the economy in which the engine is used, the status of supply and demand for the particular engine type, the value of recent transactions and the opinions or informed buyers and sellers. Current market value assumes that there is no short term time constraint to buy or sell.

     Given the relatively thin used engine market and the relatively broad range of values for transactions for an engine type, the meaning of 'base value' for used engines is open to broad interpretation. Normally base value is derived from historical normalized current market values with manufacturer's list price as a start point, while current market value is deduced directly from recent transactions. For used engines there are seldom sufficient historical transactions to permit the same derivation of engine base values as is possible for aircraft base values. In our opinion the used engine market is currently a relatively hard market, and base value will be close to current market values for most engine types.

     AISI encourages the use of base values to consider historical trends, to establish a consistent baseline for long term value comparisons and future value considerations, or to consider how actual market values vary from theoretical base values. Base values are less volatile than current market values and tend to diminish regularly with time. Base values are normally inappropriate to determine near term values. AISI encourages the use of current market values to consider the probable near term value of an engine.

     AISI defines a BARE ENGINE as an engine without accessories, but complete with all air, hydraulic and electrical lines which are not directly part of accessories.

     AISI defines a BASIC QEC engine as including all accessories, connecting lines and engine mounts but not including engine inlet cowl, fan cowl or thrust reverser.

     AISI defines a FULL QEC engine as a basic QEC engine plus inlet cowl, fan cowl and thrust reverser. There will be some variation in full QEC inventory from engine type to type, and from position to position.

FUTURE VALUE FORECAST

     AISI was requested to provide an aggregate base market future value forecast of the Engines for the next five years, in half-life condition, assuming 3.0% inflation.

     Our future value forecast is based on the premise that the Engines will be in defined condition, that they have and will be well maintained and that they will suffer no design, material defect, accident, incident or foreign object damage that would impact their future value.

     We further assume that the Engines will continue to enjoy the active support of the airframe, engine and component manufacturers, and there will be no major war or economic recession throughout the forecast period.

     Unless otherwise agreed by AISI in writing, this report shall be for the sole use of the client/addressee This report is offered as a fair and unbiased assessment of the subject engines. AISI has no past, present, or anticipated future interest in the subject engines. The conclusions and opinions expressed in this report are based on published information, information provided by others, reasonable interpretations and calculations thereof and are given in good faith. Such conclusions and opinions are judgments that reflect conditions and values which are current at the time of this report. The values and conditions reported upon are subject to any subsequent change. AISI shall not be liable to any party for damages arising out of reliance or alleged reliance on this report, or for any parties action or failure to act as a result of reliance or alleged reliance on this report.

                                   Sincerely,

                                   AIRCRAFT INFORMATION SERVICES, INC.

                                   /s/  FRED E. BEARDEN
                                   Fred E. Bearden
                                   President

                           TABLE I - LIST OF ENGINES

        ENGINE TYPE     CONFIGURATION                        ENGINE TYPE     CONFIGURATION
        ------------    -------------                        ------------    -------------
  1)      CF6-50C2        Basic QEC                   22)     CFM56-5A3        Basic QEC
  2)      CF6-50C2        Basic QEC                   23)     CFM56-5C4          Bare
  3)      CF6-50C2        Basic QEC                   24)     JT8D-217C        Basic QEC
  4)     CF6-80C2A2         Full                      25)      JT8D-219          Bare
  5)     CF6-80C2B6       Basic QEC                   26)      JT8D-219          Bare
  6)     CF6-80C2B6       Basic QEC                   27)      JT8D-219          Bare
  7)      CF6-80E1          Bare                      28)      JT8D-219          Bare
  8)     CFM56-3B1          Bare                      29)      JT8D-219        Basic QEC
  9)     CFM56-3B1          Bare                      30)      JT8D-219        Basic QEC
 10)     CFM56-3B2          Bare                      31)      JT8D-219        Basic QEC
 11)     CFM56-3B2          Bare                      32)      JT8D-219        Basic QEC
 12)     CFM56-3B2          Bare                      33)      JT8D-219        Basic QEC
 13)     CFM56-3B2        Basic QEC                   34)     JT8D-219A          Bare
 14)     CFM56-3B2        Basic QEC                   35)      JT9D-7A         Basic QEC
 15)     CFM56-3C1          Bare                      36)      JT9D-7J           Full
 16)     CFM56-3C1          Bare                      37)       PW2037           Bare
 17)     CFM56-3C1          Bare                      38)       PW2040         Basic QEC
 18)     CFM56-3C1        Basic QEC                   39)       PW4060           Bare
 19)     CFM56-3C1        Basic QEC                   40)       PW4060           Full
 20)     CFM56-3C1        Basic QEC                   41)    RB211-535E4       Basic QEC
 21)     CFM56-5A3          Bare                      42)    RB211-535E4       Basic QEC

=========================================================

  NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION OTHER THAN AS CONTAINED IN THIS PROSPECTUS, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION TO SUCH PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                           PAGE
                                           ----
Prospectus Summary........................    3
Risk Factors..............................    7
Use of Proceeds...........................   13
Price Range of Common Stock...............   13
Dividend Policy...........................   14
Capitalization............................   15
Selected Consolidated Financial and
  Operating Data..........................   16
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations..............................   18
Business..................................   28
Management................................   38
Certain Transactions......................   46
Principal Shareholders....................   47
Description of Capital Stock..............   47
Underwriting..............................   49
Legal Matters.............................   50
Experts...................................   50
Additional Information....................   50
Index to Consolidated Financial
  Statements..............................  F-1
Appraisal.................................  A-1

=========================================================
=========================================================

                                1,500,000 SHARES

                                     [LOGO]

                              WILLIS LEASE FINANCE
                                  CORPORATION

                                  COMMON STOCK

                          ---------------------------
                                   PROSPECTUS
                                    November
                                    --, 1997
                          ---------------------------
                                LEHMAN BROTHERS

                                 DAIN BOSWORTH
                                  INCORPORATED

=========================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the various expenses expected to be incurred by the Registrant in connection with the sale and distribution of the securities being registered hereby, other than underwriting discounts and commissions. All amounts are estimated except the Securities and Exchange Commission registration fee, the NASD filing fee and the Nasdaq listing fee.

        SEC registration fee..............................................  $  9,867
        NASD filing fee...................................................     3,756
        Nasdaq listing fee................................................    17,500
        Transfer Agent fees and expenses..................................     5,000
        Printing expenses.................................................   175,000
        Legal fees and expenses...........................................   175,000
        Blue Sky fees and expenses........................................    10,000
        Accounting fees and expenses......................................    80,000
        Appraisal fee.....................................................    10,350
        Directors and Officers insurance premiums.........................    20,000
        Miscellaneous.....................................................     3,527
                                                                            --------
                  Total...................................................  $510,000
                                                                            ========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 317 of the California General Corporation Law (the "California Law") and Article III of the Company's Articles of Incorporation (the "Articles"), provide for the indemnification of directors, officers, and "agents" (as defined in Section 317 of the California Law) under certain circumstances. The Articles grant the Company the power to indemnify its directors, officers, and agents under certain circumstances to the extent permitted by California Law against certain expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceeding arising by reason of his or her position as a director, officer, employee or agent.

     Section 317 of the California Law provides that a corporation has the power to purchase and maintain insurance on behalf of any agent of the corporation against any liabilities asserted against or incurred by the agent in such capacity. The Company has procured a directors' and officers' liability insurance policy insuring the Company's directors and officers against certain liabilities and expenses incurred by them in their capacities as such, and insuring the Company under certain circumstances, in the event that indemnification payments are made by the Company to such directors and officers.

     Section 204(a)(11) of the California Law provides for the indemnification, subject to certain limitations, of directors, officers and agents for breach of their duty to a corporation and its shareholders in excess of that expressly permitted by Section 317 of the California Law.

     The Company has entered into indemnification agreements with its directors and officers. These agreements provide substantially broader indemnity rights than those provided under the California Law and the Company's Bylaws. The indemnification agreements are not intended to deny or otherwise limit third-party or derivative suits against the Company or its directors or officers, but if a director or officer were entitled to indemnity or contribution under the indemnification agreement, the financial burden of a third-party suit would be borne by the Company, and the Company would not benefit from derivative recoveries against the director or officer. Such recoveries would accrue to the benefit of the Company but would be offset by the Company's obligations to the director or officer under the indemnification agreement.

     The above discussion of the Company's Articles and indemnification agreements and of Sections 204(a)(11) and 317 of the California Law is not intended to be exhaustive and is respectively qualified in its entirety by such Articles, indemnification agreements and statutes.

     In addition, the Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement provides for indemnification by the Underwriters of the Registrant and its officers and directors, and by the Registrant of the Underwriters, for certain liabilities arising under the Securities Act or otherwise.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     Except as set forth below, the Registrant did not sell any securities which were not registered under the Securities Act during the three year period ended September 30, 1997.

     On September 18, 1996, the Company issued 14,343 shares of the Company's Common Stock valued at $121,091 to Mr. Dibble, President-Willis Aeronautical Services Inc. and his wife, in exchange for the contribution of all of the shares of the capital stock owned by them in Willis Aeronautical Services Inc., a subsidiary of the Company. The issuance of shares was undertaken pursuant to the exemption from the registration requirements of the Securities Act provided under Section 4(2) thereof.

ITEM 16. EXHIBITS

        EXHIBIT
        NUMBER                                     DESCRIPTION
        -------     --------------------------------------------------------------------------
          1.1       Form of Underwriting Agreement
          3.1       Amended and Restated Articles of Incorporation, filed September 11, 1996 together with Certificate of Amendment of Amended and Restated Articles of
                    Incorporation filed on September 24, 1996. Incorporated by reference to
                    Exhibit 3.2 of the Company's report on Form 10-K for the year ended
                    December 31, 1996.
          3.2       Bylaws, Incorporated by reference to Exhibit 3.3 to Registration Statement
                    No. 333-5126-LA filed on June 21, 1996.
          4.1       Specimen of Common Stock Certificate. Incorporated by reference to Exhibit
                    4.1 to Registration Statement No. 333-5126 filed on June 21, 1996.
          5.1       Opinion of Gibson, Dunn & Crutcher LLP.*
         10.1       1996 Stock Option/Stock Issuance Plan and form of agreement thereunder.
                    Incorporated by reference to Exhibit 10.1 to Registration Statement No.
                    333-5126 filed on June 21, 1996.
         10.2       Employee Stock Purchase Plan. Incorporated by reference to Exhibit 10.2 to
                    Registration Statement No. 333-5126-LA filed on June 21, 1996.
         10.3       Form of Indemnification Agreement entered into between the Company and its directors and officers. Incorporated by reference to Exhibit 10.3 to
                    Registration Statement No. 333-5126-LA filed on June 21, 1996.
         10.4       Lease dated May 23, 1995 for facilities located in South San Francisco,
                    California, together with amendment thereto dated March 18, 1996.
                    Incorporated by reference to Exhibit 10.4 to Registration Statement No.
                    333-5126-LA filed on June 21, 1996.
         10.5       Lease dated February 4, 1997, between Atlas Metal Spinning Company and
                    Willis Aeronautical Services, Inc., for an office and warehouse facility located in South San Francisco. Incorporated by reference to Exhibit 10.5 of the Company's report on Form 10-K for the year ended December 31, 1996.
         10.6       Lease dated March 16, 1992 for facilities located in Sausalito,
                    California, together with amendment thereto. Incorporated by reference to
                    Exhibit 10.6 of the Company's report on Form 10-K for the year ended
                    December 31, 1996.

        EXHIBIT
        NUMBER                                     DESCRIPTION
        -------     --------------------------------------------------------------------------
        10.7        Employment Agreement between the Company and William McElfresh.
                    Incorporated by reference to Exhibit 10.5 to Registration Statement No.
                    333-5126 LA filed on June 21, 1996.
        10.8        Employment Agreement between the Company and Steven Oldenburg.
                    Incorporated by reference to Exhibit 10.6 to Registration Statement No.
                    333-5126-LA filed on June 21, 1996.
        10.9        Employment Agreement between the Company and Edwin Dibble.
        10.10       Assignment and Assumption of Leases and Purchase and Sale of Engines
                    Agreement, dated September 11, 1992 between Terandon Leasing Corporation and International Lease Finance Corporation. Incorporated by reference to
                    Exhibit 10.8 to Registration Statement No. 333-5126-LA filed on June 21,
                    1996.
        10.11       Engine Loan Agreement dated April 22, 1994, between T-5, Inc. and Ryoshin
                    Leasing (USA) Inc. Incorporated by reference to Exhibit 10.11 to
                    Registration Statement No. 333-5126-LA filed on June 21, 1996.
        10.12       Loan Agreement dated March 1, 1994 between T-7, Inc. and Heller Financial
                    Inc. Incorporated by reference to Exhibit 10.12 to Registration Statement
                    No. 333-5126-LA filed on June 21, 1996.
        10.13       Loan Agreement dated April 1, 1994 between T-7, Inc. and Heller Financial
                    Inc. Incorporated by reference to Exhibit 10.13 to Registration Statement
                    No. 333-5126-LA filed on June 21, 1996.
        10.14       Secured Loan Agreement dated December 29, 1995 between T-10, Inc. and
                    Finova Capital Corporation. Incorporated by reference to Exhibit 10.14 to
                    Registration Statement No. 333-5126-LA filed on June 21, 1996.
        10.15       Credit Agreement dated June 30, 1995 between the Company and Svenska
                    Finans International BV. Incorporated by reference to Exhibit 10.15 to
                    Registration Statement No. 333-5126-LA filed on June 21, 1996.
        10.16       Loan Agreement dated January 28, 1997, together with related documents.
                    Incorporated by reference to Exhibit 10.16 of the Company's Report on Form
                    10K for the year ended December 31, 1996.
        10.17       Loan Agreement dated November 6, 1996 between Willis Aeronautical
                    Services, Inc. and The Pacific Bank, N.A., together with related documents. Incorporated by reference to Exhibit 10.17 of the Company's
                    Report on Form 10-K for the year ended December 31, 1996.
        10.18       Loan Agreement dated February 2, 1997 between the Company and Finova
                    Capital Corporation. Incorporated by reference to Exhibit 10.18 to the
                    Company's Report on Form 10-Q for the period ended March 31, 1997.
        10.19       Loan Agreement dated June 12, 1997 with CoreStates Bank, together with related documents for a $15 million revolving credit facility.
                    Incorporated by reference to Exhibit 10.19 to the Company's Report on Form
                    10-Q for the period ended June 30, 1997.
        10.20       Amendment dated July 28, 1997, to loan agreement dated June 12, 1997, for the increasing of the revolving credit facility to $30 million from $15 million. Incorporated by reference to Exhibit 10.20 to the Company's
                    Report on Form 10-Q for the period ended June 30, 1997.
        10.21       Engine Loan and Security Agreement, dated September 8, 1997 between T-12,
                    Inc. and Fleet Capital Corporation.

        EXHIBIT
        NUMBER                                     DESCRIPTION
        -------     --------------------------------------------------------------------------
        10.22       Engine Loan and Security Agreement, dated September 17, 1997 between T-12,
                    Inc. and Fleet Capital Corporation.
        10.23       Engine Sales Agreement dated August 14, 1997, together with related documents, for a $47 million purchase from Pratt & Whitney for nine bare
                    Pratt & Whitney 4056 engines. Incorporated by reference to Exhibit 10.19 to the Company's Report on Form 10-Q for the period ended September 30,
                    1997.
        10.24       Loan Agreement dated September 8, 1997, together with related documents, for a $2 million loan from Fleet Capital Corporation relating to the financing of equipment leased to Delta Air Lines. Incorporated by reference to Exhibit 10.20 to the Company's Report on Form 10-Q for the
                    period ended September 30, 1997.
        10.25       Loan Agreement dated September 17, 1997, together with related documents, for a $4.3 million loan from Fleet Capital Corporation relating to the financing of equipment leased to GE ESI. Incorporated by reference to
                    Exhibit 10.21 to the Company's Report on Form 10-Q for the period ended
                    September 30, 1997.
        11.1        Statement regarding computation of per share earnings. Incorporated by reference to Exhibit 11.1 to the Company's Report on Form 10-Q for the
                    period ended September 30, 1997.
        21.1        Subsidiaries of the Company. Incorporated by reference to Exhibit 21.1 to
                    Registration Statement No. 333-5126-LA filed on June 21, 1996.
        23.1        Consent of KPMG Peat Marwick, LLP.
        23.2        Consent of Gibson, Dunn & Crutcher LLP (see Exhibit 5.1)
        23.3        Consent of Aircraft Information Services, Inc.

---------------

* To be filed by amendment.

ITEM 17. UNDERTAKINGS

     Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to any arrangement, provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than that payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

          (i) For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (ii) For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement for the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this Registration Statement to be signed on its behalf by the undersigned in the City of Sausalito, State of California, on the 10th day of November, 1997.

                                          WILLIS LEASE FINANCE CORPORATION

                                          BY:   /s/ CHARLES F. WILLIS, IV
                                            ------------------------------------
                                                   Charles F. Willis, IV
                                                         President

     KNOWN ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Charles F. Willis, IV and Donald A. Nunemaker severally, as his true and lawful attorney-in-fact and agent, each with full power of substitution and resubstitution for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each said attorney-in-fact or agent or substitute lawfully does or causes to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form S-1 has been signed below by the following persons in the capacities and on the dates indicated:

              SIGNATURE                              CAPACITY                         DATE
--------------------------------------  ----------------------------------    --------------------

      /s/ CHARLES F. WILLIS, IV          Chairman of the Board; President      November 10, 1997
--------------------------------------     and Chief Executive Officer
        Charles F. Willis, IV

       /s/ DONALD A. NUNEMAKER          Executive Vice President and Chief     November 10, 1997
--------------------------------------        Administrative Officer
         Donald A. Nunemaker

         /s/ JAMES D. MCBRIDE           Executive Vice President and Chief     November 10, 1997
--------------------------------------          Financial Officer
           James D. McBride

       /s/ WILLIAM L. MCELFRESH            Director and Executive Vice         November 10, 1997
--------------------------------------  President -- Strategic Development
         William L. McElfresh

         /s/ ROSS K. ANDERSON                        Director                  November 10, 1997
--------------------------------------
           Ross K. Anderson

         /s/ WILLIAM M. LEROY                        Director                  November 10, 1997
--------------------------------------
           William M. LeRoy

      /s/ WILLARD H. SMITH, JR.                      Director                  November 10, 1997
--------------------------------------
        Willard H. Smith, Jr.

                                 EXHIBIT INDEX

                                                                                     SEQUENTIALLY
        EXHIBIT                                                                        NUMBERED
        NUMBER                               DESCRIPTION                                 PAGE
        -------     -------------------------------------------------------------    ------------
          1.1       Form of Underwriting Agreement...............................
          3.1       Amended and Restated Articles of Incorporation, filed
                    September 11, 1996 together with Certificate of Amendment of
                    Amended and Restated Articles of Incorporation filed on
                    September 24, 1996. Incorporated by reference to Exhibit 3.2 of the Company's report on Form 10-K for the year ended
                    December 31, 1996............................................
          3.2       Bylaws, Incorporated by reference to Exhibit 3.3 to
                    Registration Statement No. 333-5126-LA filed on June 21,
                    1996.........................................................
          4.1       Specimen of Common Stock Certificate. Incorporated by
                    reference to Exhibit 4.1 to Registration Statement No.
                    333-5126 filed on June 21, 1996..............................
          5.1       Opinion of Gibson, Dunn & Crutcher LLP.*.....................
         10.1       1996 Stock Option/Stock Issuance Plan and form of agreement thereunder. Incorporated by reference to Exhibit 10.1 to
                    Registration Statement No. 333-5126 filed on June 21, 1996...
         10.2       Employee Stock Purchase Plan. Incorporated by reference to
                    Exhibit 10.2 to Registration Statement No. 333-5126-LA filed on June 21, 1996.............................................
         10.3       Form of Indemnification Agreement entered into between the
                    Company and its directors and officers. Incorporated by
                    reference to Exhibit 10.3 to Registration Statement No.
                    333-5126-LA filed on June 21, 1996...........................
         10.4       Lease dated May 23, 1995 for facilities located in South San
                    Francisco, California, together with amendment thereto dated
                    March 18, 1996. Incorporated by reference to Exhibit 10.4 to
                    Registration Statement No. 333-5126-LA filed on June 21,
                    1996.........................................................
         10.5       Lease dated February 4, 1997, between Atlas Metal Spinning
                    Company and Willis Aeronautical Services, Inc., for an office and warehouse facility located in South San Francisco.
                    Incorporated by reference to Exhibit 10.5 of the Company's report on Form 10-K for the year ended December 31, 1996.....
         10.6       Lease dated March 16, 1992 for facilities located in
                    Sausalito, California, together with amendment thereto.
                    Incorporated by reference to Exhibit 10.6 of the Company's report on Form 10-K for the year ended December 31, 1996.....
         10.7       Employment Agreement between the Company and William
                    McElfresh. Incorporated by reference to Exhibit 10.5 to
                    Registration Statement No. 333-5126 LA filed on June 21,
                    1996.........................................................
         10.8       Employment Agreement between the Company and Steven
                    Oldenburg. Incorporated by reference to Exhibit 10.6 to
                    Registration Statement No. 333-5126-LA filed on June 21,
                    1996.........................................................
         10.9       Employment Agreement between the Company and Edwin Dibble....

                                                                                     SEQUENTIALLY
        EXHIBIT                                                                        NUMBERED
        NUMBER                               DESCRIPTION                                 PAGE
        -------     -------------------------------------------------------------    ------------
         10.10      Assignment and Assumption of Leases and Purchase and Sale of
                    Engines Agreement, dated September 11, 1992 between Terandon
                    Leasing Corporation and International Lease Finance
                    Corporation. Incorporated by reference to Exhibit 10.8 to
                    Registration Statement No. 333-5126-LA filed on June 21,
                    1996.........................................................
         10.11      Engine Loan Agreement dated April 22, 1994, between T-5, Inc.
                    and Ryoshin Leasing (USA) Inc. Incorporated by reference to
                    Exhibit 10.11 to Registration Statement No. 333-5126-LA filed on June 21, 1996.............................................
         10.12      Loan Agreement dated March 1, 1994 between T-7, Inc. and
                    Heller Financial Inc. Incorporated by reference to Exhibit
                    10.12 to Registration Statement No. 333-5126-LA filed on June
                    21, 1996.....................................................
         10.13      Loan Agreement dated April 1, 1994 between T-7, Inc. and
                    Heller Financial Inc. Incorporated by reference to Exhibit
                    10.13 to Registration Statement No. 333-5126-LA filed on June
                    21, 1996.....................................................
         10.14      Secured Loan Agreement dated December 29, 1995 between T-10,
                    Inc. and Finova Capital Corporation. Incorporated by
                    reference to Exhibit 10.14 to Registration Statement No.
                    333-5126-LA filed on June 21, 1996...........................
         10.15      Credit Agreement dated June 30, 1995 between the Company and
                    Svenska Finans International BV. Incorporated by reference to
                    Exhibit 10.15 to Registration Statement No. 333-5126-LA filed on June 21, 1996.............................................
         10.16      Loan Agreement dated January 28, 1997, together with related documents. Incorporated by reference to Exhibit 10.16 of the
                    Company's Report on Form 10K for the year ended December 31,
                    1996.........................................................
         10.17      Loan Agreement dated November 6, 1996 between Willis
                    Aeronautical Services, Inc. and The Pacific Bank, N.A.,
                    together with related documents. Incorporated by reference to
                    Exhibit 10.17 of the Company's Report on Form 10-K for the
                    year ended December 31, 1996.................................
         10.18      Loan Agreement dated February 2, 1997 between the Company and
                    Finova Capital Corporation. Incorporated by reference to
                    Exhibit 10.18 to the Company's Report on Form 10-Q for the
                    period ended March 31, 1997..................................
         10.19      Loan Agreement dated June 12, 1997 with CoreStates Bank,
                    together with related documents for a $15 million revolving credit facility. Incorporated by reference to Exhibit 10.19 to the Company's Report on Form 10-Q for the period ended
                    June 30, 1997................................................
         10.20      Amendment dated July 28, 1997, to loan agreement dated June
                    12, 1997, for the increasing of the revolving credit facility to $30 million from $15 million. Incorporated by reference to
                    Exhibit 10.20 to the Company's Report on Form 10-Q for the
                    period ended June 30, 1997...................................
         10.21      Engine Loan and Security Agreement, dated September 8, 1997 between T-12, Inc. and Fleet Capital Corporation.
                    Incorporated by reference to Exhibit 10.20 to the Company's
                    Report on Form 10-Q for the period ended September 30,
                    1997.........................................................

                                                                                     SEQUENTIALLY
        EXHIBIT                                                                        NUMBERED
        NUMBER                               DESCRIPTION                                 PAGE
        -------     -------------------------------------------------------------    ------------
         10.22      Engine Loan and Security Agreement, dated September 17, 1997 between T-12, Inc. and Fleet Capital Corporation.
                    Incorporated by reference to Exhibit 10.21 to the Company's
                    Report on Form 10-Q for the period ended Septemper 30,
                    1997.........................................................
         10.23      Engine Sales Agreement dated August 14, 1997, together with related documents, for a $47 million purchase from Pratt &
                    Whitney for nine bare Pratt & Whitney 4056 engines.
                    Incorporated by reference to Exhibit 10.19 to the Company's
                    Report on Form 10-Q for the period ended September 30,
                    1997.........................................................
         10.24      Loan Agreement dated September 8, 1997, together with related documents, for a $2 million loan from Fleet Capital
                    Corporation relating to the financing of equipment leased to
                    Delta Air Lines. Incorporated by reference to Exhibit 10.20 to the Company's Report on Form 10-Q for the period ended
                    September 30, 1997...........................................
         10.25      Loan Agreement dated September 17, 1997, together with
                    related documents, for a $4.3 million loan from Fleet Capital
                    Corporation relating to the financing of equipment leased to
                    GE ESI. Incorporated by reference to Exhibit 10.21 to the
                    Company's Report on Form 10-Q for the period ended September
                    30, 1997.....................................................
         11.1       Statement regarding computation of per share earnings.
                    Incorporated by reference to Exhibit 11.1 to the Company's
                    Report on Form 10-Q for the period ended September 30,
                    1997.........................................................
         21.1       Subsidiaries of the Company. Incorporated by reference to
                    Exhibit 21.1 to Registration Statement No. 333-5126-LA filed on June 21, 1996.............................................
         23.1       Consent of KPMG Peat Marwick, LLP............................
         23.2       Consent of Gibson, Dunn & Crutcher LLP (see Exhibit 5.1).....
         23.3       Consent of Aircraft Information Services, Inc................

---------------

* To be filed by amendment.